UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 10-K

(MARK ONE)

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended November 2, 2025

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from   to

Broadcom Inc.

Delaware	**3421 Hillview Ave**	**001-38449**	**35-2617337**
(State or Other Jurisdiction of Incorporation or Organization)	**Palo Alto, CA 94304** **(650) 427-6000**	(Commission File Number)	(I.R.S. Employer Identification No.)

(Exact Name of Registrant as Specified in Its Charter
Address of Principal Executive Offices, Including Zip Code
Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	AVGO	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☑   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐   Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates as of May 2, 2025, based upon the closing sale price of such shares on The Nasdaq Global Select Market on such date was approximately $939.2 billion.

As of November 28, 2025, there were 4,741,273,799 shares of our common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The registrant's definitive proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

BROADCOM INC.
2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

		Page
PART I.		
ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	12
ITEM 1B.	UNRESOLVED STAFF COMMENTS	28
ITEM 1C.	CYBERSECURITY	28
ITEM 2.	PROPERTIES	29
ITEM 3.	LEGAL PROCEEDINGS	29
ITEM 4.	MINE SAFETY DISCLOSURES	30
PART II.		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	31
ITEM 6.	[RESERVED]	32
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	33
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	44
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	45
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	89
ITEM 9A.	CONTROLS AND PROCEDURES	89
ITEM 9B.	OTHER INFORMATION	90
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	90
PART III.		
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	91
ITEM 11.	EXECUTIVE COMPENSATION	91
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	91
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	91
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	91
PART IV.		
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	92
ITEM 16.	FORM 10-K SUMMARY	98
SIGNATURES		99

PART I

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws and particularly in Item 1: "Business," Item 1A: "Risk Factors," Item 3: "Legal Proceedings" and Item 7: "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K. These statements are indicated by words or phrases such as "anticipate," "expect," "estimate," "seek," "plan," "believe," "could," "intend," "will," and similar words or phrases. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. These forward-looking statements may include our projected financial results or expectations regarding acquisitions, developments in technology and products. Such statements are based on current expectations, estimates, forecasts and projections of our industry performance and macroeconomic conditions, based on management's judgment, beliefs, current trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Accordingly, we caution you not to place undue reliance on these statements. Material factors that could cause actual results to differ materially from our expectations include, but are not limited to, those disclosed under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, and in other documents we file from time to time with the Securities and Exchange Commission (the "SEC"). We undertake no intent or obligation to publicly update or revise any forward-looking statements for any reason, except as required by law.

Unless stated otherwise or the context otherwise requires, references to "Broadcom," "we," "our," and "us" mean Broadcom Inc. and its consolidated subsidiaries. We operate on a 52- or 53-week fiscal year ending on the Sunday closest to October 31. The fiscal year ended November 2, 2025 was a 52-week year. We refer to our fiscal years by the calendar year in which they end.

ITEM 1.   BUSINESS

Overview

We are a global technology leader that designs, develops and supplies a broad range of semiconductor and semiconductor-based solutions and infrastructure software solutions. Our more than 60-year history of innovation dates back to our diverse origins from AT&T/Bell Labs, Lucent and Hewlett-Packard Company, and has evolved through acquisitions, including LSI Corporation, Broadcom Corporation, Brocade Communications Systems, Inc., CA, Inc., Symantec Enterprise Security, and VMware, Inc. ("VMware"). Over the years, we have assembled a large team of semiconductor and software design engineers around the world. We maintain design, product and software development engineering expertise and resources at locations primarily in the U.S., Asia, and Europe. We combine global scale, engineering depth, broad product portfolio, superior execution and operational focus to deliver category-leading semiconductor and infrastructure software solutions.

Business Strategy

Our strategy is focused on sustained technology leadership and developing category-leading solutions to deliver a comprehensive suite of innovative infrastructure technology products to the world's leading business and government customers. We seek to achieve this through extensive internal research and development, as well as strategic acquisitions of businesses and technologies, to ensure our products retain their technology market leadership. This strategy results in a robust business model designed to drive diversified and sustainable operating and financial results.

Products and Markets

Semiconductor Solutions

Our semiconductor and semiconductor-based solutions include a broad portfolio of complex digital and mixed signal devices based on silicon wafers with complementary metal oxide semiconductor ("CMOS") transistors, III-V based devices, network interface cards ("NICs") and other modules, switches, subsystems and, in some cases, racks. Our solutions are used in a wide array of environments, end products and applications, such as enterprise and artificial intelligence ("AI") data centers, servers and networking and connectivity equipment, as well as storage systems, home connectivity devices, set-top boxes ("STB"), broadband access, telecommunication equipment, wireless devices and base stations, factory automation, power generation and alternative energy systems, and electronic displays. We differentiate ourselves through our high-performance design and integration capabilities, and focus on developing semiconductor products for markets that require our high quality, leading technology and integrated performance semiconductor and semiconductor-based solutions.

Our semiconductor and semiconductor-based solutions also enable our customers to build and deploy AI data center infrastructure for their training and inference workloads and manage the movement of data across their AI network infrastructure based on open, flexible, standards-based Ethernet. In addition, our solutions enable accelerated compute and networking connectivity at scale, within and across AI server racks and across AI data center sites. Customers of these solutions are hyperscalers and companies with AI frontier models, as well as original equipment manufacturers ("OEMs") and system integrators that develop servers, switches and racks deployed in large-scale AI data centers to run training and inference workloads. Our AI semiconductor solutions include custom accelerators or XPUs, Ethernet switching and routing silicon, Ethernet NICs, physical layer devices ("PHYs") and optical components, as well as racks and systems based on our XPUs.

We offer our semiconductor and semiconductor-based solutions in five major end markets: Networking Connectivity, Wireless Device Connectivity, Servers and Storage Systems, Broadband and Industrial. Below is a description of our key solutions by end market and application.

Networking Connectivity. Our solutions manage the movement of data in data center, service provider and enterprise networking applications. We develop semiconductor products that enable accelerated compute and networking connectivity deployed in enterprise and AI data centers and service providers for their workloads. Our products offer an open, flexible, standards-based Ethernet NIC and switching solution to resolve connectivity bottlenecks in data centers, particularly in AI data centers where compute bandwidth and cluster sizes grow rapidly. The following products can be used for both AI and non-AI workloads and applications.

- *Custom Silicon Solutions*: We provide advanced technology and intellectual property ("IP") platforms for customers to design and develop application specific integrated circuits ("ASICs") for AI and high-performance computing, networking and storage applications. Our custom silicon solutions provide the platform to integrate embedded logic, high-bandwidth memory, serializer/deserializer technology, IP cores and processor cores using advanced packaging technologies. ASICs are custom products built to our individual customers' specifications, such as our custom accelerators or XPUs, for hyperscalers, companies with AI frontier models and system integrators, and in some cases used in racks or systems.

- **Ethernet Switching & Routing**: Ethernet is a ubiquitous interconnection technology that enables high-performance and cost-effective networking infrastructure. We offer a broad set of Ethernet switching and routing products that are optimized for enterprise and AI data center, service provider and enterprise networks. For our hyperscaler and other customers with AI frontier models, our high capacity, low-latency, switching silicon supports advanced protocols around virtualization and multi-pathing for data centers. Our Ethernet switching fabric technologies provide the ability to build highly scalable flat networks supporting tens of thousands of servers. Our service provider switch portfolio enables carrier networks to support prioritized delivery of data traffic in the wireless backhaul, access, aggregation and core of their networks. For enterprise networks, we offer product families with secure, encrypted switching capabilities and support lower power modes that comply with industry standards around energy efficient Ethernet.

- **Ethernet NIC Controllers**: Our Ethernet NIC controllers are designed for high-performance virtualization, intelligent flow processing, secure data center connectivity and machine learning.

- **Physical Layer Devices**: These devices are transceivers that enable the reception and transmission of Ethernet data packets over a physical medium such as copper wire or optical fibers. Our high-performance Ethernet transceivers are built upon a proprietary digital signal processing (DSP) communication architecture optimized for high-speed network connections and support the latest standards and advanced features, such as energy efficient Ethernet, data encryption and time synchronization. We also offer a range of automotive Ethernet products, including PHYs, switches and camera microcontrollers for in-vehicle connectivity and smart vision.

- **Fiber Optic Components**: We supply a wide array of optical components for the Ethernet networking, storage, and access, metro- and long-haul telecommunication markets. Our optical components enable the high-speed reception and transmission of data through optical fibers.

Wireless Device Connectivity Solutions. We provide leading edge connectivity solutions for the wireless device market. Our products include radio frequency ("RF") front-end modules and filters, Wi-Fi/Bluetooth combination chips, custom touch controllers and inductive charging devices.

- **RF Semiconductor Devices**: Our devices selectively filter, as well as amplify and route, RF signals. Filters enable modern wireless communication systems to support a large number of subscribers simultaneously by ensuring that the multiple transmissions and receptions of voice and data streams do not interfere with each other. Our RF devices include multi-chip front-end modules that integrate transmit/receive switching and filtering functions for multiple frequency bands, filter modules and discrete filters, all using our proprietary commercial film bulk acoustic resonator ("FBAR") filter technology. Our expertise in FBAR technology, amplifier design, and module integration enables us to offer industry-leading performance in cellular RF transceiver applications.

- **Connectivity Solutions**: Our solutions are designed for use in wireless devices including smartphones, tablets and wearable products. We offer a family of high performance, low power Wi-Fi chipsets, as well as Bluetooth silicon and software products. These solutions include combination chips that offer integrated Wi-Fi and Bluetooth functionality, which provides significant performance advantages over discrete solutions.

- **Custom Touch Controllers**: Our touch controllers process signals from touch screens in wireless devices.

- **Inductive Charging ASICs**: These products offer high efficiency and are highly integrated solutions for wireless and wearable devices.

Servers and Storage System Solutions. Our solutions enable secure movement of digital data to and from host machines, such as servers, personal computers and storage systems, to the underlying storage devices, such as hard disk drives ("HDD") and solid-state drives ("SSD").

- **PCIe Switches**: Our interconnect semiconductors support the peripheral component interconnect express ("PCIe") communication standards in both AI and non-AI applications. PCIe is the primary interconnection mechanism inside modern computing systems.

- **SAS & RAID Products**: Our serial attached small computer system interface ("SAS") and redundant array of independent disks ("RAID") controller and adapter products enable secure and high-speed data transmission between a host computer, such as a server, and storage peripheral devices, such as HDD and SSD. RAID technology is a critical part of our server storage connectivity solutions as it provides protection against the loss of critical data resulting from HDD failures.

- **Fibre Channel Products**: We provide fibre channel host bus adapters that connect host computers such as servers to fibre channel storage area networking ("FC SAN") products.

- **HDD & SSD Solutions**: We provide read channel-based system-on-chip ("SoC") and preamplifiers that are the critical chips required to read, write and protect data. An HDD SoC is an integrated circuit ("IC") that combines the functionality of a read channel, serial interface, memory and a hard disk controller in a small, high-performance, low-power and cost-effective package. Read channels convert analog signals that are generated by reading the stored data on the physical media into digital signals.

Our preamplifiers, which are complex, high-speed, mixed signal devices that enable writing and reading data to and from the HDD heads, interface with the SoC to provide the electronics data path in a HDD.

We also provide custom flash controllers that manage the underlying flash memory in SSDs, performing critical functions such as reading and writing data to and from the flash memory and performing error correction, wear leveling and bad block management.

Broadband Solutions. We provide solutions for enabling STBs and broadband access applications.

• *Set-Top Box*: We offer complete SoC platform solutions for cable, satellite, Internet Protocol television, over-the-top and terrestrial STBs. Our solutions enable global service providers to introduce new and enhanced technologies and services in STBs, including transcoding, digital video recording functionality, high definition video processing, increased networking capabilities, and added tuners to enable fast channel change and multiple simultaneous recordings.

• *Broadband Access*: We offer complete SoC platform solutions for digital subscriber line, cable, passive optical networking ("PON") and wireless local area network for both consumer premise equipment ("CPE") and central office deployments. Our CPE devices are used in broadband modems, residential gateways and Wi-Fi access points and routers. Our solutions enable global service providers to continue deploying next generation broadband access technologies across multiple standards, including G.fast, Data Over Cable Service Interface Specifications, PON and Wi-Fi to provide more bandwidth and faster speeds to consumers.

Industrial. We provide a broad variety of factory automation, renewable energy and automotive electronic solutions, including optocouplers, industrial fiber optics, industrial and medical sensors, motion encoders, light emitting diode devices, and Ethernet ICs. Our industrial products are used in a diverse set of applications, spanning industrial automation, power generation and distribution systems, medical systems and equipment, defense and aerospace, and vehicle subsystems including those used in electric vehicle powertrain, infotainment and advanced driver assistance systems.

Infrastructure Software

Our infrastructure software solutions help enterprises simplify their information technology ("IT") environments. Many of the largest companies in the world, including most of the Fortune 500, and many government agencies rely on our infrastructure and security software solutions to modernize, optimize, and secure the most complex private cloud, hybrid cloud and edge environments. This enables scalability, agility, automation, insights, resiliency and security, making it easy for customers to run their mission-critical workloads. We also offer mission-critical FC SAN products and related software in the form of modules, switches and subsystems incorporating multiple semiconductor products.

We offer five major infrastructure software portfolios: Private Cloud, Mainframe Software, Cybersecurity, Enterprise Software and FC SAN Management. Below is a description of our key portfolio offerings.

Private Cloud Software Portfolio. Our portfolio delivers public cloud scale and agility with private cloud security, resilience and performance, and lower total cost of ownership as compared to native public cloud, providing customers with infrastructure, application and security modernization, private AI as a service and enhanced cyber resilient data.

• *VMware Cloud Foundation ("VCF")*: VCF delivers integrated, enterprise-class compute, networking, storage, management and security across any supported environment. VCF includes native Kubernetes to support both virtual machines and containerized workloads on a single platform, enables advanced AI and machine learning workloads at enterprise scale and offers integrated data services capabilities. Our solutions enhance our customers' ability to continuously optimize performance and costs, protect the business from threats and enable the business to focus on outcomes instead of operations through advanced observability and insights. Our customers may select additional advanced services, such as VMware vDefend, VMware Avi Load Balancer, VMware Tanzu Platform, VMware Private AI and VMware Live Recovery, as well as business process workload automation and network observability solutions.

• *VMware Cloud Foundation Edge*: This solution is designed to deliver frictionless management of edge apps and infrastructure across many sites with limited resources.

• *VMware vSphere Foundation*: This software-defined solution provides compute, storage, networking and intelligent operations to help customers run modern applications on their existing infrastructure without added complexity.

• *Telco Cloud Platform*: This solution, built on VCF, supports network operations for telecom operators and communications service providers to modernize their infrastructure and allows them to create monetizable 5G and cloud services among others. This modernization is critical to enabling operational agility, onboarding and delivering services faster across domains while simplifying operations with automation.

- **VMware Private AI**: This capability, when added to VCF, enables the use of generative AI technologies while addressing data privacy and compliance needs of our customers.

- **VMware Live Recovery**: Our disaster and ransomware recovery advanced service helps VCF customers to combat the evolving threat landscape through solutions and technologies that enable organizational resilience through rapid recovery of applications, data and critical business services.

- **Application Networking and Security Portfolio**: Our portfolio delivers zero-trust lateral security and modern load balancing solutions enabling global digital organizations to combat malware and ransomware as well as ensure resilient application delivery. These software-defined solutions provide distributed and scale-out architectures, deep application-level visibility, plug-and-play operations and self-service consumption. Customers can deploy our solutions at speed and operate them at scale across all their private cloud applications. Both VMware vDefend and VMware Avi Load Balancer solutions are available as advanced services for VCF.

- **Application Development and Data Services Portfolio**: Our Tanzu solutions provide an AI application development platform with built-in best practices, configurations and optimizations that allow developers to focus on building and deploying applications. Our solutions further enable application and AI teams to gain access to low-latency, real-time data whether on-premises or in the cloud to build AI applications that drive business value. VMware Tanzu Platform is also available as an advanced service for VCF.

Mainframe Software Portfolio. Our portfolio includes AIOps & Automation, Database & Data Management, DevX & DevOps, Cybersecurity & Compliance and Foundational & Open Mainframe solutions that enable customers to innovate with their mainframe as part of their hybrid environment, and amplify the value of their mainframe investments through open tools and technologies.

- **AIOps & Automation**: These solutions combine an integrated platform for unifying tools, workflows and data across diverse sources to deliver end-to-end visibility into enterprise applications, enabling enhanced issue detection and streamlined remediation. Machine learning capabilities reduce complexity and deliver meaningful and actionable insights to augment and automate day-to-day operations.

- **Databases & Data Management**: These high-performance tools store, organize and manage mainframe data enabling optimal performance, efficient administration, and reliability of critical systems. Customers can also manage their mainframe data storage using solutions that securely store data on any device, including the cloud. These software-only solutions are designed to save on costs and maintain confidence in data security.

- **DevX & DevOps**: These solutions enable customers to accelerate software delivery while increasing code quality using our agile processes and tools. Our open-first strategy helps customers modernize their mainframe environment using open source and open application programming technologies across people, process, tooling and applications, resulting in greater synergy and alignment with their corporate IT environment.

- **Cybersecurity & Compliance Management**: Our security solutions are designed to align the customer's mainframe platform with its enterprise security control mandates by managing mainframe access and using enhanced security practices such as multi-factor authentication and privileged user management, and supporting external security managers. Our solutions further protect crucial mainframe data to enable compliance, identify risk, proactively respond to potential threats and reduce those risks to lighten the load on security management with automated identification and authorization cleanup.

- **Beyond Code Programs**: These programs help our customers get the most out of their mainframe investments through educating and upskilling their workforce, providing expert guidance and support for change events, and uncovering opportunities to improve efficiency and save costs.

- **Foundational & Open Mainframe Solutions**: Our foundational mainframe solutions deliver mission-critical core capabilities including security, automation, operations and resilience that enterprises rely on to ensure mainframes run at peak performance. Our open mainframe solutions extend these strengths by providing modern, API-driven, cloud-integrated tools that open the mainframe to hybrid IT environments and contemporary developer practices.

Cybersecurity Portfolio. Our solutions utilize threat intelligence from a global network of security engineers, threat analyst and researchers, as well as advanced AI and machine learning engines, enabling customers to protect data, connect authorized users with trusted applications, protect data on any app, device or network across on-premises and cloud infrastructures, and detect and respond to advanced targeted attacks.

- **Endpoint Security**: Our Symantec and Carbon Black endpoint security solutions are designed to prevent, detect and respond to emerging threats across all devices and operating systems including laptops, desktops, wireless devices, servers and cloud workloads through an AI-driven security console and single agent solutions.

- **Network Security**: Our array of network security solutions, as well as advanced threat protection technologies, are designed to stop inbound and outbound threats targeting end users, information and key infrastructure.

- **Information Security**: Our integrated information security solutions, based on an efficient, single-policy framework that can be applied across the entire environment, are designed to aid customers in identifying risky users and applications, and protecting their most sensitive data everywhere across endpoints, on-premises networks, cloud services and private applications.

- **Application Security**: Our solutions are designed to secure critical systems, prevent unwanted changes and provide continuous compliance with regulatory mandates. Our Carbon Black solutions employ a positive security model that secures often overlooked use cases such as end-of-life operating systems, critical systems, fixed function devices and air-gapped systems.

- **Identity & Access Management**: Our solution mitigates the risk of cyber criminals gaining unauthorized access to sensitive resources and data through exploitation of user access and privileges by positively identifying legitimate users, enforcing granular access control policies, and streamlining access governance.

Enterprise Software Portfolio. Our solutions enable global enterprises to optimize the planning, development and delivery of software, powering their business-critical digital services by aligning business, development, and operational teams. Our portfolio, organized in the domains of AIOps, Automation and Network Observability, DevOps, and Value Stream Management, delivers end-to-end visibility across all stages of the digital lifecycle.

FC SAN Management. Our mission-critical FC SAN products are designed to help customers reduce the cost and complexity of managing business information within a shared data storage environment, enabling high levels of availability of mission-critical applications in the form of modules, switches and subsystems incorporating multiple semiconductor products. We deliver reliable and simplified management of these FC SAN products through our software-based management tools designed to maximize uptime, dramatically simplify storage area networking deployment and management, and provide high levels of visibility and insight into the storage network.

Research and Development

We are committed to continuous investment in product development and enhancement, with a focus on rapidly introducing new, proprietary products and releases. Many of our products have grown out of our own research and development efforts, and have given us competitive advantages in certain target markets due to performance differentiation. However, we opportunistically seek to enhance our capabilities through the acquisition of engineers with complementary research and development skills and complementary technologies and businesses. We focus our research and development efforts on the development of mission-critical, innovative, retentive and higher value product platforms and those that improve the quality and stability in our broadly-deployed products. We leverage our design capabilities in markets where we believe our innovation and reputation will allow us to earn attractive margins by developing high value-add products.

We plan to continue investing in product development, both organically and through acquisitions, to drive growth in our business. We also invest in process development and improvements to product features and functions, as well as fabrication capabilities to optimize processes for devices that are manufactured internally. Our field application engineers, design engineers, and product and software development engineers are located around the world, and in many cases, near our top customers. This enhances our customer reach and our visibility into new product opportunities and, in the case of our semiconductor customers, enables us to support our customers in each stage of their product development cycle, from the early stages of production design to volume manufacturing and future growth. By collaborating with our customers, we have opportunities to develop high value-added, customized products and solutions for them that leverage our existing technologies. We anticipate that we will continue to make significant research and development investments in order to maintain our competitive position, and to ensure a continuous flow of innovative and retentive products and solutions.

Customers, Sales and Distribution

We sell our products and solutions through our direct sales force and a select network of distributors and channel partners globally. Distributors and OEMs, or their contract manufacturers ("CMs"), typically account for the substantial majority of our semiconductor sales. A relatively small number of customers account for a significant portion of our net revenue. Sales to distributors accounted for 48% of our net revenue for each of the fiscal years 2025 and 2024. We believe aggregate sales to our top five end customers, through all channels, accounted for approximately 40% of our net revenue for each of the fiscal years 2025 and 2024. We expect to continue to experience significant customer concentration in future periods. The loss of, or significant decrease in demand from, any of our top five end customers could have a material adverse effect on our business, results of operations and financial condition.

Many of our semiconductor customers design products in North America or Europe that are then manufactured in Asia. To serve customers around the world, we have strategically developed relationships with large global electronic component distributors, complemented by a number of regional distributors with customer relationships based on their respective product ranges. We also sell our products to a wide variety of OEMs or their CMs. We have established strong relationships with leading OEM customers across multiple target markets. Our direct sales force focuses on supporting our large OEM customers, and has specialized product and service knowledge that enables us to sell specific offerings at key levels throughout a customer's organization. Certain customers require us to contract with them directly and with specified intermediaries, such as CMs. Many of our major customer relationships have been in place for many years and are often the result of years of collaborative product development. This has enabled us to build our extensive IP portfolio and develop critical expertise regarding our customers' requirements, including substantial system-level knowledge. This collaboration has provided us with key insights into our customers' businesses and has enabled us to be more efficient and productive and to better serve our target markets and customers. Many of our customers and their CMs often require time-critical delivery of our products to multiple locations around the world. With sales offices located in various countries, our primary warehouse in Malaysia, and dedicated regional customer support call centers, where we address customer issues and handle logistics and other order fulfillment requirements, we believe we are well-positioned to support our customers throughout the design, technology transfer and manufacturing stages across all geographies.

Our software customers generally consist of large enterprises that have computing environments from multiple vendors and are in most major industries worldwide, including banks, insurance companies, other financial services providers, government agencies, global IT service providers, telecommunication providers, transportation companies, manufacturers, technology companies, retailers, educational organizations and health care institutions. Our private cloud infrastructure suite of solutions are available directly from Broadcom, resellers and distributors, hyperscale cloud providers, value-added OEMs and VMware cloud service provider partners. VCF provides license portability, which enables customers to purchase subscriptions of VCF software and move their VCF environments between on-premises data centers and supported cloud endpoints. We remain focused on strengthening relationships and increasing penetration within our existing core, mainframe, VMware, and Symantec endpoint customers and expanding the adoption of our enterprise software offerings with these customers. We believe our enterprise-wide license model will continue to offer our customers reduced complexity, more flexibility and an easier renewal process that will help drive revenue growth.

Manufacturing

We focus on maintaining an efficient global supply chain and a variable, low-cost operating model. Accordingly, we outsource a majority of our manufacturing operations, utilizing third-party foundry and assembly and test capabilities, as well as some of our corporate infrastructure functions. The majority of our front-end wafer manufacturing operations is outsourced to external foundries, including Taiwan Semiconductor Manufacturing Company Limited ("TSMC"). We use third-party CMs for a significant majority of our assembly and test operations, including TSMC, Advanced Semiconductor Engineering, Inc., Foxconn Technology Group, Amkor Technology, Inc. and Siliconware Precision Industries Co., Ltd. We use our internal fabrication facilities for products utilizing our innovative and proprietary processes, such as our FBAR filters for wireless communications and our vertical-cavity surface emitting laser and side emitting lasers based on gallium arsenide ("GaAs") and indium phosphide ("InP") lasers for fiber optic communications, while outsourcing commodity processes such as standard CMOS. By doing so, we can protect our IP and accelerate time to market for our products. The majority of our internal III-V semiconductor wafer fabrication is done in the U.S. and Singapore.

We purchase materials from hundreds of suppliers on a global basis. These purchases are generally on a purchase order basis and some parts are not readily available from alternate suppliers due to their unique design or the length of time and cost necessary for re-design or qualification. To address the potential disruption in our supply chain, we may use a number of techniques, including redesigning products for alternative components, making incremental or "lifetime" purchases, or qualifying more than one source of supply. Our long-term relationships with our suppliers allow us to proactively manage our technology development and product discontinuance plans, and to monitor our suppliers' financial health.

We also have a long history of operating in Asia where we manufacture and source the majority of our products and materials. We store the majority of our product inventory in our warehouse in Malaysia and our presence in Asia places us in close proximity to many of our customers' manufacturing facilities.

Competition

The markets in which we participate are highly competitive. Our competitors range from large international companies offering a wide range of products to smaller companies specializing in narrow markets. We expect the trend toward consolidation within many industries to continue, as some of our competitors have merged with or been acquired by other competitors, while others have begun collaborating with each other. We also expect competition in these markets to continue to increase as existing competitors improve or expand their product offerings and as new companies, including some of our customers, enter the markets. Additionally, our ability to compete effectively depends on a number of factors, including: quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support.

Competitors in semiconductor solutions include integrated device manufacturers, fabless semiconductor companies and the internal resources of large integrated OEMs. In infrastructure software, we compete with large enterprise software vendors that provide cloud, security, mainframe, enterprise and other software solutions, many of whom continue to expand their product and service offerings and consolidate offerings into broad product lines, and others who are smaller, niche players focused on specific markets.

Intellectual Property

Our success depends in part upon our ability to protect our IP. To accomplish this, we rely on a combination of IP rights, including patents, copyrights, trademarks, service marks, trade secrets and similar IP, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets. We believe our current product expertise, key engineering talent and IP portfolio provide us with a strong platform from which to develop application specific products in key target markets.

As of November 2, 2025, we had approximately 19,000 U.S. and other patents and 2,170 U.S. and other pending patent applications. The expiration dates of our patents range from 2025 to 2044, with a small number of patents expiring in the near future, none of which are expected to be material to our IP portfolio. We are not substantially dependent on any single patent or group of related patents.

We focus our patent application program to a greater extent on those inventions and improvements that we believe are likely to be incorporated into our products, as contrasted with more basic research. However, we do not know how many of our pending patent applications will result in the issuance of patents or the extent to which the examination process could require us to narrow our claims.

We and our predecessors have also entered into a variety of IP licensing and cross-licensing arrangements that have both benefited our business and enabled some of our competitors. A portion of our revenue comes from IP licensing royalty payments and from litigation settlements relating to such IP. We also license third-party technologies that are incorporated into some elements of our design activities, products and manufacturing processes. Historically, licenses of the third-party technologies used by us have generally been available to us on acceptable terms.

The industries in which we compete are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of IP rights, including by patent holding companies that do not make or sell products. Some of our customer agreements require us to indemnify our customers for third-party IP infringement claims arising from our products. Claims of this sort could harm our relationships with our customers and might deter future customers from doing business with us. With respect to any IP rights claims against us or our customers or distributors, we may be required to defend ourselves or our customers or distributors in litigation, cease manufacturing the infringing products, pay damages, expend resources to develop non-infringing technology, seek a license which may not be available on commercially reasonable terms or at all, or relinquish patents or other IP rights.

In addition, the proprietary portions of our source code for our infrastructure software are protected both as a trade secret and as copyrighted works. Except with respect to software components that are subject to open source licenses, our customers do not generally have access to the source code for our software. Rather, on-premises customers typically access only the executable code for our software, and SaaS customers access only the functionality of our SaaS offerings. Under certain contingent circumstances, some of our customers are beneficiaries of a source code escrow arrangement that would enable them to obtain a limited right to access and use our source code if specific conditions are met.

Employees

Our continued success depends on our ability to attract, motivate and retain our workforce in a highly competitive labor market. As the source of our technological and product innovations, our engineering and technical personnel are a critical asset.

We measure our employees' engagement by our voluntary attrition rate and employee feedback. Our global voluntary attrition rate in fiscal year 2025 was approximately 4.1%, which is below the technology industry benchmark (AON, 2025 Salary Increase and Turnover Study — First Edition, May 2025).

We also track the portion of our workforce in research and development roles. As of November 2, 2025, we had approximately 33,000 employees worldwide, with approximately 57% in research and development roles. By geography, approximately 49% of our employees are located in North America, 36% in Asia, and 15% in Europe, the Middle East and Africa.

Governmental Regulation

We are subject to numerous regulations and laws in the United States and abroad involving matters central to our business. Many of these laws and regulations are evolving and their applicability and scope, as interpreted by the courts, remain uncertain.

We are subject to regulation by the U.S. Occupational Safety and Health Administration and similar environmental, health and safety laws in other jurisdictions. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental, health and safety laws to our business will not require us to incur significant expenditures.

Our semiconductor manufacturing operations and research and development involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health, safety and the environment. These regulations include limitations on discharge of pollutants to air, water, and soil; remediation requirements; product chemical content limitations; manufacturing chemical use and handling restrictions; pollution control requirements; waste minimization considerations; and treatment, transport, storage and disposal of solid and hazardous wastes. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements, including legislation enacted in the U.S., European Union and China, among a growing number of jurisdictions, which have placed greater restrictions on the use of lead, among other restricted substances, in electronic products, which affects materials composition and semiconductor packaging.

In addition, our business is subject to various import/export regulations, such as the U.S. Export Administration Regulations, and applicable executive orders, and rules of industrial standards bodies, like the International Organization for Standardization, as well as regulation by other agencies, such as the U.S. Federal Trade Commission. These laws, regulations and orders are complex, may change frequently and with limited notice, have generally and may continue to become more stringent over time. We may incur significant expenditures in future periods as a result.

For additional information about governmental regulations applicable to our business, see Item 1A. Risk Factors in this Annual Report on Form 10-K.

Available Information

Our website is www.broadcom.com. At the "Investor Center" page on this website, we promptly make available free of charge the reports we file or furnish pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission (the "SEC"), as well as our proxy statements. Such periodic reports, proxy statements and other information are also available at the SEC's website at www.sec.gov. The information posted on our website is not incorporated into this Annual Report on Form 10-K.

Information About Our Executive Officers

The following table provides information regarding our executive officers as of December 18, 2025:

Name and Title	Age	Position and Offices
Hock E. Tan	74	President, Chief Executive Officer and Director
Kirsten M. Spears	61	Chief Financial Officer and Chief Accounting Officer
Mark D. Brazeal	57	Chief Legal and Corporate Affairs Officer
Charlie B. Kawwas, Ph.D.	55	President, Semiconductor Solutions Group

Hock E. Tan has served as our President and Chief Executive Officer since March 2006. He was President and Chief Executive Officer at Integrated Circuit Systems, Inc., a publicly traded timing solutions IC company, from 1999 until its acquisition by Integrated Device Technology, Inc. in 2005. He also served in various executive roles at ICS, including as Chief Operating Officer from 1996 to 1999 and Senior Vice President and Chief Financial Officer from 1995 to 1999. He was Vice President of Finance at Commodore International, Ltd. from 1992 to 1994, and held senior management positions at PepsiCo, Inc. and General Motors Corporation. He was managing director of Pacven Investment, Ltd., a venture capital fund in Singapore, from 1988 to 1992, and was managing director of Hume Industries Ltd. in Malaysia from 1983 to 1988. He also has served as a Member of the President's National Security and Telecommunications Advisory Committee since 2020.

Kirsten M. Spears has served as our Chief Financial Officer and Chief Accounting Officer since December 2020. She served as our Principal Accounting Officer from March 2016 to December 2020 and Vice President and Corporate Controller from May 2014 to December 2020. She was Vice President and Corporate Controller at LSI Corporation from 2007 until its acquisition by us in 2014. She held several management positions in accounting and reporting at LSI from 1997 to 2007. She also worked for PricewaterhouseCoopers LLP prior to joining LSI.

Mark D. Brazeal has served as our Chief Legal and Corporate Affairs Officer since December 2021. He served as our Chief Legal Officer from March 2017 to December 2021. He was Chief Legal Officer and Senior Vice President, IP Licensing for SanDisk Corporation from 2014 until its acquisition by Western Digital Corporation in 2016. He held several senior legal positions at Broadcom Corporation from 2000 to 2014, including Senior Vice President and Senior Deputy General Counsel in charge of all commercial, operational, IP licensing and litigation matters. He was also an attorney in the transactional and IP groups at the law firms of Wilson Sonsini Goodrich & Rosati PC, Yuasa & Hara and Howrey & Simon LLP prior to joining Broadcom Corporation.

Charlie B. Kawwas, Ph.D. has served as our President, Semiconductor Solutions Group since July 2022. He served as our Chief Operating Officer from December 2020 to July 2022, Senior Vice President and Chief Sales Officer from June 2015 to December 2020 and Senior Vice President, Worldwide Sales from May 2014 to June 2015. He was head of worldwide sales at LSI Corporation from 2010 until its acquisition by us in 2014. He held several executive leadership positions at LSI from 2007 to 2010, including Vice President of Sales and Marketing for the networking division and Vice President of Marketing for the networking and storage products group. He was also the leader of Product Line Management for the Optical Ethernet and Multi-service Edge portfolio at Nortel Networks Corporation prior to joining LSI.

ITEM 1A.   RISK FACTORS

Our business, operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows and the trading price of our common stock. The following material factors, among others, could cause our actual results to differ materially from historical results and those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. Additional risks, trends and uncertainties not presently known to us or that we currently believe are immaterial may also harm our business, financial condition, results of operations, cash flows, our reputation or the trading price of our common stock.

Risk Factors Summary

The following is a summary of the material risks that could adversely affect our business, operations and financial results.

Risks Related to Our Business

- Adverse global economic conditions could have a negative effect on us.
- Our business is subject to various governmental regulations and trade restrictions.
- Global political and economic conditions and other factors related to our international operations could adversely affect us.
- We operate in a highly cyclical semiconductor industry that is undergoing profound change due to AI.
- A significant reduction in demand or loss of one or more of our significant customers may adversely affect us.
- A slow or the unsuccessful return on our investments in research and development, expansion of our business strategy or adoption of new business models could adversely affect us.
- Winning business in the semiconductor solutions industry is an unpredictable process that often requires us to incur significant expenses, evolve our business strategy or adopt a new business model, which may negatively impact our results of operations, gross margin or cash flows.
- Dependence on a limited number of contract manufacturers and suppliers of critical materials and components within our supply chain, and potential failure to adjust such manufacturing and supply chain to meet customer demand, may adversely affect our ability to bring products to market and our results of operations.
- We are dependent on senior management and if we are unable to attract and retain qualified personnel, we may not be able to execute our business strategy effectively.
- Our ability to maintain or improve gross margin.
- Cybersecurity threats or other security breaches, or any other impairment of the confidentiality, integrity or availability of our information technology ("IT") systems, or those of one or more of our corporate infrastructure vendors, could have a material adverse effect on our business.
- A prolonged disruption of our or our customers' or suppliers' facilities or other significant operations could have a material adverse effect on us.
- We may be unable to maintain appropriate manufacturing capacity or product yields at our own manufacturing facilities.
- We are subject to risks associated with our distributors and other channel partners.
- Failure of our software portfolio to manage and secure IT infrastructures and environments and our use of open source software in certain software and services could have a material adverse effect on our business.
- The growth of our software business depends on demand for our data center virtualization portfolio, as well as customer acceptance of our software, services and business strategy.
- Incompatibility of our software portfolio with operating environments, platforms, or third-party products may adversely affect demand for our software and services.
- Failure to enter into software license agreements on a satisfactory basis could adversely affect us.
- Our sales to government customers subject us to uncertainties and additional governmental regulations.
- Failure to effectively manage our software solutions and services lifecycles could harm our business.
- Competition in our industries could prevent us from growing our revenue.
- Our operating results are subject to substantial quarterly and annual fluctuations.
- We have pursued, and may in the future pursue, mergers, acquisitions, investments, joint ventures and dispositions, which could adversely affect our results of operations.
- We may be involved in legal proceedings that could materially adversely affect our business.

- Failure to protect the IP utilized in our business could adversely affect our business.

- We are subject to warranty claims, product recalls and product liability.

- The complexity of our products could result in unforeseen delays or expense or undetected defects or bugs.

- We are subject to privacy and data security laws and contractual commitments, and our actual or perceived failure to comply with such laws and commitments could harm our business.

- Corporate responsibility matters may adversely affect our relationships with customers and investors and increase compliance costs.

- We must comply with a variety of technical standards, domestic and international laws and regulations in the manufacture and distribution of our semiconductors.

Risks Related to Our Taxes

- Our income taxes and overall cash tax costs are affected by a number of factors that could have a material, adverse effect on our financial results.

- If our tax incentives or tax holiday arrangements change or cease to be in effect or applicable, our corporate income taxes could significantly increase.

- We have potential tax liabilities as a result of VMware's former controlling ownership by Dell, which could have an adverse effect on our financial condition and operating results.

Risks Related to Our Indebtedness

- Our substantial indebtedness could adversely affect our financial health and our ability to execute our business strategy.

Risks Related to Owning Our Common Stock

- Our stock price may be volatile and your investment could lose value.

- The amount and frequency of our stock repurchases may fluctuate.

- There can be no assurance that we will continue to declare cash dividends.

For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Business

Adverse global economic conditions could have a negative effect on our business, results of operations and financial condition and liquidity.

A general weakening of the economy globally or in a particular region or industry, uncertainty and volatility in financial markets, efforts of governments to stimulate or stabilize the economy or to achieve specific policy objectives such as onshoring of semiconductor manufacturing and other unfavorable changes in economic conditions, such as inflation, higher interest rates, tightening of the credit markets, recession or slowing growth, as well as an increase in trade tensions and related tariffs with U.S. trading partners, could negatively impact our business, financial condition, cash flows and liquidity. Adverse global economic conditions have from time to time caused or exacerbated significant slowdowns in the industries and markets in which we operate, which have adversely affected our business and results of operations. Macroeconomic weakness and uncertainty may also make it more difficult to accurately forecast operating results, and market volatility stemming from current macroeconomic events may materially impact our cash flow and our ability to raise or refinance debt at favorable rates. An escalation of trade tensions between the U.S. and its trading partners may continue to result in trade restrictions and increased protectionism on both ends that harm our ability to participate in some markets or compete effectively.

Sustained uncertainty about, or worsening of, current global economic conditions, further tariffs and escalations of trade tensions between the U.S. and its trading partners, especially China, increased geopolitical volatility, and the decoupling of the global economies could result in a global economic slowdown and long-term changes to global trade. Such events may also (i) cause our customers and end-users to reduce, delay or forgo technology spending, (ii) result in customers sourcing products from other suppliers not subject to such restrictions or tariffs or to develop these products themselves, (iii) lead to the insolvency or consolidation of key suppliers and customers, and (iv) intensify pricing pressures. Any or all of these factors could negatively affect demand for our products and our business, financial condition and results of operations.

Our business is subject to various governmental regulations. Compliance with these regulations may cause us to incur significant expense and failure to maintain compliance with applicable regulations could adversely affect our business.

Our business is subject to various domestic and international laws and other legal requirements, including antitrust and import/export regulations, such as the U.S. Export Administration Regulations, and applicable executive orders. These laws, regulations, orders, tariffs, federal policies and other governmental actions are complex, continue to evolve and change frequently with limited notice and generally become more stringent over time. We may be required to incur significant expenses to comply with these legal requirements or respond to any governmental actions. In addition, if our suppliers or customers fail or choose not to comply with these legal requirements or governmental actions, we may be required to suspend purchasing from such suppliers or selling to such customers, which could damage our reputation and have a material adverse impact on our results of operations. The U.S. government continues to add companies to its restricted entity list and/or technologies to its list of prohibited exports to specific countries and impose other restrictions or requirements, which have had and may in the future have an adverse effect on our revenue, supply chain and our ability to manufacture or sell our products. These restrictive governmental actions and any similar measures that may be imposed on U.S. companies by other governments, especially in light of ongoing trade tensions with U.S. trading partners, will likely limit or prevent us from doing business with certain of our customers or suppliers and harm our ability to compete effectively or otherwise negatively affect our ability to sell our products. Furthermore, foreign government authorities have proposed and/or may take retaliatory actions, impose conditions for the supply of products or require the license or other transfer of IP, which could have a material adverse effect on our business. Uncertainty due to such evolving policies or actions also may disrupt our supply chain and if we are unable to effectively mitigate any adverse impacts from such measures, this could adversely affect our business, financial condition and results of operations.

Our products and operations are also subject to regulation by U.S. and non-U.S. regulatory agencies, such as the U.S. Federal Trade Commission. We have been, and may in the future be, involved or required to participate in regulatory investigations or inquiries from regulatory authorities in Korea, Japan and the European Union into certain of our contracting and business practices, which have and may in the future evolve into legal or other administrative proceedings. The technology industry is subject to intense media, political and regulatory scrutiny, which can increase our exposure to government investigations, regulations, legal actions and penalties. Involvement in regulatory investigations or inquiries can be costly, lengthy, complex and time-consuming, diverting the attention and energies of our management and technical personnel. If any pending or future governmental investigations result in an unfavorable resolution, we could be required to cease the manufacture and sale of the subject products or technology, pay fines or disgorge profits or other payments, and/or cease certain conduct and/or modify our contracting or business practices, which could have a material adverse effect on our business, financial condition and results of operations.

Global political and economic conditions and other factors related to our international operations could adversely affect our business, financial condition and results of operations.

A majority of our products are produced, sourced and sold internationally and our international revenue represents a significant percentage of our overall revenue. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- changes in political, regulatory, legal or economic conditions, geopolitical turmoil (including China-Taiwan relations), including terrorism, war or political or military coups, state-sponsored or politically motivated cyber-attacks, civil disturbances, or political instability (foreign and domestic);

- restrictive or retaliatory governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments, data privacy regulations, sustainability-related regulations, trade protection measures, including increasing protectionism and economic nationalism, import/export restrictions (including with regards to advanced technologies), import/export duties and quotas, trade sanctions, and customs duties and tariffs, all of which have increased and may further increase;

- changes in global tax regulations;

- difficulty in obtaining product distribution and support, and transportation delays;

- potential inability to localize our software;

- difficulty in enforcing contracts, collecting accounts receivables and maintaining appropriate financial controls;

- difficulty in conducting due diligence with respect to business partners;

- public health or safety concerns, medical epidemics or pandemics, and other natural- or man-made disasters; and

- nationalization of businesses and expropriation of assets.

While U.S. tariffs and counter-tariffs, including semiconductor-related tariffs, have not had a material impact on our financial condition or results of operations, tariffs and other macroeconomic factors could materially increase costs and disrupt our supply chain. We continuously manage product availability and costs in our supply chain to mitigate the direct and indirect impact of tariffs and other macroeconomic impacts. The ultimate impact remains uncertain and will depend on several factors outside of our control. If we are unable to effectively navigate these changes, it could have a material adverse effect on our business, operating results and stock price.

A significant legal risk associated with conducting business internationally is compliance with the various and differing laws and regulations of the many countries in which we do business. Although our policies and procedures prohibit us, our employees and our agents from engaging in unethical business practices and are designed to satisfy regulatory requirements, there can be no assurance that all of these measures will be effective in preventing violations or claims of violations. Any such violation or perceived violation could have a material adverse effect on our business.

We operate in a highly cyclical semiconductor industry that is undergoing profound change due to AI.

The semiconductor industry is highly cyclical and is subject to rapid price erosion, wide fluctuations in product supply and demand, constant and rapid technological change, evolving technical standards and evolving product applications. The semiconductor industry is undergoing profound change due to the adoption and proliferation of AI and has experienced a significant upturn, which may not be sustainable. The growth of AI is creating pressure on the semiconductor industry to timely design, manufacture and deliver semiconductor products and solutions to meet customer demand for computing power and AI infrastructure. Some of these AI customers may have constrained resources or capital and may be unable to pay for their required AI infrastructure and/or seek alternative financings or novel or deferred payment models from their vendors and suppliers. If our AI customers substantially reduce their expansion plans, cancel, reduce or delay their orders, are unable to generate the profit required to offset their spending or are otherwise unable to meet their obligations and we cannot offset the downturn in their business, it could have a material adverse effect on our business, operating results, financial condition and stock price.

A significant reduction in demand from certain customers or loss of one or more of our significant customers may adversely affect our business.

We have historically depended on a small number of end customers, OEMs, their respective contract manufacturers ("CMs") and certain distributors for a majority of our business and revenue. For fiscal year 2025, sales to distributors accounted for 48% of our net revenue. We believe aggregate sales, through all channels, to our top five end customers accounted for approximately 40% of our net revenue for fiscal year 2025. This customer concentration increases the risk of quarterly fluctuations in our operating results and our sensitivity to any material adverse developments experienced by these customers. In addition, some customers may reduce the amount of products or decline to purchase from us due to reduced capital expenditure spending, lack of access to sufficient capital, downturn in their business, purchases from our competitors or their internal development of the products.

When our semiconductor customers agree to purchase specific quantities of products or source an agreed portion of their product needs from us, such arrangements often include pricing schedules or methodologies that apply regardless of the volume of products purchased, and those customers from time to time may not or do not purchase the amount of product we expect. Moreover, our top customers, including our AI customers, may make and have made greater demands on us with regards to pricing and contractual terms, such as seeking to lease AI racks or systems based on our XPUs instead of purchasing, as well as alternative financings for such leases or other novel or deferred payment models. As a result, we may not generate the amount of revenue or free cash flow or achieve the level of profitability that we or investors expect under such arrangements, and/or such arrangements may increase our exposure to credit or customer default risks. The loss of, or any substantial reduction in sales to, any of our top customers, including our customers for our custom AI accelerators or XPUs or AI racks or systems based on our XPUs, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A slow or the unsuccessful return on our investments in research and development, expansion of our business strategy or adoption of new business models could materially adversely affect our business, financial condition, cash flows and margins.

The industries in which we compete are characterized by rapid technological change, new technological developments such as AI and cloud computing, changes in customer requirements, frequent new product introductions and enhancements, short product cycles, evolving industry standards, and new delivery methods. In addition, to compete successfully in the semiconductor industry, we must continue to develop and respond to technological advancements and requirements, such as low-power consumption, higher bandwidth and large compute clusters, and we have, from time to time, evolved our business strategy and adopted new business models to address the needs and challenges of our customers. Failure to successfully develop increasingly advanced technologies, including our custom AI accelerators or XPUs, network switches and other AI-related products, or execute on new strategies or models such as the sale or leasing of AI racks or systems based on our XPUs could impair our competitive position. In order to remain competitive, we have made, and expect to continue to make, significant investments in research and development, expand our business strategy or adopt new business models. If we fail to timely develop new and enhanced products and technologies, if we focus on technologies that do not become widely adopted, if new competitive technologies that we do not support become widely accepted, or if we are unable to successfully execute on new business strategies or models such as the sale or leasing of AI racks or systems based on our XPUs, demand for our products and solutions such as our custom AI accelerators or XPUs, network switches or other AI-related products may be reduced. Slow or unsuccessful investments in our research and development efforts or expansion or modification of our business strategies and models and incurring significant expenses for these actions, would have a negative impact on our business, financial condition and margins.

Winning business in the semiconductor solutions industry is an unpredictable process that is often lengthy in time and requires us to incur significant expenses, evolve our business strategy or adopt a new business model, which may negatively impact our results of operations, gross margin or cash flows.

Our semiconductor business is dependent on us winning competitive bid selection processes, known as "design wins." These selection processes are often lengthy in time and can require us to dedicate significant development expenditures and scarce engineering resources in pursuit of a single customer opportunity. Failure to obtain a particular design win may prevent us from obtaining design wins in subsequent generations of a particular product. This can result in lost revenue and can weaken our position in future selection processes.

Winning a product design does not guarantee sales to a customer. Customers could accelerate, delay or cancel plans, use their own products, purchase products from our competitors, fail to qualify our products, reduce or discontinue use of our products, or fail to successfully market and sell their products, which could reduce demand for our products and cause us to hold a material amount of excess inventory, materially adversely affecting our business, financial condition and results of operations. In addition, we may also be unable to materially recoup our costs or resell our products to other customers due to the custom nature of certain products.

The timing of design wins is unpredictable and implementing production for a major design win or multiple design wins at the same time, such as our design wins for our custom AI accelerators or XPUs, network switches and other AI-related products, may strain our resources and those of our CMs. Some of our customers who have selected us may also have constrained resources or capital but require immediate availability of our custom XPUs. In such event, we may dedicate significant additional resources or execute on new business strategies or models such as the sale or leasing of AI racks or systems based on our XPUs to our customers with alternative financings or novel or deferred payment models, which could result in additional costs, expenses, credit or customer default risks, reduced gross margin and cash flows.

Dependence on contract manufacturing and suppliers of critical components within our supply chain may adversely affect our ability to bring products to market, damage our reputation and adversely affect our results of operations.

We operate a primarily outsourced manufacturing business model that principally utilizes CMs, such as third-party wafer foundries. Our semiconductor products require wafer manufacturers with state-of-the-art fabrication equipment and techniques, and most of our products are designed to be manufactured in a specific process, typically at one particular fab or foundry, either our own or with a particular CM. Qualifying and establishing reliable production at acceptable yields with a new CM, if at all, is a lengthy and often expensive process.

We depend on our CMs to allocate sufficient manufacturing capacity and critical components to meet our needs, to produce products of acceptable quality at acceptable yields and prices, and to deliver those products to us on a timely basis. We do not generally have long-term capacity commitments with our CMs and substantially all of our manufacturing services are on a purchase order basis with no minimum quantities. Further, our CMs may fail to timely develop or successfully implement new, advanced manufacturing processes, including transitions to smaller geometry process technologies. From time to time, our CMs may also cease to, or become unable to, manufacture a component for us, and have had capacity constraints in times of unprecedented demand.

During fiscal year 2025, approximately 95% of the wafers manufactured by our CMs were produced by TSMC. We believe our wafer requirements represent a meaningful portion of TSMC's total production capacity. However, TSMC also fabricates wafers for other companies, including some of our competitors, and could choose or be required to materially prioritize capacity for other customers or reduce or eliminate deliveries to us on short notice. In addition, TSMC has raised, and may in the future raise, their prices to manufacture our wafers.

If any of the foregoing circumstances occur, we may be unable to meet our customers' demand, or to the same extent as our competitors, fail to meet our contractual obligations or forgo revenue opportunities. This could damage our relationships with our customers, result in litigation for alleged failure to meet our obligations, or result in payment of significant damages, and our net revenue could decline, adversely affecting our business, financial condition, results of operations and gross margin.

Failure to adjust our manufacturing and supply chain to meet customer demand could adversely affect our results of operations.

We make significant decisions, including determining the levels of business that we will seek and accept, evolving our business strategy or adopting new business models such as the sale or leasing of AI racks or systems based on our XPUs, production schedules, levels of reliance on CMs and outsourcing, internal fabrication utilization and other resource requirements, based on customer requirements or estimates thereof, which may not be accurate and could result in reallocation of resources. Many factors could impact our estimates of customers' demands, including changes in product development cycles, competing technologies and product releases, new or unexpected end-user products or applications, such as demand for AI-related products and solutions, and changes in business and economic conditions. Our customers may also underestimate the data center or related power or water capacity needed to address end-user demand, which may impact our ability to timely satisfy their requirements. In addition, where our products are part of larger infrastructure projects like data centers, any supply constraints or availability issues with respect to any one component may impact our revenue or our results of operations. The Creating Helpful Incentives to Produce Semiconductors for America Act could also result in an increase in supply leading to excess inventory and a decrease in average selling prices. If we are unable to timely respond to changes in customer demand or execute on new business strategies or models, this could damage our customer relationships, harm our reputation, prevent us from taking advantage of opportunities and adversely impact our business, financial condition and results of operations.

We purchase a significant amount of the materials, including components, used in our products from a limited number of suppliers.

Our manufacturing processes and those of our CMs rely on many materials, including silicon, gallium arsenide and indium phosphide ("InP") wafers, copper lead frames, precious and rare earth metals, mold compound, ceramic packages and various chemicals and gases. During fiscal year 2025, we purchased approximately two-thirds of our manufacturing materials from five materials suppliers, some of which are single source suppliers. The lead time needed to identify and qualify a new supplier is typically lengthy and there is often no readily available alternative source. We do not generally have long-term contracts with our materials suppliers and substantially all of our purchases are on a purchase order basis. Suppliers have previously, and may in the future, extend lead times, limit supplies, place products on allocation or increase prices, any of which could disrupt supply or increase demand in the industry. Additionally, the supply of these materials has been, from time to time, impacted by increased trade tensions between the U.S. and its trading partners, particularly China, and the uncertainty due to evolving trade restrictions. Any such supply constraints could result in loss of revenue opportunities and adversely impact our business, financial condition and results of operations.

Our business would be adversely affected by the departure of existing members of our senior management team.

Our success depends, in large part, on the continued contributions of our senior management team, and, in particular, the services of Hock E. Tan, our President and Chief Executive Officer. Effective succession planning is also important for our long-term success. Failure to ensure effective transfers of knowledge and smooth transitions involving senior management could hinder our strategic planning and execution. None of our senior management is bound by written employment contracts. In addition, we do not currently maintain key person life insurance covering our senior management. The loss of any of our senior management could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Our gross margin is dependent on a number of factors, including our product mix, adoption of a new business model, price erosion, level of capacity utilization and commodity prices.

Our gross margin is highly dependent on our product mix, as well as the timing and amount of our revenue from our semiconductor solutions, software licensing and other products or solutions. In addition, increased competition and the existence of product alternatives, more complex engineering requirements, lower demand, shifts in spending priorities, constrained resources or capital of our customers, unfavorable changes in economic conditions, industry oversupply or reductions in our technological lead compared to our competitors, and other factors have in the past and may in the future lead to further price erosion, lower revenue and lower gross margin. The gross margin for our semiconductor solutions has typically been lower than our infrastructure software solutions. The sale or leasing of AI racks or systems based on our XPUs will likely increase our operating margin but compress or lower future gross margin, which would adversely impact our stock price.

Cybersecurity threats or other security breaches, or any other impairment of the confidentiality, integrity or availability of our IT systems, or those of one or more of our corporate infrastructure vendors, could have a material adverse effect on our business.

Our business depends on a wide variety of complex IT systems and services, including cloud-based and other critical corporate services relating to, among other things, product research and development, financial reporting, product orders and fulfillment, HR, benefit plan administration, IT network management, and electronic communication and collaboration services. These systems and services are both internally managed and outsourced, and in many cases we rely upon third-party data centers. Any failure of these internal or third-party systems and services to operate effectively could disrupt our operations and could have a material adverse effect on our business, financial condition and results of operations. Our operations are dependent upon our ability to protect our IT infrastructure against damage from business continuity events that could have a significant disruptive effect. Although these systems are designed to protect and secure our customers', suppliers' and employees' confidential information, as well as our own proprietary information, we are, out of necessity, dependent on our vendors and third-party data centers to adequately address cybersecurity threats to their own systems and infrastructure, and timely deploy necessary mitigations. In addition, software products we use and technologies produced by us have occasionally had in the past and may have in the future, vulnerabilities that, if left unmitigated, could reduce the overall level of security of the systems on which the software is installed.

Cyber-attacks are increasing in number and sophistication, are well-financed, in some cases supported by state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to systems, or to otherwise sabotage them, change frequently and are often not recognized until launched against a target, we have in the past been, and may in the future be, unable to anticipate these techniques or to implement adequate preventative measures. The emergence and maturation of AI capabilities may also lead to new and/or more sophisticated methods of attack, including fraud that relies upon "deep fake" impersonation technology or other forms of generative automation that may scale up the efficiency or effectiveness of cyber threat activity.

As a critical vendor in the digital supply chain for both governmental entities and critical infrastructure operators, we and our products may be targeted by those seeking to threaten the confidentiality, integrity and availability of systems supporting essential public services. Geopolitical instability may increase the likelihood that we will experience direct or collateral consequences from cyber conflicts between nation-states or other politically motivated actors targeting critical technology infrastructure.

Accidental or willful security breaches or other unauthorized access to our information systems or the systems of our service providers and business partners, or the existence of computer viruses or malware (such as ransomware) in our or their data or software have in the past exposed, and could in the future expose, us to a risk of information loss, business disruption, and misappropriation of proprietary and confidential information, including information relating to our products or customers and the personal information of our employees or third parties. Such an event could result in, among other things, unfavorable publicity, damage to our reputation, loss of our trade secrets and other competitive information, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of such information, significant remediation costs, disruption of key business operations and significant diversion of our resources, as well as fines and other sanctions resulting from any regulatory non-compliance, any of which could have a material adverse effect on our business, profitability and financial condition. While we may be entitled to damages if our vendors fail to perform under their agreements with us, any award may be insufficient to cover the actual costs incurred by us and, as a result of a vendor's failure to perform, we may be unable to collect any damages.

Despite our internal controls and investment in security measures, we have, from time to time, been subject to disruptive cyber-attacks and unauthorized network intrusions and malware on our own IT networks or those of our service providers or business partners. Although no such cybersecurity incidents have been material to us, we continue to devote resources to protect our systems and data from unauthorized access or misuse, and we may be required to expend greater resources in the future. Businesses we acquire have previously increased, and may continue to increase, the scope and complexity of our IT networks, and this has, from time to time, increased our risk exposure to cyber-attacks when there are difficulties integrating diverse legacy systems that support operations for the acquired businesses.

In addition, certain aspects of effective cybersecurity are dependent upon our employees, contractors and other trusted partners reliably safeguarding secrets (e.g., application credentials) and adhering to our security policies and access control mechanisms. We have in the past experienced, and expect in the future to experience, security incidents arising from a failure to properly handle such secrets or adhere to such policies and, although no such events have had a material adverse effect on our business, there can be no assurance that an insider threat will not result in a material cyber incident. Our logging, alerting and cyber incident detection mechanisms have technical limitations that, in some instances, have led, and may in the future lead, to gaps in visibility into events occurring on systems targeted by threat actors or other unauthorized activities, and have not and may not always capture or surface information sufficient to timely detect and take responsive action to insider or external threats.

U.S. and non-U.S. regulators, as well as customers and service providers, have also increased their focus on cybersecurity vulnerabilities and risks. Compliance with laws, regulations, and contractual provisions concerning privacy, cybersecurity, secure technology development, data governance, data protection, confidentiality and IP could result in significant expense, and any failure to comply could result in proceedings against us by regulatory authorities or other third parties and may also increase our overall compliance burden. See also *"Failure of our software portfolio to manage and secure IT infrastructures and environments could have a material adverse effect on our business."*

If we are unable to attract and retain qualified personnel, especially our engineering and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to attract, retain and motivate qualified personnel. As the source of our technological and product innovations, our engineering and technical personnel, such as our AI-related product engineers and cybersecurity experts, are a significant asset. Competition for these employees is significant in many areas of the world in which we operate, particularly in Silicon Valley and Southeast Asia where qualified engineers are in high demand. In addition, current or future immigration laws may make it more difficult to hire or retain qualified engineers, further limiting the pool of available talent. We believe equity awards provide a powerful long-term retention incentive and have historically granted these awards to the substantial majority of our employees. If we are unable to continue our current equity granting philosophy or our stock underperforms, this could impair our efforts to attract and retain necessary personnel. Any inability to retain, attract or motivate such personnel and provide competitive employment benefits could have a material adverse effect on our business, financial condition and results of operations.

A prolonged disruption of our or our customers' or suppliers' facilities or other significant operations could have a material adverse effect on our business, financial condition and results of operations.

Although we operate a primarily outsourced manufacturing business model, we also rely on our own manufacturing facilities, in particular in Fort Collins, Colorado, Singapore, and Breinigsville, Pennsylvania. Our Fort Collins and Breinigsville facilities are the sole sources for the FBAR filters used in many of our wireless devices and for the InP-based wafers used in our fibre optics products, respectively. Many of our facilities, and those of our CMs and suppliers, are concentrated in the same geographic regions of California and the Pacific Rim, which have above average seismic, wildfire, and severe weather activity, and increases the risk of natural disasters impacting multiple suppliers. In addition, a significant majority of our research and development personnel are located in the U.S. and India, and our primary warehouse is in Malaysia.

A prolonged disruption at or shut-down of one or more of our manufacturing or other facilities or those of our CMs, suppliers or customers, including data centers, due to natural- or man-made disasters or other events outside of our control, such as climate change, severe weather events, water or power shortages, political unrest, military conflicts, geopolitical turmoil, trade tensions, government orders, labor shortages, medical epidemics, economic instability, equipment failure or for any other reason, would limit our capacity to meet customer demands and delay new product development until a replacement facility and equipment, if necessary, were found, and could destroy our hardware products, inventory or equipment. To date, such events have not had a material adverse effect on our business. However, such an event could disrupt our operations, forgo revenue opportunities, potentially lose market share, result in us being unable to timely satisfy customer demand, expose us to claims by our customers, result in significant expense to repair or replace our affected facilities, products or equipment, and, in some instances, could significantly curtail our research and development efforts in a particular product area or target market, any of which could materially and adversely affect our business. This disruption could also prevent our customers from resuming their own manufacturing or providing services, including through their AI data centers, following such an event, they may cancel or scale back their orders from us and this may in turn adversely affect our results of operations. We may not have any or sufficient insurance coverage to recoup the losses and such events could also result in increased fixed costs relative to the revenue we generate and adversely affect our results of operations.

We may be unable to maintain appropriate manufacturing capacity or product yields at our own manufacturing facilities, which could adversely affect our relationships with our customers, and our business, financial condition and results of operations.

We must maintain appropriate capacity and product yields at our own manufacturing facilities to meet anticipated customer demand. From time to time, this requires us to invest in expansion or improvements of those facilities, which may not be sufficient or in time, to meet customer demand and we may have to put customers on product allocation, forgo sales or lose customers as a result. Conversely, if we overestimate customer demand, we would experience excess capacity and fixed costs at these facilities will not be fully absorbed, which could adversely affect our results of operations. Similarly, reduced product yields, due to design or manufacturing issues or otherwise, may involve significant time and cost to remedy and cause delays in our ability to supply product to our customers, all of which could cause us to forgo sales, incur liabilities or lose customers, and harm our results of operations.

We are subject to risks associated with our distributors and other channel partners, including product inventory levels and product sell-through.

We sell our products through a direct sales force and a select network of distributors and other channel partners globally. Sales to distributors accounted for 48% of our net revenue in fiscal year 2025 and are subject to a number of risks, including:

- fluctuations in demand based on our distributors' product inventory levels, and the timing of delivery to and demand of end customers;

- our distributors and other channel partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers and may market and distribute competing products; and

- our distributors' and other channel partners' agreements are generally nonexclusive and may be terminated at any time without cause.

Our dependence on channel partners has increased following the acquisition of VMware. Failure to maintain good relationships with our distributors and channel partners could materially adversely impact our business. In addition, we sell our semiconductor products through an increasingly limited number of distributors, which exposes us to additional customer concentration and related credit risks.

From time to time, we enlist our distributors and channel partners to lead go-to-market and customer relationships for certain products, such as our Accelerate Program and Catalyst Initiative for certain infrastructure software products, with certain sole distribution relationships by region. To the extent these distributors and channel partners fail to maintain good relationships with our customers or we are unable to continue enlisting our distributors and channel partners to lead go-to-market and customer relationships, our business, operating results and cash flow may be adversely impacted.

We do not always have a direct relationship with the end customers of our products. As a result, our semiconductor products may be used in applications for which they were not necessarily designed or tested, and the misuse or failure of our semiconductor products could result in significant liabilities to us, damage our reputation and harm our business, operating results and cash flow.

Failure of our software portfolio to manage and secure IT infrastructures and environments could have a material adverse effect on our business.

Certain aspects of our software portfolio are intended to manage and secure IT infrastructures and environments, and as a result, we expect these products to be ongoing targets of cyber-attacks. Open source code or other third-party software used in these products could also be targeted and may make our software vulnerable to additional security risks not posed by purely proprietary software. Our software portfolio is complex and, when deployed, has contained in the past and may contain in the future errors, defects or security vulnerabilities, some of which were undiscovered before the software was released, installed and used by customers. The complexity and breadth of our technical and production environments, which involve globally dispersed development and engineering teams, increases the risk that errors, defects or vulnerabilities will be introduced and may delay our ability to detect, mitigate or remediate such incidents.

In the past, elements of our proprietary source code have been exposed in an unauthorized manner. It is possible that such exposure of source code could reveal unknown security vulnerabilities in our software that could be exploited by malicious actors. Our software is also subject to known and unknown security vulnerabilities, including those resulting from integration with third-party products or services.

Although we continually seek to improve our countermeasures to prevent such incidents, we may be unable to anticipate every scenario and, as a result, certain cyber threats or vulnerabilities have in the past been and may in the future be undetected or unmitigated in time to prevent harm to us or our customers. Additionally, efforts by malicious cyber actors or others could cause interruptions, delays or cessation of our software delivery, or modification of our software, which could cause us to lose existing or potential customers.

A successful cyber-attack, or false reports thereof, involving our software could cause customers and potential customers to believe our software is ineffective or unreliable and result in, among other things, the loss of customers, unfavorable publicity, damage to our reputation, difficulty in marketing our software, and allegations by our customers that we have not performed our contractual obligations, and could give rise to significant costs, including costs related to developing solutions or indemnification obligations under our agreements. Any such event could adversely impact our revenue and results of operations. See also *"Cybersecurity threats or other security breaches, or any other impairment of the confidentiality, integrity or availability of our IT systems, or those of one or more of our corporate infrastructure vendors, could have a material adverse effect on our business."*

The growth of our software business depends on demand for our data center virtualization portfolio, as well as customer acceptance of our software, services and business strategy.

Many of our software solutions and services are based on data center virtualization and related hybrid-cloud technologies used to manage distributed computing architectures, which form the foundation for private and hybrid cloud computing. Enabling businesses to modernize applications and efficiently implement their private and hybrid cloud services presents new and difficult technological, operational and compliance challenges. If businesses build new or shift existing compute workloads off-premises to public cloud providers, this could limit the market for on-premises deployments of our data center virtualization portfolio. Current and future customers may not accept our perpetual licensing model or perceive benefits associated with adopting our enterprise-grade private and hybrid cloud platform or our simplified product portfolios, including new version releases. If demand, adoption and continued usage of our software is significantly less than anticipated or we fail to realize the expected returns on our business strategy, the investments we have made to implement our strategy may be of no or limited value, we may lose significant customers and our business, financial condition, results of operations and cash flows may be adversely affected.

If our software does not remain compatible with ever-changing operating environments, platforms, or third-party products, demand for our software and services could decrease, which could materially adversely affect our business.

We may be required to make substantial modifications to our software to maintain compatibility with operating systems, systems software and computer hardware used by our customers or to provide our customers with desired features or capabilities. We must also continually address the challenges of dynamic and accelerating market trends and competitive developments, such as the emergence of advanced persistent threats in the security space, to compete effectively. There can be no assurance that we will be able to adapt our software in response to these developments.

Further, our software solutions interact with a variety of software and hardware developed by third parties, as well as cloud providers. If we lose access to third-party code and specifications for the development of code or cloud providers fail to support our software or otherwise limit the functionality, compatibility or certification of our software or otherwise impose unfavorable terms and conditions, this could negatively impact our ability to develop compatible software. This could result in higher research and development costs for the enhancement and modification of our existing software or development of new software solutions. Any additional restrictions could materially adversely affect our business, financial condition and operating results and cash flow.

Failure to enter into software license agreements on a satisfactory basis could materially adversely affect our business.

Many of our existing software customers have multi-year enterprise software license agreements, some of which involve substantial aggregate fee amounts. These customers often do not have a contractual obligation to purchase additional solutions and may have the right to terminate. The failure or inability to renew customer agreements of similar scope, on terms that are commercially attractive to us, could materially adversely affect our business, financial condition, operating results and cash flow. In addition, software license agreements under which customers do not have the right to terminate could cause variations in revenue recognized in each period and our operating results fluctuate from time to time.

Our use of open source software in certain software and services could materially adversely affect our business, financial condition, operating results and cash flow.

Many of our software solutions and services incorporate open source software, the use of which may subject us to certain conditions, including the obligation to offer such software for no cost or to make the proprietary source code of such software publicly available. Open source licenses are generally "as-is" and do not provide warranties, support or assurance of title or controls on origin, which may expose us to potential liability if the software fails to work or has security vulnerabilities.

Although we monitor our use of open source software to avoid subjecting our software to unintended conditions and security vulnerabilities, we may receive third-party claims regarding our compliance with the conditions of such open source licenses and we may be required to take steps to remedy an alleged infringement or noncompliance, including modifying or releasing our product code or paying damages.

Our sales to government customers subject us to uncertainties and governmental regulations, which could have a material adverse effect on our business.

Our contracts signed with the U.S. federal, state and local government and non-U.S. government agencies are generally subject to annual fiscal funding approval and may be renegotiated or terminated at the discretion of the government. Termination, renegotiation or the lack of funding approval for a contract could adversely affect our sales, revenue and reputation. If personnel critical to our performance of these contracts are unable to obtain or maintain their security clearances, we may be unable to perform these contracts or compete for other projects of this nature, which could adversely affect our results of operations. Additionally, our government contracts and our arrangements with channel partners who may sell directly to government customers are generally subject to requirements that may generally not be present in commercial contracts and/or may be complex, as well as audits and investigations. Failure to meet contractual requirements could result in various civil and criminal actions and penalties, and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government, which could materially adversely affect our business, financial condition, operating results and cash flow.

Failure to effectively manage our software solutions and services lifecycles could harm our business.

As part of the natural lifecycle of our software solutions and services, customers are informed when the software or services will be reaching their end of life or end of availability and will no longer be supported or receive updates and security patches. If these software solutions or services remain subject to a service contract, the customer may transition to alternative software or services. Failure to effectively manage our software and services lifecycles and communications thereof have previously led to, and may in the future lead to, customer dissatisfaction and potential contractual liabilities, which could materially adversely affect our business and operating results.

Competition in our industries could prevent us from growing our revenue.

The industries in which we operate are highly competitive and characterized by rapid technological changes, evolving industry standards, changes in customer requirements, often aggressive pricing practices and, in some cases, new delivery methods. We expect competition in these industries to continue to increase as existing competitors improve or expand their product offerings or as new competitors, including our customers, enter our markets. To remain competitive, we seek to evolve our business strategy or adopt new business models from time to time, such as the sale or leasing of AI racks or systems based on our XPUs, that require significant financial resources, which could have a material adverse effect on our results of operations. Moreover, we may offer and have offered alternative financings or other novel or deferred payment models for the leasing of AI racks or systems based on our XPUs to effectively complete, which could have a material adverse effect on our revenue, free cash flow and gross margin and expose us to credit or customer default risks.

Some of our competitors have longer operating histories, greater name recognition or presence in key markets, a larger installed customer base, larger technical staff, a more comprehensive IP portfolio or better patent protection, more established relationships with vendors or suppliers, or greater manufacturing, distribution, financial, research and development, technical and marketing resources than us. We face competition from companies that receive financial and other support from their home country government, customers who develop competing products, public cloud providers, numerous smaller companies that specialize in specific aspects of the highly fragmented software industry, open source authors who provide software and IP for free, and competitors who offer their products through try-and-buy or freemium models. In addition, the trend toward consolidation is also changing the competitive landscape. We expect this trend to continue, which may result in combined competitors having greater resources than we do.

The actions of our competitors, in the areas of pricing and product bundling in particular, could have a substantial adverse impact on us. Further, competitors may leverage their superior market position, as well as IP or other proprietary information, including interface, interoperability or technical information, in new and emerging technologies and platforms that may inhibit our ability to compete effectively. If we are unable to compete successfully, we may lose market share for our products or incur significant reduction in our gross margins, either of which could have a material adverse effect on our business and results of operations.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and annual basis and are due to a number of factors, many of which are beyond our control. In addition to many of the risks described elsewhere in this "Risk Factors" section, these factors include, among others:

- the timing of launches by our customers of new products in which our products are included and changes in end-user demand for our customers' products or services;

- fluctuations in the levels of component or product inventories held by our customers, which may lead to increased requests to delay shipment of our semiconductor products;

- the shift to cloud-based IT solutions and services, such as hyperscale computing, which may adversely affect the timing and volume of sales of our semiconductor products for use in enterprise data centers;

- the development and availability of AI data centers that could impact our ability to ship our products;

- the timing and extent of our software license and subscription revenue, and other non-product revenue;

- the timing of new software contracts and renewals, including the timing of software contracts that do not have termination for convenience clauses;

- the timing of any terminations of software contracts that require us to refund to customers any pre-paid amounts under the contract;

- the timing of contracts with distributors and channel partners to lead go-to-market and customer relationships for certain products;

- fluctuations in our financial metrics to execute our current or new business strategies or models;

- the timing and extent to which we enter into and utilize factoring arrangements;

- the timing and extent of delivery of and payment for our semiconductor and semiconductor-based solutions, including AI racks or systems based on our XPUs;

- the inability of our customers to pay for our products or services due to their constrained resources or capital;

- our ability to timely develop, introduce and market new products and technologies;

- new product announcements and introductions by us or our competitors;

- seasonality or other fluctuations in demand in our markets;

- timing and amount of research and development and related new product expenditures, and the timing of receipt of any research and development grant monies; and

- timing of any regulatory changes, particularly with respect to trade sanctions and customs duties and tariffs, and tax reform, or changes in the interpretation or enforcement of existing requirements.

The foregoing factors are often difficult to predict, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses are relatively fixed in nature. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations. As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful or reliable indicators of our future performance. If our operating results in one or more future quarters fail to meet the expectations of securities analysts or investors, a significant decline in the trading price of our common stock may occur, which may happen immediately or over time.

We have pursued, and may in the future pursue, mergers, acquisitions, investments, joint ventures and dispositions, which could adversely affect our results of operations.

Our growth strategy includes acquiring or investing in businesses that offer complementary products, services and technologies, or enhancing our market coverage, business strategy or technological capabilities. Any acquisitions we may undertake, including the acquisition of VMware, and their integration involve risks and uncertainties, which could impede the execution of our business strategy, such as:

- U.S. and non-U.S. regulatory approval may take longer than anticipated, not be forthcoming or contain burdensome conditions, including due to U.S.-international relationships and other geopolitical events;

- market volatility impacting our ability or the cost to fund acquisitions or investments;

- unexpected delays, challenges and related expenses, and disruption of our business;

- diversion of management's attention from daily operations and the pursuit of other opportunities;

- incurring significant restructuring charges and amortization expense, assuming liabilities and ongoing or new lawsuits, potential impairment of acquired goodwill and other intangible assets, and increasing our expenses and working capital requirements;

- the potential for deficiencies in internal controls of the acquired business, as well as implementing our own management information systems, operating systems and internal controls for the acquired business;

- our due diligence process may fail to identify significant issues with the acquired business's products, financial disclosures, accounting practices, legal, tax and other contingencies, compliance with local laws and regulations (and interpretations thereof) in the U.S. and multiple international jurisdictions;

- difficulties integrating the acquired business or company and managing and retaining acquired employees, vendors and customers; and

- inaccuracies in our original estimates and assumptions used to assess a transaction, which may result in us not realizing the expected financial or strategic benefits of any such transaction.

From time to time, we seek to divest or wind down portions of our business or exit minority investments, any of which could materially affect our cash flows and results of operations. Such dispositions involve risks and uncertainties, including disruption to other parts of our business, potential loss of employees or customers, or exposure to unanticipated liabilities or ongoing obligations following any such dispositions. In addition, dispositions may include the transfer of technology and/or the licensing of certain IP rights to third-party purchasers that limits our ability to utilize such IP rights or assert these rights against third parties. Such events could have a material adverse impact on our business and operations.

We may be involved in legal proceedings, including IP, securities litigation, and employee-related claims, which could, among other things, divert efforts of management and result in significant expense and loss of our IP rights.

We are often involved in legal proceedings, including cases involving our IP rights and those of others, commercial matters, acquisition-related lawsuits, securities class action lawsuits, employee-related claims and other actions. Litigation or settlement of such actions, regardless of their merit, have been, and can continue to be, costly, lengthy, complex and time consuming, diverting the attention and energies of our management and technical personnel.

The industries in which we operate are characterized by companies holding large numbers of patents, copyrights, trademarks and trade secrets and vigorously pursuing, protecting and enforcing IP rights, including actions by patent-holding companies that do not make or sell products. From time to time, third parties assert against us and our customers and distributors their IP rights to technologies that are important to our business. We may be required to indemnify our customers or purchasers for third-party IP infringement claims, including costs to defend those claims, and payment of damages in the case of adverse rulings. However, our CMs and suppliers may or may not be required to indemnify us should we or our customers be subject to such third-party claims. Claims of this sort could also harm our relationships with our customers and might deter future customers from doing business with us. If any pending or future proceedings result in an adverse outcome, we could be required to:

- cease the manufacture, use or sale of the infringing products, processes or technology and/or make changes to our processes or products;

- pay substantial damages for past, present and future use of the infringing technology, including up to treble damages if willful infringement is found;

- expend significant resources to develop non-infringing technology;

- license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

- enter into cross-licenses with our competitors, which could weaken our overall IP portfolio and our ability to compete in particular product categories;

- pay substantial damages to our direct or end customers to discontinue use or replace infringing technology with non-infringing technology; or

- relinquish IP rights associated with one or more of our patent claims.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of IP in our business. Failure to protect the IP utilized in our business could adversely affect our business.

Our success depends in part upon protecting our IP. To accomplish this, we rely on a combination of IP rights, including patents, copyrights, trademarks and trade secrets, as well as customary contractual protections with our customers, suppliers, employees and consultants. We spend significant resources to monitor and protect our IP rights, including the unauthorized use of our products and usage rates of the software seat licenses and subscriptions that we sell. Even with significant expenditures, we may not be able to protect the IP rights that are valuable to our business or have sufficient IP rights to protect our products or our business. Further, effective IP protection may be unavailable or more limited in other jurisdictions, relative to those protections available in the U.S., and may not be applied for or may be abandoned in one or more relevant jurisdictions. In addition, when patents expire, we lose the protection and competitive advantages they provided to us.

We also generate revenue from licensing royalty payments and from technology claim settlements relating to certain of our IP. Licensing of our IP rights, particularly exclusive licenses, may limit our ability to assert those IP rights against third parties, including the licensee of those rights. In addition, from time to time, we acquire companies with IP that is subject to licensing obligations to other third parties. These licensing obligations have extended, and may in the future extend, to our own IP, limiting our ability to assert our IP rights.

From time to time, we pursue litigation to assert our IP rights, including, in some cases, against our customers and suppliers. Claims of this sort could also harm our relationships with our customers and might deter future customers from doing business with us. Conversely, third parties have and may in the future pursue IP litigation against us, including as a result of our IP licensing business. Any inability to adequately protect our IP could limit the value of our technology, result in the loss of opportunities to sell or license our technology to others or limit our collection of royalty payments, any of which could negatively impact our business, financial condition and results of operations.

In addition, from time to time, we obtain or renew IP licenses. Our inability to obtain or renew these licenses on acceptable terms, or at all, could have a material adverse effect on our business and results of operations.

We are subject to warranty claims, product recalls and product liability.

From time to time, we may be subject to warranty or product liability claims that may lead to significant expense. Our customer contracts typically contain warranty and indemnification provisions, and in certain cases may also contain liquidated damages provisions. The potential liabilities associated with such provisions are significant, and in some cases, including in agreements with some of our largest customers, are potentially unlimited. Any such liabilities may greatly exceed any revenue we receive from the relevant products. Costs, payments or damages incurred or paid by us in connection with warranty and product liability claims and product recalls could materially adversely affect our financial condition and results of operations. We may also be exposed to such claims as a result of any acquisition we may undertake in the future. Although we maintain self-insured retentions for reasonably estimable liabilities, our reserves may be inadequate to cover such claims.

The complexity of our products could result in unforeseen delays or expense or undetected defects or bugs, which could adversely affect the market acceptance of new products, damage our reputation with current or prospective customers, and materially and adversely affect our operating costs.

Highly complex products, such as those we offer, have in the past contained, and may in the future contain, defects and bugs when they are first introduced or as new versions, software documentation or enhancements are released, or their release may be delayed due to unforeseen difficulties during product development. If any of our products or third-party components used in our products, contain defects or bugs, or have reliability, quality or compatibility problems, we may not be able to successfully design workarounds. Furthermore, if any of these problems are not discovered until after we have commenced commercial production or deployment, we may be required to incur additional development costs and product recall, repair or replacement costs. Significant technical challenges also arise with our software portfolio because our customers are managing more complex, larger cloud infrastructures for more complex computing environments, license and deploy our portfolio across a variety of computer platforms and integrate them with a number of third-party software applications, databases and environments. As a result, if there is system-wide failure or an actual or perceived breach of information integrity, security or availability occurs in one of our end-user customer's system, it can be difficult to determine which product is at fault and we could ultimately be harmed by the failure of another supplier's product. Consequently, our reputation may be damaged, customers may be reluctant to buy our products, and we may have to invest significant capital and other resources, which could materially and adversely affect our ability to retain existing customers or attract new customers. As a result, our financial results could be materially adversely affected.

We collect, use, store, or otherwise process personal information, which subjects us to privacy and data security laws and contractual commitments, and our actual or perceived failure to comply with such laws and commitments could harm our business.

We collect, use and store (collectively referred to as "process" in this paragraph) certain personal information in connection with the operation of our business. This creates various levels of privacy risks across different parts of our business, depending on the type of personal information, the jurisdiction in question and the purpose of their processing. The personal information we process is subject to an increasing number of federal, state, local, and foreign laws and regulations regarding privacy and data security, as well as contractual commitments. Privacy legislation and other data protection regulations, enforcement and policy activity in this area are expanding rapidly in many jurisdictions and creating a complex regulatory compliance environment. Sectoral legislation, certification requirements and technical standards applying to certain categories of our customers, such as those in the financial services or public sector, have exacerbated this trend. The cost of complying with and implementing these privacy-related and data governance measures could increase depending on any additional burdensome security, business processes, or business record or data localization requirements. Additionally, concerns about government interference and digital sovereignty, as well as expanding privacy, cybersecurity and data governance legislation, particularly in cloud computing and AI, could adversely affect our customers, our products and services and our own data management practices. The theft, loss or misuse of personal data collected, used, stored or transferred by us to run our business could result in significantly increased business and security costs or costs related to defending legal claims. Any inadvertent failure or perceived failure by us to comply with privacy, data governance or cybersecurity obligations may result in governmental enforcement actions, litigation, substantial fines and damages, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Corporate responsibility matters may adversely affect our relationships with customers and investors and increase compliance costs.

Various jurisdictions, investors, customers and other stakeholders continue to focus on corporate responsibility matters. A number of our customers have adopted, or may adopt, procurement policies that include corporate responsibility provisions or requirements that their suppliers should comply with, or seek to include such provisions or requirements in their procurement terms and conditions. Some investors are asking companies to publicly disclose corporate responsibility-related policies, practices and metrics.

In addition, various jurisdictions have adopted, or are developing, complex and lengthy corporate responsibility-related laws or regulations that may be difficult to comply with and will increase our direct compliance costs, as well as indirect costs passed on to us from our customers and suppliers. If we fail to materially comply with or meet the evolving legal and regulatory requirements or expectations of our various stakeholders, we may be subject to enforcement actions, required to pay fines, face decreased customer demand or lose investors, which could harm our reputation, revenue and results of operations. Our actual or perceived failure to achieve our publicly disclosed corporate responsibility initiatives could negatively impact our reputation, subject us to litigation or enforcement actions, or otherwise harm our business.

Various adopted or proposed regulations and customer requirements could also adversely affect the sourcing, availability and pricing of minerals and materials used in or for the manufacture of semiconductor products. As a result, we may face difficulties in satisfying our customers' demands, which may harm our revenue and results of operations.

We must comply with technical standards and a variety of domestic and international laws and regulations in the manufacture and distribution of our semiconductors, the costs of which could have a material adverse effect on our business, financial condition and results of operations.

The manufacture and distribution of our semiconductors must comply with technical standards and a variety of domestic and international laws and regulations, including those related to the materials composition or packaging of our semiconductor products, and the use, disposal, clean-up of and human exposure to hazardous materials. This could increase the complexity and costs of our product design and procurement operations, require us to stop distributing our products commercially until they comply with such new standards, lead our customers to suspend imports of their products into that country, require us to re-engineer our products and disrupt cross-border manufacturing relationships. In addition, we may be required to modify our manufacturing process or equipment, or be restricted in our ability to expand our facilities. Any failure by us to comply with such requirements could result in litigation against us and the payment of significant fines and damages by us in the event of a significant adverse judgment. Any such event could have a material adverse effect on our business, financial condition and results of operations. Complying with any cleanup or remediation obligations for which we are or become responsible could also be costly and have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Taxes

Our income taxes and overall cash tax costs are affected by a number of factors that could have a material, adverse effect on our financial results.

Our income taxes are subject to volatility and could be adversely affected by numerous factors, including reorganization or restructuring of our business, tax structure, business combinations, jurisdictional mix of our income and assets, and changes in tax legislation or accounting policies or related interpretations.

Our global income is subject to tax in the U.S. In addition, many countries are implementing anti-base-erosion legislation and guidance aimed at standardizing and modernizing global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules, and nexus-based tax incentive practices. Many countries have implemented or are in the process of implementing a global minimum tax, which we expect to materially increase our effective tax rate and cash tax costs for our fiscal year ending November 1, 2026. Substantial changes in domestic or international corporate tax policies, regulations or guidance, including the recently enacted One Big Beautiful Bill Act, as well as enforcement activities or legislative investigations and inquiries may materially adversely affect our business and impact our provision for income taxes, net income, cash flow and our results of operations generally.

Significant judgment is required in determining our worldwide income taxes, and our calculations of income taxes payable currently and on a deferred basis are based on our interpretations of applicable tax laws. Although we believe our tax estimates are reasonable, there is no assurance that the final determination of our income tax liability will not be materially different than what is reflected in our income tax provisions and accruals. In addition, we are subject to, and are under, tax audits in various jurisdictions. Although we believe our tax positions are reasonable, the final determination of tax audits could be materially different from our income tax provisions and accruals, which could have a material adverse effect on our results of operations and cash flows in the period or periods for which that determination is made.

If our tax incentives or tax holiday arrangements change or cease to be in effect or applicable, our corporate income taxes could significantly increase.

Our operations benefit from the various tax incentives extended to us in various jurisdictions to encourage investment or employment. Each tax incentive and tax holiday is subject to our compliance with various conditions and may, in some instances, be amended or terminated prior to their scheduled termination date by the relevant governmental authority. If we cannot, or elect not to, comply with the conditions related to our tax incentive or tax holiday, we could be required to refund previously realized material tax benefits. If such tax incentive or tax holiday is modified or terminated prior to its expiration absent a new incentive applying, we could suffer material adverse tax and other financial consequences, which would increase our expenses, reduce our profitability and adversely affect our cash flows. In addition, we may be required, or elect, to modify our operational structure and tax strategy in order to keep an incentive, which could result in a decrease in the benefits of the incentive. Adoption of global minimum tax provisions in a country in which we have an existing tax incentive could have a material adverse impact on the tax benefits of the incentive. Our tax incentives and tax holiday, before taking into consideration U.S. foreign tax credits, decreased the provision for income taxes by approximately $2,709 million in the aggregate and increased diluted net income per share by $0.56 for fiscal year 2025.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions and interpretations are incorrect, the benefits of the tax incentives may be adversely affected.

We have potential tax liabilities as a result of VMware's former controlling ownership by Dell, which could have an adverse effect on our financial condition and operating results.

If the VMware spin-off from Dell in November 2021 is determined to not be tax-free for any reason, we could be liable for all or a portion of the tax liability, which could have a material adverse effect on our financial condition and operating results. Further, if the acquisition of VMware results in the spin-off failing to qualify as a tax-free transaction under Section 355 of the Internal Revenue Code, Dell, its affiliates and, potentially, its stockholders would incur significant tax liabilities and we may be required to indemnify Dell and its affiliates for any such tax liabilities, which could be material.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial health and our ability to execute our business strategy.

From time to time, we require significant expenditures to support our growth and respond to business challenges. As of November 2, 2025, the aggregate indebtedness was $67,120 million. Our substantial indebtedness and the instruments governing our indebtedness could have important consequences including:

- increasing our vulnerability to adverse general economic and industry conditions;

- limiting our flexibility in planning for, or reacting to, changes in the economy and the industries in which we operate;

- placing us at a competitive disadvantage compared to our competitors with less indebtedness;

- making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes; and

- potentially requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund our other business needs.

We receive debt ratings from the major credit rating agencies in the U.S., and any downgrade in our credit rating or the ratings of our indebtedness, or adverse conditions in the debt capital markets, could materially adversely affect our business, financial condition and results of operations. In addition, the current market volatility may adversely impact our ability to manage our debt, including through borrowing at favorable interest rates or due to reduced cash flows.

Risks Related to Owning Our Common Stock

Our stock price has been, and may in the future be, volatile and your investment could lose value.

The trading price of our common stock has, at times, fluctuated significantly and could be subject to wide fluctuations in response to any of the risk factors listed in this "Risk Factors" section, and others, including:

- issuance of new or updated research or other reports by securities analysts;

- anticipated or actual demand for products used in AI-related solutions, including ASICs such as custom AI accelerators or XPUs;

- broad market, industry and competitor-related fluctuations;

- unsubstantiated news reports or other inaccurate publicity regarding us or our business, or that of our significant customers;

- fluctuations in the valuation and results of operations of our significant customers as well as companies perceived by investors to be comparable to us;

- announcements of proposed acquisitions by us or our competitors;

- announcements of, or expectations of, additional debt or equity financing transactions;

- hedging or arbitrage trading activity involving our common stock; and

- significant sales of our common stock by one or more of our largest investors.

These fluctuations are often unrelated or disproportionate to our operating performance. Broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, market corrections or currency fluctuations, may negatively impact the market price of our common stock. You may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. In addition, we have been, and in the future we may be, subject to lawsuits stemming from our acquisitions. Securities litigation against us, including the lawsuits related to such acquisitions, could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

The amount and frequency of our stock repurchases may fluctuate.

The amount, timing and execution of our stock repurchase program may fluctuate based on our priorities for the use of cash for other purposes. These purposes include operational spending, capital spending, acquisitions, repayment of debt and returning cash to our stockholders as dividend payments. Changes in cash flows, tax laws and our stock price could also impact our stock repurchase program. We are not obligated to repurchase any specific amount of shares of common stock, and the stock repurchase program may be suspended or terminated at any time.

There can be no assurance that we will continue to declare cash dividends.

Our Board of Directors has adopted a dividend policy pursuant to which we currently pay a cash dividend on our common stock on a quarterly basis. The declaration and payment of any dividend is subject to the approval of our Board of Directors and our dividend may be discontinued or reduced at any time. Because we are a holding company, our ability to pay cash dividends is also limited by restrictions or limitations on our ability to obtain sufficient funds through dividends from subsidiaries. There can be no assurance that we will declare cash dividends in the future in any particular amounts, or at all. A reduction in our cash dividend payments could have a negative effect on our stock price.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management program is intended to protect the confidentiality, integrity and availability of our critical systems and information. At any given time, we face cybersecurity risks and threats, some of which are not fully mitigated, and we routinely address newly discovered vulnerabilities. We continuously work to enhance our information security program and risk management efforts. Our program includes processes for identifying, assessing and managing material risks from cybersecurity threats that are guided by the National Institute of Standards & Technology's Cybersecurity Framework, the ISO 27001 international standard for information security and other applicable industry benchmarks.

Our cybersecurity risk management program is integrated into our overall enterprise risk management system and processes, and includes:

- a team of professionals within our Global Technology Organization who are responsible for identifying and mitigating cybersecurity risks and managing our security controls and response activities;

- risk assessment processes designed to identify cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;

- an annual tabletop exercise to simulate a response to a cybersecurity incident; and

- mandatory training annually and upon hiring for all employees and contractors on data privacy and cybersecurity topics.

When appropriate, we utilize independent, external service providers to assess, test or otherwise assist with certain aspects of our cybersecurity risk management program and related processes, including for penetration testing, threat monitoring and incident response. We also employ a vendor risk assessment process to mitigate risks presented by certain third-party service providers, and we require such providers to manage their cybersecurity risks in conformance to industry standards, notify us of relevant cybersecurity events and satisfy additional contractual requirements.

As of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced undetected cybersecurity incidents. For additional information about our cybersecurity-related risks, see Item 1A. Risk Factors in this Annual Report on Form 10-K.

Cybersecurity Governance

Our Board of Directors is actively involved in overseeing our cybersecurity risk management and shares oversight responsibility and processes with the Audit Committee of the Board of Directors (the "Audit Committee").

Our management, including our Chief Information Officer ("CIO"), in consultation with our Chief Information Security Officer ("CISO"), reviews with the Audit Committee quarterly, or more frequently as determined to be necessary or advisable, regarding our cybersecurity security policies, practices and protective measures, threat intelligence, cybersecurity incidents and related risks. At least quarterly, our CIO also provides the Audit Committee with an update on our enterprise security program that includes procedures and policies for testing vulnerabilities, responding to cybersecurity threats, and training and evaluating our employees. The Audit Committee and management also update our Board of Directors at least quarterly on our cybersecurity performance and risk profile and the effectiveness of our cybersecurity processes. We also have protocols in place for escalating certain cybersecurity incidents to the Audit Committee and the Board of Directors.

Our management, including our CIO and CISO, are responsible for assessing and managing material risks from cybersecurity threats. Our CIO oversees our Global Technology Organization that has primary responsibility for our overall cybersecurity risk management program. Our CIO, who reports to our Chief Executive Officer, has over 20 years of experience managing global IT operations, including strategy, applications, infrastructure, information security, support and execution. Our CISO, who reports to the CIO, has approximately 30 years of cybersecurity experience assessing and managing cybersecurity programs.

Our management is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include, among other things, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in our IT environment.

ITEM 2.   PROPERTIES

We are headquartered in Palo Alto, California and our primary warehouse is located in Malaysia. We conduct our administration, manufacturing, research and development, sales and marketing in both owned and leased facilities. We believe that our owned and leased facilities are adequate for our present operations. We do not identify or allocate assets by operating segment.

As of November 2, 2025, our owned and leased facilities in excess of 100,000 square feet consisted of:

(In square feet)	United States	Other Countries	Total
Owned facilities [a]	2,919,706	928,888	3,848,594
Leased facilities [b]	735,706	1,881,685	2,617,391
Total facilities	3,655,412	2,810,573	6,465,985

(a) Includes 318,000 square feet and 153,000 square feet of property in Malaysia subject to a 60-year land lease with the state authority expiring in May 2051 and March 2077, respectively, subject to renewal at our option. Also includes 561,000 square feet of property in Palo Alto, California subject to a 40-year land lease with the Stanford University Board of Trustees expiring in May 2046 that does not have a renewal option.

(b) Building leases expire on varying dates through February 2046 and generally include renewals at our option.

ITEM 3.   LEGAL PROCEEDINGS

The information set forth under Note 14. "Commitments and Contingencies" included in Part II, Item 8 of this Annual Report on Form 10-K, is incorporated herein by reference. For an additional discussion of certain risks associated with legal proceedings, see "Risk Factors" above.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Broadcom common stock is listed on The Nasdaq Global Select Market under the symbol "AVGO".

Holders

As of November 28, 2025, there were 2,061 holders of record of our common stock. A substantially greater number of stockholders are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Issuer Purchases of Equity Securities

In April 2025, our Board of Directors authorized a stock repurchase program to repurchase up to $10 billion of our common stock from time to time through December 31, 2025, which was extended to December 31, 2026 subsequent to fiscal year 2025. No shares were repurchased during the fiscal quarter ended November 2, 2025. As of November 2, 2025, $7,550 million of the authorized amount remained available for repurchases.

Repurchases under this stock repurchase program may be effected through a variety of methods, including open market or privately negotiated purchases. The timing and amount of shares repurchased will depend on the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities and other factors. We are not obligated to repurchase any specific amount of shares of common stock, and the stock repurchase program may be suspended or terminated at any time.

Stock Performance Graph

The following graph shows a comparison of cumulative total return on our common stock, the Standard & Poor's 500 Stock Index (the "S&P 500 Index") and the NASDAQ 100 Index for the five fiscal years ended November 2, 2025. The total return graph and table assume that $100 was invested on October 30, 2020 (the last trading day of our fiscal year 2020) in each of Broadcom Inc. common stock, the S&P 500 Index and the NASDAQ 100 Index and assume that all dividends are reinvested. Indexes are calculated on a month-end basis.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performance of our common stock.



Comparison of Five Year Cumulative Total Return
Among Broadcom Inc., the S&P 500 Index and the NASDAQ 100 Index

	November 1, 2020	October 31, 2021	October 30, 2022	October 29, 2023	November 3, 2024	November 2, 2025
Broadcom Inc.	$ 100.00	$ 156.83	$ 143.70	$ 261.58	$ 535.10	$ 1,182.35
S&P 500 Index	$ 100.00	$ 142.91	$ 122.94	$ 131.94	$ 186.28	$ 225.31
NASDAQ 100 Index	$ 100.00	$ 144.43	$ 106.05	$ 131.38	$ 187.18	$ 243.37

The graph and the table above shall not be deemed "filed" with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by us with the SEC, regardless of any general incorporation language in such filing.

ITEM 6. **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and notes thereto, which appear elsewhere in this Annual Report on Form 10-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" or in other parts of this Annual Report on Form 10-K.

The following section generally discusses our financial condition and results of operations for our fiscal year ended November 2, 2025 ("fiscal year 2025") compared to our fiscal year ended November 3, 2024 ("fiscal year 2024"). A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to our fiscal year ended October 29, 2023 can be found in Part II, Item 7 of our Annual Report on Form 10-K for fiscal year 2024, filed with the Securities and Exchange Commission (the "SEC") on December 20, 2024.

Overview

We are a global technology leader that designs, develops and supplies a broad range of semiconductor and semiconductor-based solutions and infrastructure software solutions. Our semiconductor and semiconductor-based solutions include a broad portfolio of complex digital and mixed signal devices based on silicon wafers with complementary metal oxide semiconductor transistors, III-V based devices, network interface cards and other modules, switches, subsystems and, in some cases, racks. Our solutions are used in a wide array of environments, end products and applications, such as enterprise and artificial intelligence ("AI") data centers, servers and networking and connectivity equipment, as well as storage systems, home connectivity devices, set-top boxes, broadband access, telecommunication equipment, wireless devices and base stations, factory automation, power generation and alternative energy systems, and electronic displays. Our infrastructure software solutions help enterprises simplify their information technology environments. Our customers rely on our infrastructure and security software solutions to modernize, optimize, and secure the most complex private cloud, hybrid cloud and edge environments. This enables scalability, agility, automation, insights, resiliency and security, making it easy for customers to run their mission-critical workloads. We also offer mission-critical fibre channel storage area networking ("FC SAN") products and related software in the form of modules, switches and subsystems incorporating multiple semiconductor products.

We have two reportable segments: semiconductor solutions and infrastructure software. Our semiconductor solutions segment includes all of our semiconductor-based product lines and intellectual property ("IP") licensing. Our infrastructure software segment includes our private cloud, mainframe software, cybersecurity and enterprise software portfolios, and our FC SAN business.

Our strategy is focused on sustained technology leadership and developing category-leading solutions to deliver a comprehensive suite of innovative infrastructure technology products to the world's leading business and government customers. We seek to achieve this through extensive internal research and development, as well as strategic acquisitions of businesses and technologies, to ensure our products retain their technology market leadership. This strategy results in a robust business model designed to drive diversified and sustainable operating and financial results.

The demand for our solutions has been affected in the past, and is likely to continue to be affected in the future, by various factors, including the following:

- gain or loss of significant customers;

- general economic and market conditions in the industries and markets in which we compete;

- anticipated or actual demand for AI-related products and solutions;

- our distributors' product inventory and end-user demand;

- the rate at which our present and future customers and end-users adopt our solutions in our target markets, including our AI-related solutions, and the rate at which our customers' products that include our solutions are accepted in their markets;

- the shift to cloud-based information technology solutions and services, such as hyperscale computing, which may adversely affect the timing and volume of sales of our solutions for use in traditional enterprise data centers; and

- the timing, rescheduling or cancellation of expected customer orders.

Fiscal Year Highlights

Highlights during fiscal year 2025 include the following:

- We generated $27,537 million of cash from operations.

- We paid $11,142 million in cash dividends.

- We repurchased $2,450 million of common stock.

Acquisitions and Divestitures

Acquisition of VMware and Divestiture of EUC

On November 22, 2023, we acquired VMware, Inc. ("VMware") in a cash-and-stock transaction (the "VMware Merger"). The VMware stockholders received approximately $30,788 million in cash and 544 million shares of Broadcom common stock with a fair value of $53,398 million. In addition, we assumed all outstanding VMware restricted stock unit ("RSU") awards and performance stock unit awards held by continuing employees. The assumed awards were converted into RSU awards for shares of Broadcom common stock. All outstanding RSU awards held by non-employee directors and in-the-money VMware stock options were accelerated and converted into the right to receive cash and shares of Broadcom common stock, in equal parts.

We funded the cash portion of the VMware Merger with the net proceeds from the issuance of the 2023 Term Loans, as defined and discussed in Note 10. "Borrowings" included in Part II, Item 8 of this Annual Report on Form 10-K, as well as cash on hand. We assumed $8,250 million of VMware's outstanding senior unsecured notes.

On July 1, 2024, we sold VMware's end-user computing ("EUC") business to KKR & Co. Inc. for cash consideration of $3.5 billion, after working capital adjustments.

Acquisition of Seagate's System-on-Chip Operations

On April 23, 2024, we acquired certain assets related to the design, development, and manufacture of System-on-Chip operations of Seagate Technology Holdings plc for $600 million.

Net Revenue

A majority of our net revenue is derived from sales of a broad range of semiconductor and semiconductor-based solutions that are incorporated into electronic products, as well as from modules, switches and subsystems and, in some cases, racks. Net revenue is also generated from the sale of software solutions that enable our customers to plan, develop, deliver, automate, manage, and secure applications across mainframe, distributed, edge, mobile, and private and hybrid cloud platforms.

Our overall net revenue, as well as the percentage of total net revenue generated by sales in our semiconductor solutions and infrastructure software segments, have varied from quarter to quarter, due largely to fluctuations in end-market demand which are discussed in detail in Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K.

Distributors and original equipment manufacturers ("OEMs"), or their contract manufacturers, typically account for the substantial majority of our semiconductor sales. To serve customers around the world, we have strategically developed relationships with large global electronic component distributors, complemented by a number of regional distributors with customer relationships based on their respective product ranges. We have established strong relationships with leading OEM customers across multiple target markets. Our direct sales force focuses on supporting our large OEM customers and has specialized product and service knowledge that enables us to sell specific offerings at key levels throughout a customer's organization. Certain customers require us to contract with them directly and with specified intermediaries, such as contract manufacturers. Many of our major customer relationships have been in place for many years and are often the result of years of collaborative product development. This has enabled us to build our extensive IP portfolio and develop critical expertise regarding our customers' requirements, including substantial system-level knowledge. This collaboration has provided us with key insights into our customers' businesses and has enabled us to be more efficient and productive and to better serve our target markets and customers. We recognize revenue upon the delivery of our products to the distributors, which can cause our quarterly net revenue to fluctuate significantly. Such revenue is reduced for estimated returns and distributor allowances.

Our software customers generally consist of large enterprises that have computing environments from multiple vendors and are highly complex. Our private cloud infrastructure suite of solutions is available directly from Broadcom, resellers and distributors, hyperscale cloud providers, value-added OEMs and VMware cloud service provider partners. VMware Cloud Foundation ("VCF") provides license portability, which enables customers to purchase subscriptions of VCF software and move their VCF environments between on-premises data centers and supported cloud endpoints. We remain focused on strengthening relationships and increasing penetration within our existing core, mainframe, VMware, and Symantec endpoint customers and expanding the adoption of our enterprise software offerings with these customers. We believe our enterprise-wide license model will continue to offer our customers reduced complexity, more flexibility and an easier renewal process that will help drive revenue growth.

Costs and Expenses

Cost of products sold. Cost of products sold consists primarily of the costs for semiconductor wafers and other materials, as well as the costs of assembling and testing those products and materials. Such costs include personnel and overhead related to our manufacturing operations, which include stock-based compensation expense, related occupancy, computer services, equipment costs, manufacturing quality, order fulfillment, warranty adjustments, and inventory adjustments including write-downs for inventory obsolescence.

Although we outsource a significant portion of our manufacturing activities, we do have some proprietary semiconductor fabrication facilities. If we are unable to utilize our owned fabrication facilities at a desired level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins.

Cost of subscriptions and services. Cost of subscriptions and services consists of personnel, project costs associated with professional services or support of our subscriptions and services revenue, and allocated facilities costs and other corporate expenses. Personnel costs include stock-based compensation expense.

Total cost of revenue also includes amortization of acquisition-related intangible assets and restructuring charges.

Research and development. Research and development expense consists primarily of personnel costs for our engineers engaged in the design and development of our products and technologies, including stock-based compensation expense. These expenses also include project material costs, third-party fees paid to consultants, prototype development expense, allocated facilities costs and other corporate expenses, and computer services costs related to supporting computer tools used in the engineering and design process.

Selling, general and administrative. Selling expense consists primarily of compensation and associated costs for sales and marketing personnel, including stock-based compensation expense, sales commissions paid to our independent sales representatives, advertising costs, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs, and other marketing costs. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, including stock-based compensation expense, outside professional fees, allocated facilities costs, acquisition-related costs, which include direct transaction costs and integration costs, and other corporate expenses.

Amortization of acquisition-related intangible assets. In connection with our acquisitions, we recognize intangible assets that are amortized over their estimated useful lives. We also recognize goodwill, which is not amortized, and in-process research and development ("IPR&D"), which is initially capitalized as an indefinite-lived intangible asset, in connection with our acquisitions. Upon completion of each underlying project, IPR&D assets are reclassified as amortizable purchased intangible assets and amortized over their estimated useful lives.

Restructuring and other charges. Restructuring and other charges consist primarily of non-recurring charges related to compensation costs associated with employee exit programs, IP litigation, alignment of our global manufacturing operations, rationalization of product development program costs, facility and lease abandonments, asset impairment, and other exit costs, including curtailment of service or supply agreements.

Interest expense. Interest expense includes coupon interest, commitment fees, accretion of original issue discount, amortization of debt premiums and debt issuance costs, and expenses related to debt modifications or extinguishments.

Other income, net. Other income, net includes interest income, gains and losses on investments or sales of businesses, foreign currency remeasurement, and other miscellaneous items.

Provision for (benefit from) income taxes. We benefit from the tax incentives extended to us in various jurisdictions to encourage investment or employment. Our tax incentives from the Singapore Economic Development Board provide that any qualifying income earned in Singapore is subject to tax incentives or reduced rates of Singapore income tax, subject to our compliance with the conditions specified in these incentives and legislative developments. These Singapore tax incentives are scheduled to expire through November 2030. The corporate income tax rate in Singapore that would otherwise apply to us would be 17%. We also have a tax holiday from our qualifying income earned in Malaysia, which is scheduled to expire in 2028.

Each tax incentive and tax holiday is subject to our compliance with various operating and other conditions. If we cannot, or elect not to, comply with any such operating conditions specified, we could, in some instances, be required to refund previously realized material tax benefits, or if such tax incentive or tax holiday is terminated prior to its expiration absent a new incentive applying, we will lose the related tax benefits earlier than scheduled. We may elect to modify our operational structure and tax strategy, which may not be as beneficial to us as the benefits provided under the present tax concession arrangements. Before taking into consideration the impacts of indirect taxes, the effect of these tax incentives and tax holiday decreased the provision for income taxes by approximately $2,709 million and $2,261 million for fiscal years 2025 and 2024, respectively.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect, the benefits of the tax incentives may be adversely affected.

Many countries have enacted or are in the process of enacting a global minimum tax, some of which became effective for us starting in our fiscal year 2025 and, more importantly, the enactment in Singapore will become effective in our fiscal year ending November 1, 2026 ("fiscal year 2026"). While the tax did not have a material impact on our fiscal year 2025 consolidated results of operations, we expect a material impact from the enactment of these laws on our consolidated results of operations and cash flows for our fiscal year 2026.

Critical Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Our actual financial results may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, business combinations, valuation of goodwill and long-lived assets, and income taxes. See Note 2. "Summary of Significant Accounting Policies" included in Part II, Item 8 of this Annual Report on Form 10-K for further information on our critical accounting policies and estimates.

Revenue recognition. We account for a contract with a customer when both parties have approved the contract and are committed to perform their respective obligations, each party's rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable we will collect substantially all of the consideration we are entitled to. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer. Our products and services can be broadly categorized as sales of products and subscriptions and services.

We recognize products revenue from sales to direct customers and distributors when control transfers to the customer. An allowance for distributor credits covering price adjustments is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claims activity has been materially consistent with the provisions we have made based on our historical estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Different judgments or estimates could result in variances that might be significant to reported operating results. We also record reductions of revenue for rebates in the same period that the related revenue is recorded. We accrue 100% of potential rebates at the time of sale. We reverse the accrual of unclaimed rebate amounts as specific rebate programs contractually end and when we believe unclaimed rebates are no longer subject to payment and will not be paid. Thus, the reversal of unclaimed rebates may have a positive impact on our net revenue and net income in subsequent periods.

Business combinations. Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date, for intangible assets, contractual obligations assumed, restructuring liabilities, pre-acquisition contingencies, and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain acquired intangible assets include, the present value of projected cash flows regarding the projected revenues, projected expenses which include cost of revenue, research and development and selling, general and administrative expenses, technology obsolescence rate, contributory asset charges, discount rate and income tax rate for developed technology; the projected revenues, customer retention rate, customer ramp up period, discount rate and income tax rate for the customer contracts and related relationships; the projected revenues, technology obsolescence rate, expected costs to develop IPR&D into commercially viable products, discount rate and income tax rate for the IPR&D; and the projected revenues, brand asset phase-out pattern, brand asset royalty rate, discount rate and the income tax rate for the trade name. Unanticipated events and circumstances may occur which could affect the accuracy or validity of such assumptions, estimates or actual results.

Valuation of goodwill and long-lived assets. We perform an annual impairment review of our goodwill during the fourth fiscal quarter of each fiscal year, and more frequently if we believe indicators of impairment exist. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. To review for impairment, we first assess qualitative factors to determine whether events or circumstances lead to a determination that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. Our qualitative assessment of the recoverability of goodwill, whether performed annually or based on specific events or circumstances, considers various macroeconomic, industry-specific and company-specific factors. These factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below our net book value. After assessing the totality of events and circumstances, if we determine that it is not more likely than not that the fair value of any of our reporting units is less than its carrying amount, no further assessment is performed. If we determine that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, we calculate the fair value of that reporting unit and compare the fair value to the reporting unit's net book value.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Our goodwill impairment test uses both the income approach and the market approach to estimate a reporting unit's fair value. The income approach is based on the discounted cash flow method that uses the reporting unit estimates for forecasted future financial performance, including revenues, operating expenses, and taxes, as well as working capital and capital asset requirements. These estimates are developed as part of our long-term planning process based on assumed market segment growth rates and our assumed market segment share, estimated costs based on historical data and various internal estimates. Projected cash flows are then discounted to a present value employing a discount rate that properly accounts for the estimated market weighted-average cost of capital, as well as any risk unique to the subject cash flows. The market approach is based on weighting the financial multiples of comparable companies and applying a control premium. A reporting unit's carrying value represents the assignment of various assets and liabilities, excluding certain corporate assets and liabilities, such as cash and debt.

We assess the impairment of long-lived assets, including purchased IPR&D, property, plant and equipment, right-of-use assets, and intangible assets, whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors we consider important which could trigger an impairment review include: (i) significant under-performance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, or (iii) significant negative industry or economic trends. The process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment, and intangible assets is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects of our business or the part of our business to which the long-lived assets relate. We also consider market factors specific to the business and estimate future cash flows to be generated by the business, which requires significant judgment as it is based on assumptions about market demand for our products over a number of future years. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the long-lived assets stated on our consolidated balance sheets to reflect their estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as the real estate market, industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Income taxes. Significant management judgment is required in developing our provision for or benefit from income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered projected future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. An adjustment to the valuation allowance will either increase or decrease our provision for or benefit from income taxes in the period such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely-than-not threshold for recognition.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes, interest, and penalties will be due. If our estimate of income tax liabilities proves to be less than the actual amount ultimately assessed, a further charge to tax expense would be required. If the payment of these amounts ultimately proves to be unnecessary, the reversal of the accrued liabilities would result in tax benefits being recognized in the period when we determine the liabilities no longer exist.

Fiscal Year Presentation

We operate on a 52- or 53-week fiscal year ending on the Sunday closest to October 31. Our fiscal year 2025 was a 52-week fiscal year. Fiscal year 2024 was a 53-week fiscal year and fiscal year 2023 was a 52-week fiscal year.

The financial statements included in Part II, Item 8 of this Annual Report on Form 10-K are presented in accordance with GAAP and expressed in U.S. dollars.

Results of Operations

Fiscal Year 2025 Compared to Fiscal Year 2024

The following table sets forth our results of operations for the periods presented:

| | Fiscal Year Ended | | | |
	November 2, 2025	November 3, 2024	November 2, 2025	November 3, 2024
	(In millions)		(As a percentage of net revenue)	
Statements of Operations Data:				
Net revenue:				
Products	$ 44,847	$ 34,960	70 %	68 %
Subscriptions and services	19,040	16,614	30	32
Total net revenue	63,887	51,574	100	100
Cost of revenue:				
Cost of products sold	12,115	9,805	19	19
Cost of subscriptions and services	2,371	2,983	4	6
Amortization of acquisition-related intangible assets	6,031	6,023	9	12
Restructuring charges	76	254	—	—
Total cost of revenue	20,593	19,065	32	37
Gross margin	43,294	32,509	68	63
Research and development	10,977	9,310	17	18
Selling, general and administrative	4,211	4,959	7	10
Amortization of acquisition-related intangible assets	2,031	3,244	3	6
Restructuring and other charges	591	1,533	1	3
Total operating expenses	17,810	19,046	28	37
Operating income	$ 25,484	$ 13,463	40 %	26 %

In fiscal year 2025, we included upfront license revenue of $7,800 million within products revenue. To conform to the current year presentation, we reclassified $4,601 million of upfront license revenue from subscriptions and services revenue to products revenue for fiscal year 2024. We also reclassified the related costs for the upfront license revenue, which were immaterial, for the periods presented. See Note 3. "Revenue from Contracts with Customers" in Part II, Item 8. of this Annual Report on Form 10-K for additional information.

Net Revenue

A relatively small number of customers account for a significant portion of our net revenue. Direct sales to one semiconductor solutions customer, which is a distributor, accounted for 32% and 28% of our net revenue for fiscal years 2025 and 2024, respectively.

We believe aggregate sales to our top five end customers, through all channels, accounted for approximately 40% of our net revenue for each of the fiscal years 2025 and 2024. We expect to continue to experience significant customer concentration in future periods. The loss of, or significant decrease in demand from, any of our top five end customers could have a material adverse effect on our business, results of operations and financial condition.

From time to time, some of our key semiconductor customers place large orders or delay orders, causing our quarterly net revenue to fluctuate significantly. This is particularly true of our products used in AI and wireless applications as fluctuations may be magnified by the timing of customer deployments, as well as product launches. For infrastructure software, the transition to subscription licenses, as well as whether or not a customer has the right to terminate, causes variations in revenue recognized in each period.

Although we recognize revenue for the majority of our products when title and control transfer in Penang, Malaysia, we disclose net revenue by country based primarily on the geographic shipment or delivery location specified by our distributors, OEMs, contract manufacturers, channel partners, or software customers. In fiscal years 2025 and 2024, 17% and 20%, respectively, of our net revenue came from shipments or deliveries to China (including Hong Kong). However, the end customers for either our products or for the end products into which our products are incorporated, are frequently located in countries other than China (including Hong Kong). As a result, we believe that a substantially smaller percentage of our net revenue is ultimately dependent on sales of either our product or our customers' product incorporating our product, to end customers located in China (including Hong Kong).

The following tables set forth net revenue by segment for the periods presented:

	Fiscal Year Ended			
Net Revenue by Segment	November 2, 2025	November 3, 2024	$ Change	% Change
	(In millions, except percentages)			
Semiconductor solutions	$ 36,858	$ 30,096	$ 6,762	22 %
Infrastructure software	27,029	21,478	5,551	26 %
Total net revenue	$ 63,887	$ 51,574	$ 12,313	24 %

	Fiscal Year Ended	
Net Revenue by Segment	November 2, 2025	November 3, 2024
	(As a percentage of net revenue)	
Semiconductor solutions	58 %	58 %
Infrastructure software	42	42
Total net revenue	100 %	100 %

Net revenue from our semiconductor solutions segment increased due to strong demand for our networking solutions, primarily custom AI accelerators and AI networking products. Net revenue from our infrastructure software segment increased primarily due to strong demand for our VCF product, including license revenue recognized on contracts where customers do not have the right to terminate and the transition to a subscription license model.

Gross Margin

Gross margin was $43,294 million for fiscal year 2025 compared to $32,509 million for fiscal year 2024. The increase was primarily due to higher software revenue and strong product demand for our AI-related semiconductor solutions.

As a percentage of net revenue, gross margin was 68% and 63% of net revenue for the fiscal years 2025 and 2024, respectively. The increase was primarily due to higher revenue impact on margin and higher infrastructure software gross margin percentage, driven by an increase in license revenue and lower infrastructure software labor costs following our integration of the VMware business.

Research and Development Expense

Research and development expense increased $1,667 million, or 18%, in fiscal year 2025, compared to the prior fiscal year. The increase was primarily due to higher stock-based compensation.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased $748 million, or 15%, in fiscal year 2025, compared to the prior fiscal year. The decrease was primarily due to lower compensation resulting from a decrease in headcount and lower VMware acquisition-related costs, partially offset by higher stock-based compensation.

Amortization of Acquisition-Related Intangible Assets in Operating Expenses

Amortization of acquisition-related intangible assets recognized in operating expenses decreased $1,213 million, or 37%, in fiscal year 2025, compared to the prior fiscal year primarily due to full amortization of customer-related intangible assets from previous software acquisitions other than VMware.

Restructuring and Other Charges

Restructuring and other charges recognized in operating expenses decreased $942 million, or 61%, in fiscal year 2025, compared to the prior fiscal year primarily due to lower employee termination costs associated with the integration of the VMware business.

Stock-Based Compensation Expense

During the fiscal quarter ended May 4, 2025, we granted two-year time- and market-based restricted stock unit awards (the "Two-Year Equity Awards"), in lieu of our annual employee equity awards historically granted in the second quarter of each fiscal year. Each Two-Year Equity Award vests on the same basis as two annual grants with staggered vesting start dates of March 15, 2025 and March 15, 2026 and successive four-year vesting periods. We recognize stock-based compensation expense related to these awards from the grant date through their respective vesting date, ranging from four to five years.

Total stock-based compensation expense was $7,568 million and $5,670 million for fiscal years 2025 and 2024, respectively. The increase was primarily due to the Two-Year Equity Awards granted at higher grant-date fair values, partially offset by the full vesting and forfeitures of certain equity awards assumed in the VMware acquisition.

The following table sets forth the total unrecognized compensation cost related to unvested stock-based awards outstanding and expected to vest as of November 2, 2025. The remaining weighted-average service period was 3.4 years.

Fiscal Year:	Unrecognized Compensation Cost, Net of Expected Forfeitures
	(In millions)
2026	$ 8,301
2027	7,118
2028	4,985
2029	2,689
2030	740
Total	$ 23,833

Segment Operating Results

Operating Income by Segment	Fiscal Year Ended		$ Change	% Change
	November 2, 2025	November 3, 2024		
	(In millions, except percentages)			
Semiconductor solutions	$ 21,232	$ 16,759	$ 4,473	27 %
Infrastructure software	20,765	13,977	6,788	49 %
Unallocated expenses	(16,513)	(17,273)	760	(4)%
Total operating income	$ 25,484	$ 13,463	$ 12,021	89 %

Operating income from our semiconductor solutions segment increased due to strong demand for our networking solutions, primarily custom AI accelerators and AI networking products.

Higher operating income from our infrastructure software segment was primarily due to strong demand for our VCF product, including license revenue recognized on contracts where customers do not have the right to terminate and the transition to a subscription license model. In addition, labor costs were lower following our integration of the VMware business.

Unallocated expenses include amortization of acquisition-related intangible assets, stock-based compensation expense, restructuring and other charges, and acquisition-related costs which are not used in evaluating the results of, or in allocating resources to, our segments. Unallocated expenses decreased 4% in fiscal year 2025, compared to the prior fiscal year, primarily due to lower amortization of acquisition-related intangible assets, restructuring and other charges, and acquisition-related costs, partially offset by higher stock-based compensation expense.

Non-Operating Income and Expenses

Interest expense. Interest expense was $3,210 million and $3,953 million for fiscal years 2025 and 2024, respectively. The decrease was primarily from a reduction in outstanding debt balances and debt refinancing activities that drove lower effective interest rates compared to the prior fiscal year.

Other income, net. Other income, net includes interest income, gains and losses on investments, foreign currency remeasurement and other miscellaneous items. Other income, net, was $455 million and $406 million for fiscal years 2025 and 2024, respectively. The increase was primarily due to a gain on the sale of a business, partially offset by lower interest income as a result of lower interest rates on lower invested balances.

Provision for (benefit from) income taxes. On July 4, 2025, the United States enacted the One Big Beautiful Bill Act, which allows for the immediate expensing of domestic research and development costs and certain capital expenditures, and changes the United States taxation of profits derived from foreign operations. As a result, it is no longer more-likely-than-not that we are able to utilize our federal corporate alternative minimum tax ("CAMT") credits, and we established a $1,321 million valuation allowance against our CAMT credit carryforwards and CAMT credits generated in the current fiscal year. Our policy is to not consider the impact of future years' CAMT in our valuation allowance assessment for regular deferred tax assets. Most of the provisions are effective beginning in our fiscal years ending November 1, 2026 or October 31, 2027, with the exception of immediate expensing of qualifying property being effective in fiscal year 2025.

The benefit from income taxes was $397 million for fiscal year 2025, and was primarily due to the recognition of uncertain tax benefits from expiration of statutes of limitations and audit settlements, and excess tax benefits from stock-based awards, partially offset by income from operations and a valuation allowance against our CAMT credits.

The provision for income taxes was $3,748 million for fiscal year 2024, and was primarily due to the impact of a non-recurring intra-group transfer of certain IP rights to the United States as a result of supply chain realignment and the resulting shift in the jurisdictional mix of income, partially offset by excess tax benefits from stock-based awards.

Liquidity and Capital Resources

The following section discusses our principal liquidity and capital resources as well as our primary liquidity requirements and uses of cash. Our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. We believe our cash equivalents are liquid and accessible.

Our primary sources of liquidity as of November 2, 2025 consisted of: (i) $16,178 million in cash and cash equivalents, (ii) cash we expect to generate from operations and (iii) available capacity under our $7.5 billion unsecured revolving credit facility. In addition, we may also generate cash from the sale of assets and debt or equity financings from time to time.

Our short-term and long-term liquidity requirements primarily arise from: (i) working capital requirements, (ii) research and development and capital expenditure needs, (iii) cash dividend payments (if and when declared by our Board of Directors), (iv) interest and principal payments related to our $67,120 million of outstanding indebtedness with $3,152 million principal amounts payable within 12 months, (v) payment of income taxes, (vi) business acquisitions and investments we may make from time to time, and (vii) discretionary share repurchases. Our ability to fund these requirements will depend, in part, on our future cash flows, which are determined by our future operating performance and, therefore, subject to prevailing global macroeconomic conditions and financial, business and other factors, some of which are beyond our control. We expect capital expenditures to be higher in fiscal year 2026 as compared to fiscal year 2025.

We believe that our cash and cash equivalents on hand, cash flows from operations and our revolving credit facility will provide sufficient liquidity to operate our business and fund our current obligations for at least the next 12 months. For additional information regarding our cash requirement from contractual obligations, indebtedness and lease obligations, see Note 14. "Commitments and Contingencies", Note 10. "Borrowings" and Note 6. "Leases" in Part II, Item 8 of this Annual Report on Form 10-K.

From time to time, we engage in discussions with third parties regarding potential acquisitions of, or investments in, businesses, technologies and product lines. Any such transaction, or evaluation of potential transactions, could require significant use of our cash and cash equivalents, or require us to increase our borrowings to fund such transactions. If we do not have sufficient cash to fund our operations or finance growth opportunities, including acquisitions, or unanticipated capital expenditures, our business and financial condition could suffer. In such circumstances, we may seek to obtain new debt or equity financing. However, we cannot assure you that such additional financing will be available on terms acceptable to us or at all. Our ability to service our outstanding indebtedness and any other indebtedness we may incur will depend on our ability to generate cash in the future. We may also elect to issue additional debt or equity securities for reasons other than those specified above. From time to time, we manage our indebtedness through financings, redemptions, repayments, exchanges, tender offers, and other transactions. Such transactions will depend on prevailing market conditions, our liquidity requirements, the terms of indentures, contractual restrictions and other factors.

Working Capital

Working capital increased to $13,059 million at November 2, 2025 from $2,898 million at November 3, 2024. The increase was primarily attributable to the following:

- Cash and cash equivalents increased to $16,178 million at November 2, 2025 from $9,348 million at November 3, 2024 primarily due to $27,537 million in net cash provided by operating activities, partially offset by $11,142 million of dividend payments, $3,860 million of employee withholding tax payments related to net settled equity awards, $2,812 million of net repayments of borrowings, and $2,450 million of common stock repurchases.

- Trade accounts receivable, net increased to $7,145 million at November 2, 2025 from $4,416 million at November 3, 2024 primarily due to higher billings.

- Other current assets increased to $5,980 million at November 2, 2025 from $4,071 million at November 3, 2024 primarily from higher software contract assets, offset in part by lower prepaid taxes and the sale of assets held for sale.

These increases in working capital were offset in part by the following:

- Short-term debt increased to $3,152 million at November 2, 2025 from $1,271 million at November 3, 2024 primarily due to certain senior notes becoming due within the next twelve months, offset in part by repayments.

Capital Returns

	Fiscal Year Ended	
Cash Dividends Declared and Paid	November 2, 2025	November 3, 2024
	(In millions, except per share data)	
Dividends per share to common stockholders	$ 2.360	$ 2.105
Dividends to common stockholders	$ 11,142	$ 9,814

In April 2025, our Board of Directors authorized a stock repurchase program to repurchase up to $10 billion of our common stock from time to time through December 31, 2025, which was extended to December 31, 2026 subsequent to fiscal year 2025. During fiscal year 2025, we repurchased and retired 16 million shares of our common stock for $2,450 million with a $7,550 million remaining authorized amount available for future purchases as of November 2, 2025.

Repurchases under this stock repurchase program may be effected through a variety of methods, including open market or privately negotiated purchases. The timing and amount of shares repurchased will depend on the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities, and other factors. We are not obligated to repurchase any specific amount of shares of common stock, and the stock repurchase program may be suspended or terminated at any time.

In December 2021 and May 2022, our Board of Directors authorized stock repurchase programs to repurchase up to an aggregate of $20 billion of our common stock from time to time through December 31, 2023. During the first quarter of fiscal year 2024, we repurchased and retired 67 million shares of our common stock for $7,176 million, and all $20 billion of the aggregate authorized amount was utilized prior to expiration on December 31, 2023.

During fiscal years 2025 and 2024, we paid $3,860 million and $5,216 million, respectively, in employee withholding taxes due upon the vesting of net settled equity awards. We withheld 17 million and 38 million shares of common stock from employees in connection with such net share settlements during fiscal years 2025 and 2024, respectively. In the second half of fiscal year 2025, we settled withholding taxes upon the vesting of employee equity awards using proceeds from the sale of a portion of the vested shares.

Cash Flows

	Fiscal Year Ended	
	November 2, 2025	November 3, 2024
	(In millions)	
Net cash provided by operating activities	$ 27,537	$ 19,962
Net cash used in investing activities	(580)	(23,070)
Net cash used in financing activities	(20,127)	(1,733)
Net change in cash and cash equivalents	$ 6,830	$ (4,841)

Operating Activities

Cash flows from operating activities consist of net income adjusted for certain non-cash and other items and changes in assets and liabilities. The $7,575 million increase in cash provided by operations during fiscal year 2025 compared to fiscal year 2024 was primarily due to $17,231 million higher net income, offset in part by $5,973 million lower non-cash adjustments for deferred taxes and other non-cash taxes, as well as $3,863 million from changes in operating assets and liabilities.

Investing Activities

Cash flows from investing activities primarily consist of cash used for acquisitions, proceeds from sales of businesses, capital expenditures, and proceeds and payments related to investments. The $22,490 million decrease in cash used in investing activities during fiscal year 2025 compared to fiscal year 2024 was primarily due to $25,416 million cash paid in connection with the acquisition of VMware, net of cash acquired in fiscal year 2024, offset in part by $3,185 million lower proceeds from sales of businesses in fiscal year 2025 compared to fiscal year 2024.

Financing Activities

Cash flows from financing activities primarily consist of proceeds and payments related to our borrowings, dividend payments, employee withholding tax payments related to net settled equity awards and authorized stock repurchases. The $18,394 million increase in cash used in financing activities during fiscal year 2025 compared to fiscal year 2024 was primarily due to net proceeds from term loans issued in connection with the acquisition of VMware in fiscal year 2024, debt repayments and higher dividend payments in fiscal year 2025, offset in part by lower stock repurchases and employee withholding tax payments related to net settled equity awards in fiscal year 2025 compared to fiscal year 2024.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

From time to time, we use foreign exchange forward contracts to hedge a portion of our exposures to changes in currency exchange rates, which result from our global operating and financing activities. We do not use derivative financial instruments for trading or speculative purposes. A hypothetical 10% change in currency exchange rates would not have a material impact on our consolidated financial statements.

Interest Rate Risk

Changes in interest rates affect the fair value of our outstanding fixed-rate borrowings. As of November 2, 2025 and November 3, 2024, we had $67.1 billion and $56.3 billion in principal amount of fixed-rate borrowings outstanding, and the estimated aggregate fair value of these borrowings was $64.6 billion and $51.4 billion, respectively. As of November 2, 2025 and November 3, 2024, a hypothetical 50 basis point increase or decrease in market interest rates would change the fair value of our fixed-rate borrowings by approximately $1.9 billion and $1.7 billion, respectively. However, this hypothetical change in interest rates would not impact the interest expense on our borrowings outstanding. To hedge variability of cash flows due to changes in the benchmark interest rate of anticipated future debt issuances, we have entered, and in the future may enter, into treasury rate lock contracts.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

BROADCOM INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	46
Consolidated Balance Sheets	48
Consolidated Statements of Operations	49
Consolidated Statements of Comprehensive Income	50
Consolidated Statements of Cash Flows	51
Consolidated Statements of Stockholders' Equity	52
Notes to Consolidated Financial Statements	53
Schedule II — Valuation and Qualifying Accounts	89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Broadcom Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Broadcom Inc. and its subsidiaries (the "Company") as of November 2, 2025 and November 3, 2024, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended November 2, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of November 2, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 2, 2025 and November 3, 2024, and the results of its operations and its cash flows for each of the three years in the period ended November 2, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 2, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Certain Software and Support Revenue in the Infrastructure Software Segment

As disclosed in Note 13 to the consolidated financial statements, the Company's net revenue for the infrastructure software segment for the year ended November 2, 2025 was $27,029 million, a significant portion of which related to certain software and support revenue. As disclosed in Note 2, revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer. Software arrangements primarily consist of fees that provide customers with a right to use the Company's software and access general support and maintenance. Certain software arrangements permit customers to unilaterally cancel these arrangements at any time at the customer's convenience, referred to as termination for convenience provisions. For software arrangements without termination for convenience provisions, management recognizes revenue for the license portion of the agreements upfront upon transfer of control to the customer. For software arrangements with termination for convenience provisions, management accounts for these arrangements as a series of daily contracts, resulting in ratable revenue recognition over the contractual period. Support services consist primarily of telephone support and the provision of unspecified updates and upgrades on a when-and-if-available basis for which revenue is recognized ratably over the term of the arrangement. Management allocates total contract consideration to each distinct performance obligation in a bundled arrangement on a relative standalone selling price basis. Management uses directly observable transactions to determine the standalone selling prices for performance obligations.

The principal consideration for our determination that performing procedures relating to revenue recognition of certain software and support revenue in the infrastructure software segment is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as quotes, contracts, purchase orders, evidence of transfer of control, and invoices; (ii) recalculating revenue recognized for a sample of transactions, including, where applicable, the allocation of transaction price to the performance obligations based on relative standalone selling price; (iii) testing the completeness and accuracy of the historical selling price data used to determine the standalone selling price of the performance obligations and recalculating management's determination of the standalone selling price; and (iv) confirming a sample of outstanding customer invoice balances as of November 2, 2025 and, for confirmations not returned, obtaining and inspecting source documents such as contracts, invoices, sales orders, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 18, 2025

We have served as the Company's auditor since 2006.

BROADCOM INC.
CONSOLIDATED BALANCE SHEETS

	November 2, 2025	November 3, 2024
	(In millions, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,178	$ 9,348
Trade accounts receivable, net	7,145	4,416
Inventory	2,270	1,760
Other current assets	5,980	4,071
Total current assets	31,573	19,595
Long-term assets:		
Property, plant and equipment, net	2,530	2,521
Goodwill	97,801	97,873
Intangible assets, net	32,273	40,583
Other long-term assets	6,915	5,073
Total assets	$ 171,092	$ 165,645
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 1,560	$ 1,662
Employee compensation and benefits	2,129	1,971
Short-term debt	3,152	1,271
Other current liabilities	11,673	11,793
Total current liabilities	18,514	16,697
Long-term liabilities:		
Long-term debt	61,984	66,295
Other long-term liabilities	9,302	14,975
Total liabilities	89,800	97,967
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 100 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 29,000 shares authorized; 4,741 and 4,686 shares issued and outstanding as of November 2, 2025 and November 3, 2024, respectively	5	5
Additional paid-in capital	71,308	67,466
Retained earnings	9,761	—
Accumulated other comprehensive income	218	207
Total stockholders' equity	81,292	67,678
Total liabilities and equity	$ 171,092	$ 165,645

The accompanying notes are an integral part of these consolidated financial statements.

BROADCOM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	November 2, 2025	November 3, 2024	October 29, 2023
	(In millions, except per share data)		
Net revenue:			
Products	$ 44,847	$ 34,960	$ 28,949
Subscriptions and services	19,040	16,614	6,870
Total net revenue	63,887	51,574	35,819
Cost of revenue:			
Cost of products sold	12,115	9,805	8,641
Cost of subscriptions and services	2,371	2,983	631
Amortization of acquisition-related intangible assets	6,031	6,023	1,853
Restructuring charges	76	254	4
Total cost of revenue	20,593	19,065	11,129
Gross margin	43,294	32,509	24,690
Research and development	10,977	9,310	5,253
Selling, general and administrative	4,211	4,959	1,592
Amortization of acquisition-related intangible assets	2,031	3,244	1,394
Restructuring and other charges	591	1,533	244
Total operating expenses	17,810	19,046	8,483
Operating income	25,484	13,463	16,207
Interest expense	(3,210)	(3,953)	(1,622)
Other income, net	455	406	512
Income from continuing operations before income taxes	22,729	9,916	15,097
Provision for (benefit from) income taxes	(397)	3,748	1,015
Income from continuing operations	23,126	6,168	14,082
Loss from discontinued operations, net of income taxes	—	(273)	—
Net income	$ 23,126	$ 5,895	$ 14,082
Basic income per share:			
Income per share from continuing operations	$ 4.91	$ 1.33	$ 3.39
Loss per share from discontinued operations	—	(0.06)	—
Net income per share	$ 4.91	$ 1.27	$ 3.39
Diluted income per share:			
Income per share from continuing operations	$ 4.77	$ 1.29	$ 3.30
Loss per share from discontinued operations	—	(0.06)	—
Net income per share	$ 4.77	$ 1.23	$ 3.30
Weighted-average shares used in per share calculations:			
Basic	4,712	4,624	4,149
Diluted	4,853	4,778	4,272

The accompanying notes are an integral part of these consolidated financial statements.

BROADCOM INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended		
	November 2, 2025	November 3, 2024	October 29, 2023
	(In millions)		
Net income	$ 23,126	$ 5,895	$ 14,082
Other comprehensive income, net of tax:			
Change in unrealized gain on derivative instruments	(4)	(1)	290
Change in actuarial loss and prior service costs associated with defined benefit plans	15	1	(29)
Other comprehensive income, net of tax	11	—	261
Comprehensive income	$ 23,137	$ 5,895	$ 14,343

The accompanying notes are an integral part of these consolidated financial statements.

BROADCOM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	November 2, 2025	November 3, 2024	October 29, 2023
	(In millions)		
Cash flows from operating activities:			
Net income	$ 23,126	$ 5,895	$ 14,082
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible and right-of-use assets	8,201	9,417	3,333
Depreciation	574	593	502
Stock-based compensation	7,568	5,741	2,171
Deferred taxes and other non-cash taxes	(4,008)	1,965	(501)
Loss on debt extinguishment	138	157	—
Non-cash interest expense	344	427	132
Other	94	404	9
Changes in assets and liabilities, net of acquisitions and disposals:			
Trade accounts receivable, net	(2,717)	2,327	(187)
Inventory	(510)	150	27
Accounts payable	(118)	121	209
Employee compensation and benefits	300	78	(279)
Other current assets and current liabilities	(1,837)	(5,323)	(628)
Other long-term assets and long-term liabilities	(3,618)	(1,990)	(785)
Net cash provided by operating activities	27,537	19,962	18,085
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	—	(25,978)	(53)
Proceeds from sales of businesses	300	3,485	—
Purchases of property, plant and equipment	(623)	(548)	(452)
Purchases of investments	(597)	(175)	(346)
Sales of investments	248	156	228
Other	92	(10)	(66)
Net cash used in investing activities	(580)	(23,070)	(689)
Cash flows from financing activities:			
Proceeds from long-term borrowings	15,666	39,954	—
Payments on debt obligations	(18,478)	(19,608)	(403)
Payments of dividends	(11,142)	(9,814)	(7,645)
Repurchases of common stock - repurchase program	(2,450)	(7,176)	(5,824)
Shares repurchased for tax withholdings on vesting of equity awards	(3,860)	(5,216)	(1,861)
Issuance of common stock	221	190	122
Other	(84)	(63)	(12)
Net cash used in financing activities	(20,127)	(1,733)	(15,623)
Net change in cash and cash equivalents	6,830	(4,841)	1,773
Cash and cash equivalents at beginning of period	9,348	14,189	12,416
Cash and cash equivalents at end of period	$ 16,178	$ 9,348	$ 14,189
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,672	$ 3,250	$ 1,503
Cash paid for income taxes	$ 2,589	$ 3,155	$ 1,782

The accompanying notes are an integral part of these consolidated financial statements.

BROADCOM INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Par Value				
			(In millions)			
Balance as of October 30, 2022	4,179	$ 4	$ 21,155	$ 1,604	$ (54)	$ 22,709
Net income	—	—	—	14,082	—	14,082
Other comprehensive income	—	—	—	—	261	261
Dividends to common stockholders	—	—	—	(7,645)	—	(7,645)
Common stock issued	77	—	122	—	—	122
Stock-based compensation	—	—	2,171	—	—	2,171
Repurchases of common stock	(91)	—	(481)	(5,359)	—	(5,840)
Shares repurchased for tax withholdings on vesting of equity awards	(26)	—	(1,872)	—	—	(1,872)
Balance as of October 29, 2023	4,139	4	21,095	2,682	207	23,988
Net income	—	—	—	5,895	—	5,895
Issuance of common stock upon the acquisition of VMware, Inc.	544	1	53,420	—	—	53,421
Fair value of partially vested equity awards assumed in connection with the acquisition of VMware, Inc.	—	—	750	—	—	750
Dividends to common stockholders	—	—	(2,809)	(7,005)	—	(9,814)
Common stock issued	108	—	190	—	—	190
Stock-based compensation	—	—	5,747	—	—	5,747
Repurchases of common stock	(67)	—	(5,604)	(1,572)	—	(7,176)
Shares repurchased for tax withholdings on vesting of equity awards	(38)	—	(5,323)	—	—	(5,323)
Balance as of November 3, 2024	4,686	5	67,466	—	207	67,678
Net income	—	—	—	23,126	—	23,126
Other comprehensive income	—	—	—	—	11	11
Dividends to common stockholders	—	—	—	(11,142)	—	(11,142)
Common stock issued	88	—	221	—	—	221
Stock-based compensation	—	—	7,570	—	—	7,570
Repurchases of common stock	(16)	—	(227)	(2,223)	—	(2,450)
Shares repurchased for tax withholdings on vesting of equity awards	(17)	—	(3,722)	—	—	(3,722)
Balance as of November 2, 2025	4,741	$ 5	$ 71,308	$ 9,761	$ 218	$ 81,292

The accompanying notes are an integral part of these consolidated financial statements.

BROADCOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

Overview

Broadcom Inc. ("Broadcom"), a Delaware corporation, is a global technology leader that designs, develops and supplies a broad range of semiconductor and semiconductor-based solutions and infrastructure software solutions. Our semiconductor and semiconductor-based solutions include a broad portfolio of complex digital and mixed signal devices based on silicon wafers with complementary metal oxide semiconductor transistors, III-V based devices, network interface cards and other modules, switches, subsystems and, in some cases, racks. Our solutions are used in a wide array of environments, end products and applications, such as enterprise and artificial intelligence ("AI") data centers, servers and networking and connectivity equipment, as well as storage systems, home connectivity devices, set-top boxes, broadband access, telecommunication equipment, wireless devices and base stations, factory automation, power generation and alternative energy systems, and electronic displays. Our infrastructure software solutions help enterprises simplify their information technology ("IT") environments. Our customers rely on our infrastructure and security software solutions to modernize, optimize, and secure the most complex private cloud, hybrid cloud and edge environments. This enables scalability, agility, automation, insights, resiliency and security, making it easy for customers to run their mission-critical workloads. We also offer mission-critical fibre channel storage area networking ("FC SAN") products and related software in the form of modules, switches and subsystems incorporating multiple semiconductor products. Unless stated otherwise or the context otherwise requires, references to "Broadcom," "we," "our," and "us" mean Broadcom and its consolidated subsidiaries.

On November 22, 2023, we completed the acquisition of VMware, Inc. ("VMware") in a cash-and-stock transaction (the "VMware Merger"). The VMware stockholders received approximately $30,788 million in cash and 544 million shares of Broadcom common stock (on a split adjusted basis) with a fair value of $53,398 million. VMware was a leading provider of multi-cloud services for all applications, enabling digital innovation with enterprise control. We acquired VMware to enhance our infrastructure software capabilities. The accompanying consolidated financial statements include the results of operations of VMware commencing on November 22, 2023. See Note 4. "Acquisitions" for additional information.

Basis of Presentation

We operate on a 52- or 53-week fiscal year ending on the Sunday closest to October 31. Our fiscal year ended November 2, 2025 ("fiscal year 2025") was a 52-week fiscal year. Our fiscal year ended November 3, 2024 ("fiscal year 2024") was a 53-week fiscal year. Our fiscal year ended October 29, 2023 ("fiscal year 2023") was a 52-week fiscal year.

The accompanying consolidated financial statements include the accounts of Broadcom and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Certain prior period amounts reported in our consolidated statements of operations have been reclassified to conform to the current year presentation. See Note 3. "Revenue from Contracts with Customers" for additional information.

2. Summary of Significant Accounting Policies

Foreign currency remeasurement. We operate in a U.S. dollar functional currency environment. Foreign currency assets and liabilities for monetary accounts are remeasured into U.S. dollars at current exchange rates. Non-monetary items such as inventory and property, plant and equipment, are measured and recorded at historical exchange rates. The effects of foreign currency remeasurement were not material for any period presented.

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates, and such differences could affect the results of operations reported in future periods.

Cash and cash equivalents. We consider all highly liquid investment securities with original maturities of three months or less at the date of purchase to be cash equivalents. We determine the appropriate classification of our cash and cash equivalents at the time of purchase.

Trade accounts receivable, net. Trade accounts receivable are recognized at the invoiced amount and do not bear interest. Accounts receivable are reduced by an allowance for doubtful accounts, which is our best estimate of the expected credit losses in our existing accounts receivable. We determine the allowance based on historical experience and current economic conditions, among other factors. Allowances for doubtful accounts were not material as of November 2, 2025 or November 3, 2024. Accounts receivable are also recognized net of sales returns and distributor credit allowances. These amounts are recognized when it is both probable and estimable that discounts will be granted or products will be returned. Allowances for sales returns and distributor credit allowances as of November 2, 2025 and November 3, 2024 were $74 million and $101 million, respectively.

Concentrations of credit risk and significant customers. Our cash, cash equivalents and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents may be redeemable upon demand and are maintained with financial institutions that management believes are of high credit quality and therefore bear minimal credit risk. We seek to mitigate our credit risks by spreading such risks across multiple counterparties and monitoring the risk profile of these counterparties. Our accounts receivable are derived from revenue earned from customers located both within and outside the U.S. We mitigate collection risks from our customers by performing regular credit evaluations of our customers' financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

Concentration of other risks. We operate in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products with new capabilities, general economic conditions worldwide, the ability to safeguard patents and other intellectual property ("IP") in a rapidly evolving market and reliance on third-party wafer fabricators, assembly and test subcontractors and independent distributors and other factors could affect our financial results.

Inventory. We value our inventory at the lower of actual cost or net realizable value of the inventory, with cost being determined under the first-in, first-out method. We record a provision for excess and obsolete inventory based primarily on our forecast of product demand and production requirements. The excess and obsolete balance determined by this analysis becomes the basis for our excess and obsolete inventory charge and the written-down value of the inventory becomes its new cost basis.

Retirement benefit plans. For defined benefit pension plans, we consider various factors in determining our respective benefit obligations and net periodic benefit cost, including the number of employees that we expect to receive benefits, their salary levels and years of service, the expected return on plan assets, the discount rate, the timing of the payment of benefits, and other actuarial assumptions. If the actual results and events of the benefit plans differ from our current assumptions, the benefit obligations may be over- or under-valued.

The key assumptions are the discount rate and the expected rate of return on plan assets. The U.S. discount rates are based on a hypothetical yield curve constructed using high-quality corporate bonds selected to yield cash flows that match the expected timing and amount of the benefit payments. The U.S. expected rate of return on plan assets is set equal to the discount rate due to the implementation of our fully-matched, liability-driven investment strategy. We evaluate these assumptions at least annually. For the non-U.S. plans, we set assumptions specific to each country. We have elected to measure defined benefit pension plan assets and liabilities as of October 31, which is the month end that is closest to our fiscal year end.

Derivative instruments. We use derivative financial instruments to manage exposure to foreign exchange risk and interest rate risk. We do not use derivative financial instruments for speculative or trading purposes.

Outstanding derivatives are recognized as assets or liabilities at their fair values based on Level 2 inputs, as defined in the fair value hierarchy. For derivative instruments designated as cash flow hedges, the changes in fair value are initially recognized in other comprehensive income, net of tax in the period of change, and are subsequently reclassified and recognized in the same line item as the hedged item when either the hedged transactions affect earnings or it becomes probable that the hedged transactions will not occur.

We use foreign exchange forward contracts to manage exposure to foreign exchange risk. These forward contracts are not designated as hedging instruments, and the changes in fair value are recognized in other income, net in the period of change. We did not have any material foreign exchange forward contracts outstanding as of November 2, 2025 or November 3, 2024. The gains and losses recorded in other income, net for derivative instruments not designated as hedges were not material.

During fiscal year 2023 and the fiscal year ended October 30, 2022, we entered into treasury rate lock contracts that mature in approximately one year to hedge variability of cash flows due to changes in the benchmark interest rate of anticipated future debt issuances. These treasury rate locks were designated and accounted for as cash flow hedging instruments. In August 2023, we early settled all treasury rate lock contracts, which had a $5.5 billion notional amount, for a cumulative gain of $371 million, net of $44 million of tax, as a component of accumulated other comprehensive income as of October 29, 2023. The cash receipts from the settlement were included in cash flows from operating activities in the consolidated statement of cash flows during fiscal year 2023. In fiscal years 2025 and 2024, upon the issuance of certain senior notes, as discussed in Note 10. "Borrowings", we began amortizing a portion of the pre-tax cumulative gain in accumulated other comprehensive income to interest expense using the effective interest method through the maturity dates of the senior notes.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions, improvements and major renewals are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. Assets are held in construction in progress until placed in service, upon which date, we begin to depreciate these assets. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our property, plant and equipment balances and the resulting gain or loss is reflected in the consolidated statements of operations. Buildings and leasehold improvements are generally depreciated over 15 to 40 years, or over the lease period, whichever is shorter, and machinery and equipment are generally depreciated over 3 to 10 years. We use the straight-line method of depreciation for all property, plant and equipment.

Leases. We determine if an arrangement is a lease, or contains a lease, at the inception of the arrangement and evaluate whether the lease is an operating lease or a finance lease at the commencement date. We recognize right-of-use ("ROU") assets and lease liabilities for operating and finance leases with terms greater than 12 months, and account for the lease and non-lease components as a single component. ROU assets represent our right to use an asset for the lease term, while lease liabilities represent our obligation to make lease payments. Operating and finance lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. We use the implicit interest rate or, if not readily determinable, our incremental borrowing rate as of the lease commencement date to determine the present value of lease payments. The incremental borrowing rate is based on our unsecured borrowing rate, adjusted for the effects of collateral. Operating and finance lease ROU assets are recognized net of any lease prepayments and incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease expense is recognized based on the effective interest method over the lease term.

Fair value measurement. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is applied to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under the guidance on fair value measurements are described below:

Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified contractual term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. Quantitative and qualitative information for Level 3 assets and liabilities reviewed at each reporting period includes indicators of significant deterioration in the earnings performance, credit rating, asset quality, business prospects of the investee, and financial indicators of the investee's ability to continue as a going concern.

Business combinations. We account for business combinations under the acquisition method of accounting, which requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition-date fair values, except for revenue contracts acquired, which are recognized in accordance with our revenue recognition policy. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in our consolidated statements of operations. Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date, for intangible assets, contractual obligations assumed, restructuring liabilities, pre-acquisition contingencies, and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain acquired intangible assets include the present value of projected cash flows regarding the projected revenues, projected expenses which include cost of revenue, research and development and selling, general and administrative expenses, technology obsolescence rate, contributory asset charges, discount rate and income tax rate for developed technology; the projected revenues, customer retention rate, customer ramp up period, discount rate and income tax rate for the customer contracts and related relationships; the projected revenues, technology obsolescence rate, expected costs to develop in-process research and development ("IPR&D") into commercially viable products, discount rate and income tax rate for the IPR&D; and the projected revenues, brand asset phase-out pattern, brand asset royalty rate, discount rate and the income tax rate for the trade name. Unanticipated events and circumstances may occur which could affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is reviewed annually (or more frequently if impairment indicators arise) for impairment. To review for impairment, we first assess qualitative factors to determine whether events or circumstances lead to a determination that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. Our qualitative assessment of the recoverability of goodwill, whether performed annually or based on specific events or circumstances, considers various macroeconomic, industry-specific and company-specific factors. Those factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below our net book value. After assessing the totality of events and circumstances, if we determine that it is not more likely than not that the fair value of any of our reporting units is less than its carrying amount, no further assessment is performed. If we determine that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, we calculate the fair value of that reporting unit and compare the fair value to the reporting unit's net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit. The implied fair value of goodwill is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.

Long-lived assets. Purchased finite-lived intangible assets are carried at cost less accumulated amortization. Amortization is recognized over the periods during which the intangible assets are expected to contribute to our cash flows. Purchased IPR&D projects are capitalized at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter. Upon completion of each underlying project, IPR&D assets are reclassified as amortizable purchased intangible assets and amortized over their estimated useful lives. If an IPR&D project is abandoned, we recognize the carrying value of the related intangible asset in our consolidated statements of operations in the period it is abandoned. On a quarterly basis, we monitor factors and changes in circumstances that could indicate carrying amounts of long-lived assets, including purchased intangible assets, ROU assets, and property, plant and equipment, may not be recoverable. Factors we consider important which could trigger an impairment review include: (i) significant under-performance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use and eventual disposition of the asset (or asset group) is less than the net book value of the asset (or asset group). The amount of the impairment loss will generally be measured as the difference between the net book value of the asset (or asset group) and the estimated fair value.

Warranty. We accrue for the estimated costs of product warranties at the time revenue is recognized. Product warranty costs are estimated based upon our historical experience and specific identification of the product requirements, which may fluctuate based on product mix. Additionally, we accrue for warranty costs associated with occasional or unanticipated product quality issues if a loss is probable and can be reasonably estimated.

Revenue recognition. We account for a contract with a customer when both parties have approved the contract and are committed to perform their respective obligations, each party's rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable we will collect substantially all of the consideration we are entitled to. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

Payment terms and conditions vary by contract type, and terms between invoicing and when payment is due are short-term in duration. The timing of revenue recognition and required payments can differ and payment terms are generally structured to provide the customer with predictable and dependable ways to procure our products, not to provide or receive financing from the customer.

Nature of Products and Services

Our products and services can be broadly categorized as sales of products and subscriptions and services. The following is a description of the principal activities from which we generate revenue.

Products. Our products revenue consists of sales of semiconductor and semiconductor-based solutions and the license portion of software arrangements when we recognize revenue upfront.

We recognize semiconductor products revenue from sales to direct customers and distributors when control transfers to the customer. Rebates and incentives offered to distributors, which are earned when sales to end customers are completed, are estimated at the point of revenue recognition. We have elected to exclude from the transaction price any taxes collected from a customer and to account for shipping and handling activities performed after a customer obtains control of the product as activities to fulfill the promise to transfer the product. From time to time, certain customers agree to pay us secure supply fees in exchange for prioritized fulfillment of product orders. Such fees are included in the transaction price of the product orders and are recognized as revenue in the period that control over the products is transferred to the customer.

We recognize software products revenue for the upfront license portion of software arrangements sold. Our software arrangements primarily consist of fees, which may be paid either at contract inception or in installments over the contract term, that provide customers with a right to use the software, access general support and maintenance, and utilize our professional services. Our software licenses have standalone functionality from which customers derive benefit, and the customer obtains control of the software when it is delivered or made available for download. Certain of our software arrangements permit our customers to unilaterally terminate or cancel these arrangements at any time at the customer's convenience, referred to as termination for convenience provisions, without substantive termination penalty and receive a pro-rata refund of any prepaid fees. For software arrangements without termination for convenience provisions, we recognize revenue for the license portion of the agreements upfront upon transfer of control to the customer, referred to as upfront license revenue, within products revenue. For software arrangements with termination for convenience provisions, we account for these arrangements as a series of daily contracts, resulting in ratable revenue recognition of software revenue over the contractual period, and include them within subscriptions and services revenue.

Subscriptions and services. Our subscriptions and services revenue consists of sales and royalties from software arrangements, support services, professional services, transfer of IP, and non-recurring engineering ("NRE") arrangements.

Support services consist primarily of telephone support and the provision of unspecified updates and upgrades on a when-and-if-available basis. We believe that for the majority of software arrangements, customers derive significant benefit from the ongoing support we provide. Support services represent stand-ready obligations for which revenue is recognized ratably over the term of the arrangement.

Professional services consist of implementation, consulting, customer education and customer training services. The obligation to provide professional services is generally satisfied over time, with the customer simultaneously receiving and consuming the benefits as we satisfy our performance obligations.

Rights to our IP are either sold or licensed to a customer. IP revenue recognition is dependent on the nature and terms of each agreement. We recognize IP revenue upon delivery of the IP if there are no substantive future obligations to perform under the arrangement. Sales-based or usage-based royalties from the license of IP are recognized at the later of the period the sales or usages occur or the satisfaction of the performance obligation to which some or all of the sales-based or usage-based royalties have been allocated.

There are two main categories of NRE contracts that we enter into with our customers: (a) NRE contracts in which we develop a custom chip and (b) NRE contracts in which we accelerate our development of a new chip upon the customer's request. The majority of our NRE contract revenues meet the over time criteria. As such, revenue is recognized over the development period with the measure of progress using the input method based on costs incurred to total cost as the services are provided. For NRE contracts that do not meet the over time criteria, revenue is recognized at a point in time when the NRE services are complete.

Material rights. Contracts with customers may also include material rights that are also performance obligations. These include the right to renew or receive products or services at a discounted price in the future. Revenue allocated to material rights is recognized when the customer exercises the right or the right expires.

Arrangements with Multiple Performance Obligations

Our contracts may contain more than one of the products and services listed above, each of which is separately accounted for as a distinct performance obligation.

Allocation of consideration. We allocate total contract consideration to each distinct performance obligation in a bundled arrangement on a relative standalone selling price basis. The standalone selling price reflects the price we would charge for a specific product or service if it were sold separately in similar circumstances and to similar customers.

Standalone selling price. When available, we use directly observable transactions to determine the standalone selling prices for performance obligations. When directly observable transactions are not available, our estimates of standalone selling price for each performance obligation require judgment that considers multiple factors, including, but not limited to, reasonably available data points such as costs incurred to provide the good or service, market conditions, entity-specific factors such as pricing strategies and objectives, and information about the customer.

We separately determine the standalone selling prices by product or service type. Additionally, we segment the standalone selling prices for products where the pricing strategies differ, and where there are differences in customers and circumstances that warrant segmentation.

We also estimate the standalone selling price of our material rights. We estimate the value of the customer's option to purchase or receive additional products or services at a discounted price by estimating the incremental discount the customer would obtain when exercising the option and the likelihood that the option would be exercised.

Other Policies and Judgments

Contract modifications. We may modify contracts to offer customers additional products or services. Each of the additional products and services is generally considered distinct from those products or services transferred to the customer before the modification. We evaluate whether the contract price for the additional products and services reflects the standalone selling price as adjusted for facts and circumstances applicable to that contract. In these cases, we account for the additional products or services as a separate contract. In other cases where the pricing in the modification does not reflect the standalone selling price as adjusted for facts and circumstances applicable to that contract, we account for the additional products or services as part of the existing contract on a prospective basis, on a cumulative catch-up basis, or a combination of both based on the nature of the modification. In instances where the pricing in the modification offers the customer a credit for a prior arrangement, we adjust our variable consideration reserves for returns and other concessions.

Right of return. Certain contracts contain a right of return that allows the customer to cancel all or a portion of the product or service and receive a credit. We estimate returns based on historical returns data which is constrained to an amount for which a material revenue reversal is not probable. We do not recognize revenue for products or services that are expected to be returned.

Research and development. Research and development expense consists primarily of personnel costs for our engineers and third parties engaged in the design and development of our products, software and technologies, including salary, bonus and stock-based compensation expense, project material costs, services and depreciation. Such costs are charged to research and development expense as they are incurred.

Stock-based compensation expense. We recognize compensation expense for time-based restricted stock units ("RSUs") using the straight-line amortization method based on the fair value of RSUs on the date of grant. The fair value of RSUs is the closing market price of Broadcom common stock on the date of grant, reduced by the present value of dividends expected to be paid on Broadcom common stock prior to vesting. We recognize compensation expense for employee stock purchase plan rights under the Broadcom Inc. Employee Stock Purchase Plan, as amended ("ESPP") based on the estimated grant-date fair value determined using the Black-Scholes valuation model with a straight-line amortization method.

Certain equity awards include both service and market conditions. The fair value of market-based awards is estimated on the date of grant using the Monte Carlo simulation technique. Compensation expense for market-based awards is amortized based upon a graded vesting method over the service period.

We estimate forfeitures expected to occur and recognize stock-based compensation expense for such awards expected to vest. We will recognize additional expense if actual forfeitures are lower than we estimated, and will recognize a benefit if actual forfeitures are higher than we estimated. Changes in the estimated forfeiture rates can have a significant effect on stock-based compensation expense since the effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue and the associated expense is included in cost of revenue for all periods presented.

Litigation and settlement costs. We are involved in legal actions and other matters arising in our recent business acquisitions and in the normal course of business. We recognize an estimated loss contingency when the outcome is probable prior to issuance of the consolidated financial statements and we are able to reasonably estimate the amount or range of any possible loss.

Income taxes. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. If we determine that we are able to realize our deferred income tax assets in the future in excess of their net carrying values, we adjust the valuation allowance and reduce the provision for income taxes or increase the benefit from income taxes. Likewise, if we determine that we are not able to realize all or part of our net deferred tax assets, we increase the provision for income taxes or decrease the benefit from income taxes in the period such determination is made.

We account for uncertainty in income taxes in accordance with the applicable accounting guidance on income taxes. This guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Net income per share. Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of shares of common stock and potentially dilutive shares of common stock outstanding during the period. Potentially dilutive shares outstanding include the dilutive effect of unvested RSUs and ESPP rights (together referred to as "equity awards"). Potentially dilutive shares whose effect would have been antidilutive are excluded from the computation of diluted net income per share.

The dilutive effect of equity awards is calculated based on the average stock price for each fiscal period, using the treasury stock method. Under the treasury stock method, the amount the employee must pay for purchasing shares under the ESPP and the amount of compensation expense for future service that we have not yet recognized are collectively assumed to be used to repurchase shares.

Recently Adopted Accounting Guidance. In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which enhances disclosures about significant segment expenses. We adopted this standard in the fourth quarter of fiscal year 2025. See Note 13. "Segment Information" for additional information.

3. Revenue from Contracts with Customers

Reclassifications to Consolidated Statements of Operations

In fiscal year 2025, we included upfront license revenue of $7,800 million within products revenue in our consolidated statements of operations. To conform to the current year presentation, we reclassified $4,601 million and $1,058 million of upfront license revenue from subscriptions and services revenue to products revenue for fiscal years 2024 and 2023, respectively. We also reclassified the related costs for the upfront license revenue, which were immaterial, for the periods presented.

In the revenue disaggregation tables by type and by region presented below, we included $5,539 million, $559 million and $1,702 million of upfront license revenue in products revenue within the Americas; Asia Pacific; and Europe, the Middle East and Africa regions, respectively, for fiscal year 2025. To conform to the current year presentation, we reclassified $2,654 million, $650 million, and $1,297 million of upfront license revenue from subscriptions and services revenue to products revenue within the Americas; Asia Pacific; and Europe, the Middle East and Africa regions, respectively, for fiscal year 2024. We also reclassified $990 million, $9 million, and $59 million of upfront license revenue from subscriptions and services revenue to products revenue within the Americas; Asia Pacific; and Europe, the Middle East and Africa regions, respectively, for fiscal year 2023.

Disaggregation

We have considered (1) information that is regularly reviewed by our Chief Executive Officer, who has been identified as the chief operating decision maker (the "CODM") as defined by the authoritative guidance on segment reporting, in evaluating financial performance and (2) disclosures presented outside of our financial statements in our earnings releases and used in investor presentations to disaggregate revenues. The principal category we use to disaggregate revenues is the nature of our products and subscriptions and services, as presented in our consolidated statements of operations. In addition, revenues by reportable segment are presented in Note 13. "Segment Information."

The following tables present revenue disaggregated by type of revenue and by region for the periods presented:

| | Fiscal Year 2025 | | | |
	Americas	Asia Pacific	Europe, the Middle East and Africa	Total
	(In millions)			
Products	$ 7,908	$ 33,596	$ 3,343	$ 44,847
Subscriptions and services	11,031	2,300	5,709	19,040
Total	$ 18,939	$ 35,896	$ 9,052	$ 63,887

| | Fiscal Year 2024 | | | |
	Americas	Asia Pacific	Europe, the Middle East and Africa	Total
	(In millions)			
Products	$ 4,898	$ 26,869	$ 3,193	$ 34,960
Subscriptions and services	10,072	1,553	4,989	16,614
Total	$ 14,970	$ 28,422	$ 8,182	$ 51,574

| | Fiscal Year 2023 | | | |
	Americas	Asia Pacific	Europe, the Middle East and Africa	Total
	(In millions)			
Products	$ 3,591	$ 23,272	$ 2,086	$ 28,949
Subscriptions and services	4,688	648	1,534	6,870
Total	$ 8,279	$ 23,920	$ 3,620	$ 35,819

Although we recognize revenue for the majority of our products when title and control transfer in Penang, Malaysia, we disclose revenue by region based primarily on the geographic shipment location or delivery location specified by our distributors, original equipment manufacturer ("OEM") customers, contract manufacturers, channel partners, or software customers.

Contract Balances

Contract assets and contract liabilities balances were as follows:

	November 2, 2025	November 3, 2024
	(In millions)	
Contract Assets	$ 8,922	$ 4,402
Contract Liabilities	$ 13,016	$ 14,495

We fulfill our obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. We recognize a contract asset when revenue recognized on a contract exceeds the amount invoiced. A contract asset is a right to consideration that is conditional on something other than the passage of time. A contract asset becomes a receivable when invoiced upon the right to consideration becoming unconditional.

We recognize a contract liability when billings on a contract exceed the revenue recognized and there is a future obligation to transfer products or services to a customer. Changes in our contract assets and contract liabilities primarily result from the timing difference between our performance and the customer's payment.

As of November 2, 2025, approximately 67% of contract liabilities related to contracts subject to termination for convenience provisions. The amount of revenue recognized during fiscal year 2025 that was included in the contract liabilities balance as of November 3, 2024 was $9,205 million. The amount of revenue recognized during fiscal year 2024 that was included in the contract liabilities balance as of October 29, 2023 was $2,440 million.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. Remaining performance obligations include unearned revenue and amounts that will be invoiced and recognized as revenue in future periods, but do not include contracts for software, subscriptions or services where the customer is not committed. The customer is not considered committed when the customer contract permits termination for convenience. Additionally, as a practical expedient, we have not included contracts that have an original duration of one year or less, nor have we included contracts with sales-based or usage-based royalties promised in exchange for a license of IP.

Certain multi-year customer contracts in our semiconductor solutions segment and infrastructure software segment, including contracts where customers do not have termination rights, contain firmly committed amounts and the remaining performance obligations under these contracts as of November 2, 2025 were approximately $33.3 billion. We expect approximately 35% of this amount to be recognized as revenue over the next 12 months. For contracts with termination for convenience rights, our customers generally do not exercise those rights. Accordingly, our remaining performance obligations disclosed above are not indicative of revenue for future periods.

4. Acquisitions

Acquisition of VMware, Inc.

On November 22, 2023, we completed the VMware Merger. Pursuant to the Agreement and Plan of Merger, each share of VMware common stock issued and outstanding immediately prior to the VMware Merger was indirectly converted into the right to receive, at the election of the holder of such share of VMware common stock, either $142.50 in cash or 2.52 shares of Broadcom common stock (on a split adjusted basis). The stockholder election was prorated, such that the total number of shares of VMware common stock entitled to receive cash and the total number of shares of VMware common stock entitled to receive Broadcom common stock, in each case, was equal to 50% of the aggregate number of shares of VMware common stock issued and outstanding immediately prior to the VMware Merger. Based on the VMware stockholders' elections, the VMware stockholders received approximately $30,788 million in cash and 544 million shares of Broadcom common stock with a fair value of $53,398 million.

We funded the cash portion of the VMware Merger with the net proceeds from the issuance of the 2023 Term Loans, as defined and discussed in Note 10. "Borrowings", as well as cash on hand. We assumed $8,250 million of VMware's outstanding senior unsecured notes.

Purchase Consideration

		(In millions)
Fair value of Broadcom common stock issued for outstanding VMware common stock	$	53,398
Cash paid for outstanding VMware common stock		30,788
Cash paid by Broadcom to retire VMware's term loan		1,257
Fair value of partially vested assumed VMware equity awards		805
Fair value of Broadcom common stock issued for accelerated VMware equity awards		23
Cash paid for accelerated VMware equity awards		13
Effective settlement of pre-existing relationships		6
Total purchase consideration		86,290
Less: cash acquired		6,642
Total purchase consideration, net of cash acquired	$	79,648

We assumed all outstanding VMware RSU awards and performance stock unit ("PSU") awards held by continuing employees. The assumed awards were converted into RSU awards for shares of Broadcom common stock. All outstanding in-the-money VMware stock options and RSU awards held by non-employee directors were accelerated and converted into the right to receive cash and shares of Broadcom common stock, in equal parts.

The following table presents our allocation of the total purchase price, net of cash acquired:

	Fair Value
	(In millions)
Trade accounts receivable	$ 3,571
Inventory	15
Assets held-for-sale	5,206
Other current assets	757
Property, plant and equipment	531
Goodwill	54,206
Intangible assets	45,572
Other long-term assets	1,064
Total assets acquired	110,922
Accounts payable	(359)
Employee compensation and benefits	(848)
Current portion of long-term debt	(1,264)
Liabilities held-for-sale	(1,901)
Other current liabilities	(11,041)
Long-term debt	(6,254)
Other long-term liabilities	(9,607)
Total liabilities assumed	(31,274)
Fair value of net assets acquired	$ 79,648

Goodwill is primarily attributable to the assembled workforce and anticipated synergies and economies of scale expected from the integration of the VMware business. The synergies include certain cost savings, operating efficiencies and other strategic benefits projected to be achieved as a result of the VMware Merger. Goodwill is not deductible for tax purposes.

Assets and liabilities held-for-sale primarily included the end-user computing ("EUC") business and certain other assets and liabilities, which were not aligned with our strategic objectives. On July 1, 2024, we sold the EUC business to KKR & Co. Inc. for cash consideration of $3.5 billion, after working capital adjustments. We do not have any material continuing involvement with this business and have presented its results in discontinued operations.

Our results of continuing operations included $12,384 million of net revenue attributable to VMware for fiscal year 2024. It is impracticable to determine the effect on net income attributable to VMware as we immediately integrated VMware into our ongoing operations. Transaction costs related to the VMware Merger of $255 million were included in selling, general and administrative expense for fiscal year 2024.

Intangible Assets

	Fair Value	Weighted-Average Amortization Periods
	(In millions)	(In years)
Developed technology	$ 24,156	8
Customer contracts and related relationships	15,239	8
Trade name	1,205	14
Off-market component of customer contracts	242	2
Total identified finite-lived intangible assets	40,842	
IPR&D	4,730	N/A
Total identified intangible assets	$ 45,572	

Developed technology relates to products used for VMware cloud foundation, application management, security, application networking and security, and software-defined edge. We valued the developed technology using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the developed technology less charges representing the contribution of other assets to those cash flows. The economic useful life was determined based on the technology cycle related to each developed technology, as well as the cash flows over the forecast period.

Customer contracts and related relationships represent the fair value of future projected revenue that will be derived from sales of products to existing customers of VMware. Customer contracts and related relationships were valued using the with-and-without-method under the income approach. In the with-and-without method, the fair value was measured by the difference between the present values of the cash flows with and without the existing customers in place over the period of time necessary to reacquire the customers. The economic useful life was determined by evaluating many factors, including the useful life of other intangible assets, the length of time remaining on the acquired contracts and the historical customer turnover rates.

Trade name relates to the "VMware" trade name. The fair value was determined by applying the relief-from-royalty method under the income approach. This method is based on the application of a royalty rate to forecasted revenue under the trade name. The economic useful life was determined based on the expected life of the trade name and the cash flows anticipated over the forecast period.

Off-market component of customer contracts relate to rebates and marketing development funds provided to customers prior to the VMware Merger. We valued these contracts based on their remaining unamortized balances, which approximate their fair value. The economic useful life was determined based on the remaining terms of customer contracts.

The fair value of IPR&D was determined using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the IPR&D, less charges representing the contribution of other assets to those cash flows.

The following table presents the details of IPR&D by category as of the date of the VMware Merger:

Description	IPR&D	Percentage of Completion	Estimated Cost to Complete	Expected Release Date (By Fiscal Year)	
		(Dollars in millions)			
VMware cloud foundation July 2024 releases	$ 790	67 %	$ 38	2024	(a)
VMware cloud foundation March 2025 releases	$ 2,900	58 %	$ 185	2025	(b)
VMware cloud foundation July 2025 releases	$ 750	43 %	$ 65	2025	(c)
VMware cloud foundation networking and security virtualization	$ 265	21 %	$ 59	2024	(a)
Application networking and security	$ 25	21 %	$ 47	2024	(a)

(a) Released during fiscal year 2024.

(b) $1,520 million and $1,380 million were released during fiscal years 2025 and 2024, respectively.

(c) Expected to be released during the first half of the fiscal year ending November 1, 2026.

VMware cloud foundation is a private cloud platform that integrates compute, storage, networking, and management into a single solution and provides license portability. It enables customers to modernize infrastructure and accelerate developer productivity with greater resilience and security.

We believe the amounts of purchased intangible assets recorded above represent the fair values of, and approximate the amounts a market participant would pay for, these intangible assets as of the date of the VMware Merger.

Unaudited Pro Forma Information

The following unaudited pro forma financial information presents combined results of operations for each of the periods presented, as if VMware had been acquired as of the beginning of fiscal year 2023. The unaudited pro forma information includes adjustments to amortization for intangible assets acquired, stock-based compensation expense, interest expense for acquisition financing, amortization of deferred assets and liabilities, and depreciation for property and equipment acquired. The unaudited pro forma information presented below is for informational purposes only and is not necessarily indicative of our consolidated results of operations of the combined business had the acquisition actually occurred at the beginning of fiscal year 2023 or of the results of our future operations of the combined business.

	Fiscal Year	
	2024	2023
	(In millions)	
Pro forma net revenue	$ 52,188	$ 48,227
Pro forma net income	$ 6,473	$ 8,215

Acquisition of Seagate's SoC Operations

On April 23, 2024, we acquired certain assets related to the design, development, and manufacture of System-on-Chip ("SoC") operations of Seagate Technology Holdings plc for $600 million. We acquired these assets to strengthen our portfolio of SoC products.

The following table presents our allocation of the total purchase price. Goodwill is allocated to the semiconductor solutions segment and is deductible for tax purposes.

	Fair Value
	(In millions)
Intangible assets	$ 570
Goodwill	14
Other assets	16
Total assets acquired	$ 600

Intangible Assets

	Fair Value		Weighted-Average Amortization Periods
	(In millions)		(In years)
Customer contracts and related relationships	$	410	11
Developed technology		90	11
Total identified finite-lived intangible assets		500	
IPR&D		70	N/A
Total identified intangible assets	$	570	

Customer contracts and related relationships represent the fair value of future projected revenue that will be derived from sales of SoC controller products for hard disk drive applications. Customer contracts and related relationships were valued using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the customer contracts and related relationships less charges representing the contribution of other assets to those cash flows. The economic useful life was determined based on the useful lives of other intangible assets and the length of time remaining on the acquired contracts.

Developed technology relates to SoC controller products for hard disk drive applications. We valued the developed technology using the relief-from-royalty method under the income approach. This method is based on the application of a royalty rate to forecasted revenue under the developed technology. The economic useful life was determined based on the technology cycle related to each developed technology, as well as the cash flows over the forecast period.

The fair value of IPR&D was determined using the relief-from-royalty method under the income approach. This method is based on the application of a royalty rate to forecasted revenue from the IPR&D.

5. Supplemental Financial Information

Cash Equivalents

Cash equivalents included $3,163 million and $1,716 million of time deposits and $2,239 million and $1,171 million of money-market funds as of November 2, 2025 and November 3, 2024, respectively. For time deposits, carrying value approximates fair value due to the short-term nature of the instruments. The fair value of money-market funds, which was consistent with their carrying value, was determined using unadjusted prices in active, accessible markets for identical assets, and as such, they were classified as Level 1 assets in the fair value hierarchy.

Accounts Receivable Factoring

We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions pursuant to factoring arrangements. We account for these transactions as sales of receivables and present cash proceeds as cash provided by operating activities in the consolidated statements of cash flows. Total trade accounts receivable sold under the factoring arrangements were $7,401 million, $5,900 million and $3,975 million during fiscal years 2025, 2024 and 2023, respectively. Factoring fees for the sales of receivables were recorded in other income, net and were not material for any of the periods presented.

Inventory

	November 2, 2025		November 3, 2024
	(In millions)		
Finished goods	$	682	$ 504
Work-in-process		1,280	970
Raw materials		308	286
Total inventory	$	2,270	$ 1,760

Property, Plant and Equipment, Net

	November 2, 2025	November 3, 2024
	(In millions)	
Land	$ 204	$ 204
Construction in progress	78	57
Buildings and leasehold improvements	1,488	1,518
Machinery and equipment	5,656	5,246
Total property, plant and equipment	7,426	7,025
Accumulated depreciation and amortization	(4,896)	(4,504)
Total property, plant and equipment, net	$ 2,530	$ 2,521

Depreciation expense was $574 million, $593 million and $502 million for fiscal years 2025, 2024 and 2023, respectively.

Other Current Assets

	November 2, 2025	November 3, 2024
	(In millions)	
Current portion of contract assets	$ 5,005	$ 1,916
Prepaid expenses	518	1,391
Other	457	764
Total other current assets	$ 5,980	$ 4,071

Other Current Liabilities

	November 2, 2025	November 3, 2024
	(In millions)	
Contract liabilities	$ 9,469	$ 9,395
Tax liabilities	921	720
Interest payable	620	535
Other	663	1,143
Total other current liabilities	$ 11,673	$ 11,793

Other Long-Term Liabilities

	November 2, 2025	November 3, 2024
	(In millions)	
Contract liabilities	$ 3,547	$ 5,100
Deferred tax liabilities	2,704	4,703
Unrecognized tax benefits, interest and penalties	1,628	3,669
Other	1,423	1,503
Total other long-term liabilities	$ 9,302	$ 14,975

Other Income, Net

	Fiscal Year					
	2025		2024		2023	
	(In millions)					
Interest income	$	347	$	461	$	535
Other income		210		21		15
Gain (loss) on investments		(17)		(12)		11
Other expense		(85)		(64)		(49)
Other income, net	$	455	$	406	$	512

Other income and other expense include gains on sales of businesses, foreign exchange gains and losses, factoring fees for the sales of receivables, and other miscellaneous items.

Discontinued Operations

During fiscal year 2024, we sold the EUC business for $3.5 billion, after working capital adjustments. In connection with the sale, we agreed to provide transitional services to the buyer on a short-term basis. We do not have any material continuing involvement with this business and have presented its results in discontinued operations.

The following table summarizes the selected financial information of discontinued operations:

	Fiscal Year	
	2024	
	(In millions)	
Net revenue	$	858
Loss from discontinued operations before income taxes	$	(12)
Provision for income taxes		(261)
Loss from discontinued operations, net of income taxes	$	(273)

6. Leases

We have operating leases for our facilities, land, data centers and certain equipment. Operating lease expense was $182 million, $187 million and $91 million for fiscal years 2025, 2024 and 2023, respectively.

Other operating lease information, which included the impact of VMware leases acquired on November 22, 2023, was as follows:

	Fiscal Year					
	2025		2024		2023	
	(In millions)					
Cash paid for leases included in operating cash flows	$	277	$	223	$	90
ROU assets obtained in exchange for lease liabilities	$	220	$	1,165	$	28

	November 2, 2025	November 3, 2024
Weighted-average remaining lease term (in years)	11	11
Weighted-average discount rate	4.78 %	5.31 %

Supplemental balance sheet information related to operating leases was as follows:

	Classification on the Consolidated Balance Sheets	November 2, 2025	November 3, 2024
		(In millions)	
ROU assets	Other long-term assets	$ 1,318	$ 1,325
Short-term lease liabilities	Other current liabilities	$ 144	$ 207
Long-term lease liabilities	Other long-term liabilities	$ 1,181	$ 1,143

Future minimum operating lease payments under non-cancelable leases as of November 2, 2025 were as follows:

	(In millions)
2026	$ 212
2027	196
2028	168
2029	144
2030	128
Thereafter	877
Total undiscounted liabilities	1,725
Less: interest	(400)
Present value of lease liabilities	$ 1,325

7. Goodwill and Intangible Assets

Goodwill

	Semiconductor Solutions	Infrastructure Software	Total
	(In millions)		
Balance as of October 29, 2023	$ 26,001	$ 17,652	$ 43,653
Acquisition of VMware	—	54,206	54,206
Acquisition of Seagate's SoC operations	14	—	14
Balance as of November 3, 2024	26,015	71,858	97,873
Sales of businesses	(2)	(70)	(72)
Balance as of November 2, 2025	$ 26,013	$ 71,788	$ 97,801

During the fourth quarter of fiscal years 2025, 2024 and 2023, we completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years.

Intangible Assets

	Gross Carrying Amount		Accumulated Amortization		Net Book Value	
	(In millions)					
As of November 2, 2025:						
Purchased technology	$	32,781	$	(14,401)	$	18,380
Customer contracts and related relationships		15,791		(4,003)		11,788
Trade names		1,612		(399)		1,213
Other		186		(114)		72
Intangible assets subject to amortization		50,370		(18,917)		31,453
IPR&D		820		—		820
Total	$	51,190	$	(18,917)	$	32,273
As of November 3, 2024:						
Purchased technology	$	35,467	$	(12,551)	$	22,916
Customer contracts and related relationships		16,186		(2,271)		13,915
Trade names		1,720		(369)		1,351
Other		166		(105)		61
Intangible assets subject to amortization		53,539		(15,296)		38,243
IPR&D		2,340		—		2,340
Total	$	55,879	$	(15,296)	$	40,583

Based on the amount of intangible assets subject to amortization at November 2, 2025, the expected amortization expense for each of the next five fiscal years and thereafter was as follows:

Fiscal Year:	Expected Amortization Expense	
	(In millions)	
2026	$	7,880
2027		6,805
2028		5,673
2029		4,547
2030		3,365
Thereafter		3,183
Total	$	31,453

The weighted-average remaining amortization periods by intangible asset category were as follows:

Amortizable intangible assets:	November 2, 2025
	(In years)
Purchased technology	6
Customer contracts and related relationships	6
Trade names	11
Other	11

8. Net Income Per Share

		Fiscal Year				
		2025		2024		2023
		(In millions, except per share data)				
Numerator:						
Income from continuing operations	$	23,126	$	6,168	$	14,082
Loss from discontinued operations, net of income taxes		—		(273)		—
Net income	$	23,126	$	5,895	$	14,082
Denominator:						
Weighted-average shares outstanding - basic		4,712		4,624		4,149
Dilutive effect of equity awards		141		154		123
Weighted-average shares outstanding - diluted		4,853		4,778		4,272
Basic income per share:						
Income per share from continuing operations	$	4.91	$	1.33	$	3.39
Loss per share from discontinued operations		—		(0.06)		—
Net income per share	$	4.91	$	1.27	$	3.39
Diluted income per share:						
Income per share from continuing operations	$	4.77	$	1.29	$	3.30
Loss per share from discontinued operations		—		(0.06)		—
Net income per share	$	4.77	$	1.23	$	3.30

9. Retirement Plans

Defined Benefit Pension Plans

The U.S. defined benefit pension plans primarily consist of a qualified pension plan. Benefits of the qualified pension plan are provided under an adjusted career-average-pay program, a cash-balance program or a dollar-per-month program. Benefit accruals under this plan were frozen in 2009. Participants in the adjusted career-average-pay program no longer earn service accruals. Participants in the cash-balance program no longer earn service accruals, but continue to earn 4% interest per year on their cash-balance accounts. There are no active participants under the dollar-per-month program.

For certain non-U.S. countries, we also have defined benefit pension plans for eligible employees. Eligibility is generally determined based on the terms of our plans and local statutory requirements.

Net Periodic Benefit Cost

		Fiscal Year				
		2025		2024		2023
		(In millions)				
Service cost	$	13	$	17	$	8
Interest cost		56		63		60
Expected return on plan assets		(53)		(60)		(59)
Other		(3)		(2)		—
Net periodic benefit cost	$	13	$	18	$	9
Net actuarial (gain) loss	$	(1)	$	(3)	$	20

The components of net periodic benefit cost other than the service cost are included in other income, net and service cost is recognized in operating expenses in the consolidated statements of operations.

Benefit Obligations and Plan Assets

	Pension Benefits	
	November 2, 2025	November 3, 2024
	(In millions)	
Change in plan assets:		
Fair value of plan assets — beginning of period	$ 1,158	$ 1,105
Actual return on plan assets	120	123
Employer contributions	28	21
Plan participants' contributions	1	1
Benefit payments	(107)	(108)
Plan assets acquired in VMware acquisition	—	18
Foreign currency impact	(3)	(2)
Fair value of plan assets — end of period	1,197	1,158
Change in benefit obligations:		
Benefit obligations — beginning of period	1,194	1,101
Service cost	13	17
Interest cost	56	63
Actuarial loss	86	65
Plan participants' contributions	1	1
Benefit payments	(107)	(108)
Curtailments	(4)	(13)
Benefit obligations assumed in VMware acquisition	—	72
Foreign currency impact	(3)	(4)
Benefit obligations — end of period	1,236	1,194
Underfunded status of benefit obligations [a]	$ (39)	$ (36)
Actuarial losses and prior service costs recognized in accumulated other comprehensive income, net of taxes	$ (111)	$ (106)

[a] Substantially all amounts recognized on the consolidated balance sheets were recorded in other long-term assets and other long-term liabilities for all periods presented.

Plans with benefit obligations less than plan assets:

	November 2, 2025	November 3, 2024
	(In millions)	
Projected benefit obligations	$ 136	$ 1,064
Accumulated benefit obligations	$ 135	$ 1,063
Fair value of plan assets	$ 193	$ 1,118

Plans with benefit obligations in excess of plan assets:

	November 2, 2025	November 3, 2024
	(In millions)	
Projected benefit obligations	$ 1,100	$ 130
Accumulated benefit obligations	$ 1,066	$ 99
Fair value of plan assets	$ 1,004	$ 40

The fair value of pension plan assets as of November 2, 2025 and November 3, 2024 included $299 million and $229 million, respectively, of assets for our non-U.S. pension plans.

The projected benefit obligations as of November 2, 2025 and November 3, 2024 included $329 million and $260 million, respectively, of obligations related to our non-U.S. pension plans. The accumulated benefit obligations as of November 2, 2025 and November 3, 2024 included $294 million and $229 million, respectively, of obligations related to our non-U.S. pension plans.

Expected Future Benefit Payments

Fiscal Years:	Expected Benefit Payments
	(In millions)
2026	$ 102
2027	$ 96
2028	$ 95
2029	$ 94
2030	$ 92
2031-2035	$ 423

Investment Policy

Plan assets of the U.S. qualified pension plan, which represent substantially all of the plan assets, are generally invested in funds held by third-party fund managers. Our benefit plan investment committee has set the investment strategy to fully match the liability. We direct the overall portfolio allocation and use a third-party investment consultant that has the discretion to structure portfolios and select the investment managers within those allocation parameters. Multiple investment managers are utilized, including both active and passive management approaches. The plan assets are invested using the liability-driven investment strategy intended to minimize market and interest rate risks, and those assets are periodically rebalanced toward asset allocation targets.

The target asset allocation for the U.S. qualified pension plan reflects a risk/return profile that we believe is appropriate relative to the liability structure and return goals for the plan. We periodically review the allocation of plan assets relative to alternative allocation models to evaluate the need for adjustments based on forecasted liabilities and plan liquidity needs. For both fiscal years 2025 and 2024, 100% of the U.S. qualified pension plan assets were allocated to fixed income, in line with the target allocation. The fixed income allocation is primarily directed toward long-term core bond investments, with smaller allocations to Treasury Inflation-Protected Securities and high-yield bonds.

Fair Value Measurement of Plan Assets

	November 2, 2025		
	Fair Value Measurements at Reporting Date Using		
	Level 1	Level 2	Total
	(In millions)		
Cash equivalents	$ 17 [a]	$ —	$ 17
Equity securities:			
Non-U.S. equity securities	40 [b]	—	40
Fixed-income securities:			
U.S. treasuries	—	116 [c]	116
Corporate bonds	—	820 [c]	820
Municipal bonds	—	18 [c]	18
Government bonds	—	47 [c]	47
Plan assets measured by fair value hierarchy	$ 57	$ 1,001	1,058
Plan assets measured at net asset value			139 [d]
Total plan assets			$ 1,197

	November 3, 2024		
	Fair Value Measurements at Reporting Date Using		
	Level 1	Level 2	Total
	(In millions)		
Cash equivalents	$ 17 [a]	$ —	$ 17
Equity securities:			
Non-U.S. equity securities	83 [b]	—	83
Fixed-income securities:			
U.S. treasuries	—	184 [c]	184
Corporate bonds	—	715 [c]	715
Municipal bonds	—	22 [c]	22
Government bonds	—	14 [c]	14
Asset-backed securities	—	1 [c]	1
Plan assets measured by fair value hierarchy	$ 100	$ 936	1,036
Plan assets measured at net asset value			122 [d]
Total plan assets			$ 1,158

(a) Cash equivalents primarily included short-term investment funds which consisted of short-term money market instruments that were valued based on quoted prices in active markets.

(b) These equity securities were valued based on quoted prices in active markets.

(c) These amounts consisted of investments that were traded less frequently than Level 1 securities and were valued using inputs that included quoted prices for similar assets in active markets and inputs other than quoted prices that were observable for the assets, such as interest rates, yield curves, prepayment speeds, collateral performance, broker/dealer quotes and indices that were observable at commonly quoted intervals.

(d) Plan assets measured at fair value using net asset value as a practical expedient were excluded from the fair value hierarchy.

Assumptions

The assumptions used to determine the benefit obligations and net periodic benefit cost for our defined benefit pension plans are presented in the table below. The expected long-term return on assets shown in the table below represents an estimate of long-term returns on investment portfolios primarily consisting of combinations of debt, equity and other investments, depending on the plan. The long-term rates of return are then weighted based on the asset classes in which the pension funds are invested. Discount rates reflect the current rate at which defined benefit pension obligations could be settled based on the measurement dates of the plans, which is October 31, the month end closest to our fiscal year end. The range of assumptions reflects the different economic environments within various countries.

	Assumptions for Benefit Obligations as of		Assumptions for Net Periodic Benefit Cost Fiscal Year		
	November 2, 2025	November 3, 2024	2025	2024	2023
Discount rate	1.00%-6.75%	1.75%-6.75%	1.75%-6.75%	1.75%-7.10%	1.25%-7.25%
Average increase in compensation levels	1.50%-8.85%	2.00%-8.80%	2.00%-8.85%	2.00%-8.80%	2.00%-10.00%
Expected long-term return on assets	N/A	N/A	2.50%-6.75%	2.50%-7.25%	2.50%-7.00%

Defined Contribution Plans

Our eligible U.S. employees participate in a company-sponsored 401(k) plan. Under the plan, we match employee contributions dollar for dollar up to 6% of their eligible earnings. All matching contributions vest immediately. During fiscal years 2025, 2024 and 2023, we made contributions of $174 million, $210 million and $100 million, respectively, to the 401(k) plan. The increase in fiscal year 2024 was due to the VMware Merger.

In addition, other eligible employees outside of the U.S. receive retirement benefits under various defined contribution retirement plans.

10. Borrowings

	Effective Interest Rate	November 2, 2025	November 3, 2024
		(Dollars in millions)	
September 2025 Senior Notes			
4.200% notes due October 2030	4.34 %	$ 1,000	$ —
4.800% notes due February 2036	4.90 %	2,250	—
4.900% notes due February 2038	4.99 %	1,750	—
		5,000	—
July 2025 Senior Notes			
4.600% notes due July 2030	4.49 % [a]	1,750	—
4.900% notes due July 2032	5.04 %	1,750	—
5.200% notes due July 2035	4.77 % [a]	2,500	—
		6,000	—
January 2025 Senior Notes			
4.800% notes due April 2028	5.03 %	1,100	—
5.050% notes due April 2030	5.20 %	800	—
5.200% notes due April 2032	5.34 %	1,100	—
		3,000	—
October 2024 Senior Notes			
4.150% notes due February 2028	4.36 %	875	875
4.350% notes due February 2030	4.51 %	1,500	1,500
4.550% notes due February 2032	4.70 %	875	875
4.800% notes due October 2034	4.38 % [a]	1,750	1,750
		5,000	5,000
July 2024 Senior Notes			
5.050% notes due July 2027	5.27 %	1,250	1,250
5.050% notes due July 2029	5.23 %	2,250	2,250
5.150% notes due November 2031	5.30 %	1,500	1,500
		5,000	5,000
April 2022 Senior Notes			
4.000% notes due April 2029	4.17 %	750	750
4.150% notes due April 2032	4.30 %	1,200	1,200
4.926% notes due May 2037	5.33 %	2,500	2,500
		4,450	4,450
September 2021 Senior Notes			
3.137% notes due November 2035	4.23 %	3,250	3,250
3.187% notes due November 2036	4.79 %	2,750	2,750
		6,000	6,000
March 2021 Senior Notes			
3.419% notes due April 2033	4.66 %	2,250	2,250
3.469% notes due April 2034	4.63 %	3,250	3,250
		5,500	5,500

	Effective Interest Rate	November 2, 2025	November 3, 2024
		(Dollars in millions)	
January 2021 Senior Notes			
1.950% notes due February 2028	2.10 %	750	750
2.450% notes due February 2031	2.56 %	2,750	2,750
2.600% notes due February 2033	2.70 %	1,750	1,750
3.500% notes due February 2041	3.60 %	3,000	3,000
3.750% notes due February 2051	3.84 %	1,750	1,750
		10,000	10,000
June 2020 Senior Notes			
3.459% notes due September 2026	4.19 %	752	752
4.110% notes due September 2028	5.02 %	1,118	1,118
		1,870	1,870
May 2020 Senior Notes			
3.150% notes due November 2025	3.29 %	900	900
4.150% notes due November 2030	4.27 %	1,856	1,856
4.300% notes due November 2032	4.39 %	2,000	2,000
		4,756	4,756
April 2020 Senior Notes			
5.000% notes due April 2030	5.18 %	606	606
April 2019 Senior Notes			
4.750% notes due April 2029	4.95 %	1,655	1,655
2017 Senior Notes			
3.125% notes due January 2025	3.23 %	—	495
3.875% notes due January 2027	4.02 %	—	2,922
3.500% notes due January 2028	3.60 %	777	777
		777	4,194
Assumed VMware Senior Notes			
4.500% notes due May 2025	5.81 %	—	750
1.400% notes due August 2026	5.60 %	1,500	1,500
4.650% notes due May 2027	5.60 %	—	500
3.900% notes due August 2027	5.50 %	1,250	1,250
1.800% notes due August 2028	5.44 %	750	750
4.700% notes due May 2030	5.75 %	750	750
2.200% notes due August 2031	5.74 %	1,500	1,500
		5,750	7,000
Assumed CA Senior Notes			
4.700% notes due March 2027	5.15 %	—	215
Other senior notes			
4.500% notes due August 2034	4.55 %	6	6
Total senior notes outstanding		65,370	56,252

	Effective Interest Rate	November 2, 2025	November 3, 2024
		(Dollars in millions)	
4.540% term loan due May 2028	4.59 %	1,000	—
4.489% term loan due May 2028	4.55 %	750	—
2023 Term Loans - floating rate			
SOFR plus 1.125% term loan due November 2026	6.23 %	—	5,595
SOFR plus 1.125% term loan due November 2028	5.63 %	—	8,000
		—	13,595
Total term loans outstanding		1,750	13,595
Total debt principal outstanding		$ 67,120	$ 69,847
Current portion of principal amount outstanding		$ 3,152	$ 1,245
Short-term finance lease liabilities		—	26
Total short-term debt		$ 3,152	$ 1,271
Non-current portion of principal amount outstanding		$ 63,968	$ 68,602
Long-term finance lease liabilities		—	13
Unamortized discount and issuance costs		(1,984)	(2,320)
Total long-term debt		$ 61,984	$ 66,295

_____

(a) In addition to contractual interest, discount and issuance costs, the effective interest rate also includes reclassification of the cumulative gain from derivatives. See Note 2. "Summary of Significant Accounting Policies" for additional information for derivative instruments.

The senior notes and term loans are recorded net of discount and issuance costs, which are amortized to interest expense over the respective terms of such instruments.

Senior Notes

We may redeem or purchase, in whole or in part, any of our senior notes prior to their respective maturities, subject to a specified make-whole premium determined in accordance with the indentures governing the respective notes, plus accrued and unpaid interest. With the exception of the senior notes issued in September 2025, in the event of a change in control, note holders will have the right to require us to repurchase their notes at a price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest. Each series of the senior notes pays interest semi-annually.

During fiscal year 2025, we issued senior unsecured notes for an aggregate principal amount of $3.0 billion in January 2025, $6.0 billion in July 2025, and $5.0 billion in September 2025. We repaid and redeemed a total of $4,882 million of senior notes.

Fixed-Rate Term Loans

We entered into a $750 million three-year term loan at a 4.489% fixed rate on May 2, 2025 and a $1.0 billion three-year term loan at a 4.540% fixed rate on May 9, 2025. Interest on the term loans is due quarterly. We are permitted to prepay the term loans at any time, subject to a specified make-whole premium determined in accordance with the credit agreements governing the respective term loans, plus accrued and unpaid interest.

2025 Credit Agreement

In January 2025, we entered into a credit agreement (the "2025 Credit Agreement"), which provides for a five-year $7.5 billion unsecured revolving credit facility, of which $500 million is available for the issuance of multi-currency letters of credit. The issuance of letters of credit under the revolving credit facility would reduce the aggregate amount otherwise available under such facility for revolving loans. Subject to the terms of the 2025 Credit Agreement, we are permitted to borrow, repay and reborrow revolving loans at any time prior to the earlier of (a) January 13, 2030 or (b) the date that the commitments are terminated either at our request or, if an event of default occurs, by the lenders. In connection with the 2025 Credit Agreement, we terminated the credit agreement entered into in January 2021, which provided for a five-year $7.5 billion unsecured revolving credit facility. We had no borrowings outstanding under our revolving credit facility at either November 2, 2025 or November 3, 2024.

Commercial Paper

In January 2025, we increased the maximum amount of our commercial paper program, pursuant to which we may issue unsecured commercial paper notes in an aggregate principal amount of up to $4.0 billion outstanding at any time with maturities of up to 397 days from the date of issue. Commercial paper is sold under customary terms in the commercial paper market and may be issued at a discount from par or, alternatively, may be sold at par and bear interest at rates dictated by market conditions at the time of issuance. The discount associated with the commercial paper is amortized to interest expense over its term. We had no commercial paper outstanding at either November 2, 2025 or November 3, 2024.

2023 Term Loans

On August 15, 2023, we entered into a credit agreement (the "2023 Credit Agreement"), which provided us with the ability to borrow term loans in connection with the VMware Merger. Upon completion of the VMware Merger, we entered a series of unsecured facilities for an aggregate principal amount of $30,390 million (the "2023 Term Loans"). The 2023 Term Loans bore interest, payable monthly or every three months at our election, at floating interest rates tied to the Secured Overnight Financing Rate ("SOFR"). Subject to the terms of the 2023 Credit Agreement, we were permitted to voluntarily make prepayments of the term loans without penalty. During fiscal year 2025, we repaid the remaining $13,595 million of 2023 Term Loans and terminated the 2023 Credit Agreement. As a result of these repayments, we wrote off unamortized discount and issuance costs of $118 million, which were included in interest expense in the consolidated statements of operations.

Fair Value of Debt

As of November 2, 2025, the estimated aggregate fair value of our debt was $64,609 million which was determined using quoted prices from less active markets or other observable inputs. All of our debt obligations are categorized as Level 2 instruments.

Future Principal Payments of Debt

The future scheduled principal payments of debt as of November 2, 2025 were as follows:

Fiscal Year:	Future Scheduled Principal Payments
	(In millions)
2026	$ 3,152
2027	2,500
2028	7,120
2029	4,655
2030	6,406
Thereafter	43,287
Total	$ 67,120

As of November 2, 2025 and November 3, 2024, we were in compliance with all debt covenants.

11. Stockholders' Equity

Cash Dividends Declared and Paid

	Fiscal Year		
	2025	2024	2023
	(In millions, except per share data)		
Dividends per share to common stockholders	$ 2.360	$ 2.105	$ 1.840
Dividends to common stockholders	$ 11,142	$ 9,814	$ 7,645

Stock Repurchase Programs

In April 2025, our Board of Directors authorized a stock repurchase program to repurchase up to $10 billion of our common stock from time to time through December 31, 2025, which was extended to December 31, 2026 subsequent to fiscal year 2025. During fiscal year 2025, we repurchased and retired 16 million shares of our common stock for $2,450 million with a $7,550 million remaining authorized amount available for future purchases as of November 2, 2025. Repurchases under this stock repurchase program may be effected through a variety of methods, including open market or privately negotiated purchases. The timing and amount of shares repurchased will depend on the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities and other factors. We are not obligated to repurchase any specific amount of shares of common stock, and the stock repurchase program may be suspended or terminated at any time.

In December 2021 and May 2022, our Board of Directors authorized stock repurchase programs to repurchase up to an aggregate of $20 billion of our common stock from time to time through December 31, 2023. During fiscal years 2024 and 2023, we repurchased and retired 67 million and 91 million shares of our common stock for $7,176 million and $5,824 million, respectively. All $20 billion of the aggregate authorized amount was utilized prior to expiration on December 31, 2023.

Equity Incentive Award Plans

2012 Plan

Under the Broadcom Inc. 2012 Stock Incentive Plan (the "2012 Plan"), we may grant stock options and stock appreciation rights with an exercise price that is no less than the fair market value on the date of grant, restricted stock awards, and RSUs to employees. No participant may be granted such awards for more than an aggregate of 40 million shares in any fiscal year. Equity awards granted generally vest over four years. The total shares authorized for issuance under the 2012 Plan are 450 million. Awards cancelled or forfeited and shares withheld to satisfy tax withholding obligations become available for future issuance. As of November 2, 2025, 299 million shares remained available for issuance under the 2012 Plan.

We may grant market-based RSUs with both a service condition and a market condition as part of our equity compensation programs. The market-based RSUs generally vest over four years, subject to satisfaction of market conditions. During fiscal years 2025, 2024 and 2023, we granted market-based RSUs under which grantees may receive the number of shares ranging from 0% to 200% of the original grant at vesting based upon the total stockholder return ("TSR") on our common stock on an absolute basis and as compared to the TSR of an index group of companies. During fiscal year 2023, we also granted market-based RSUs vesting over five years, subject to satisfaction of stock price performance milestones.

2007 Plan

In connection with the VMware Merger, we assumed the VMware, Inc. Amended and Restated 2007 Equity and Incentive Plan (the "2007 Plan") and outstanding unvested RSU awards and PSU awards originally granted by VMware under the 2007 Plan that were held by continuing employees. These assumed awards were converted into approximately 46 million Broadcom RSUs and will vest in accordance with their original terms, generally over four years. Under the 2007 Plan, we may grant stock options and stock appreciation rights with an exercise price that is no less than the fair market value on the date of grant, restricted stock, RSUs, and other stock-based or cash-based awards to employees. Equity awards granted under the 2007 Plan following the VMware Merger are expected to be on similar terms and consistent with similar grants made pursuant to the 2012 Plan. Awards cancelled or forfeited and shares withheld to satisfy tax withholding obligations become available for future issuance. As of November 2, 2025, 33 million shares remained available for issuance under the 2007 Plan.

Employee Stock Purchase Plan

The ESPP provides eligible employees with the opportunity to acquire an ownership interest in us through periodic payroll deductions, based on a 6-month look-back period, at a price equal to the lesser of 85% of the fair market value of our common stock at either the beginning or the end of the relevant offering period. The ESPP is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. However, the ESPP is not intended to be a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Stock-Based Compensation Expense

	Fiscal Year		
	2025	**2024**	**2023**
	(In millions)		
Cost of products sold	$ 218	$ 119	$ 88
Cost of subscriptions and services	626	545	122
Research and development	5,020	3,460	1,513
Selling, general and administrative	1,704	1,546	448
Total stock-based compensation expense[a]	$ 7,568	$ 5,670	$ 2,171
Estimated income tax benefits for stock-based compensation	$ 1,278	$ 991	$ 367
Excess income tax benefits for stock-based awards exercised or released	$ 2,186	$ 1,296	$ 507

_____

(a) Does not include stock-based compensation expense related to discontinued operations recognized during fiscal year 2024, which was included in loss from discontinued operations, net of income taxes in our consolidated statement of operations.

Stock-based compensation expense for fiscal years 2025 and 2024 included $479 million and $1,613 million, respectively, related to equity awards assumed in connection with the VMware Merger.

During the second quarter of fiscal year 2025, we granted two-year time- and market-based RSU awards (the "Two-Year Equity Awards") in lieu of our annual employee equity awards historically granted in the second quarter of each fiscal year. Each of the Two-Year Equity Awards vests on the same basis as two annual grants with staggered vesting start dates of March 15, 2025 and March 15, 2026 and successive four-year vesting periods. We recognize stock-based compensation expense related to these awards from the grant date through their respective vesting date, ranging from four to five years. Stock-based compensation expense related to the Two-Year Equity Awards was $2,846 million for fiscal year 2025.

As of November 2, 2025, the total unrecognized compensation cost related to unvested stock-based awards was $23,833 million, which is expected to be recognized over the remaining weighted-average service period of 3.4 years.

The following table summarizes the weighted-average assumptions utilized to calculate the fair value of market-based awards granted in the periods presented:

	Fiscal Year		
	2025	**2024**	**2023**
Risk-free interest rate	4.0 %	4.2 %	4.0 %
Dividend yield	1.2 %	1.7 %	3.3 %
Volatility	39.1 %	32.0 %	32.8 %
Expected term (in years)	4.4	3.6	4.8

The risk-free interest rate was derived from the average U.S. Treasury Strips rate, which approximated the rate in effect appropriate for the term at the time of grant.

The dividend yield was based on the historical and expected dividend payouts as of the respective award grant dates.

The volatility was based on our own historical stock price volatility over the period commensurate with the expected life of the awards and the implied volatility of a 180-day call option on our own common stock measured at a specific date.

The expected term was commensurate with the awards' contractual terms.

Restricted Stock Unit Awards

A summary of RSU activity was as follows:

	Number of RSUs Outstanding	Weighted-Average Grant Date Fair Value Per Share
	(In millions, except per share data)	
Balance as of October 30, 2022	175	$ 23.85
Granted	124	$ 51.98
Vested	(74)	$ 26.25
Forfeited	(7)	$ 30.79
Balance as of October 29, 2023	218	$ 38.92
Assumed in VMware Merger	46	$ 96.85
Granted	81	$ 115.58
Vested	(107)	$ 54.34
Forfeited	(25)	$ 88.62
Balance as of November 3, 2024	213	$ 66.44
Granted	120	$ 192.37
Vested	(87)	$ 71.63
Forfeited	(17)	$ 108.28
Balance as of November 2, 2025	229	$ 127.63

The aggregate fair value of RSUs that vested in fiscal years 2025, 2024 and 2023 was $21,721 million, $14,914 million and $5,423 million, respectively, which represented the market value of our common stock on the date that the RSUs vested. The number of RSUs vested included shares of common stock that we withheld for settlement of employees' tax obligations due upon the vesting of RSUs.

12. Income Taxes

The components of income before income taxes by U.S. and foreign jurisdictions were as follows:

	Fiscal Year		
	2025	2024	2023
	(In millions)		
Domestic income (loss)	$ 2,507	$ (4,851)	$ (63)
Foreign income	20,222	14,767	15,160
Income from continuing operations before income taxes	$ 22,729	$ 9,916	$ 15,097

The components of the provision for (benefit from) income taxes were as follows:

	Fiscal Year		
	2025	2024	2023
	(In millions)		
Current tax provision:			
Federal	$ 660	$ 1,030	$ 952
State	185	52	23
Foreign	791	701	541
Total	1,636	1,783	1,516
Deferred tax provision (benefit):			
Federal	(1,844)	1,855	(499)
State	(257)	(70)	(31)
Foreign	68	180	29
Total	(2,033)	1,965	(501)
Total provision for (benefit from) income taxes	$ (397)	$ 3,748	$ 1,015

The following is a reconciliation of our effective tax rate to the statutory federal tax rate:

	Fiscal Year		
	2025	2024	2023
Statutory tax rate	21.0 %	21.0 %	21.0 %
State, net of federal benefit	(0.2)	(0.1)	—
Foreign income taxed at different rates	(14.9)	(22.4)	(17.3)
Deemed inclusion of foreign earnings	7.1	16.3	9.9
Change in valuation allowance	5.8	—	—
Impact of non-recurring intra-group transfer of certain IP rights	—	39.6	—
Releases and settlements from statutes expirations	(7.9)	—	(2.2)
Tax contingency interest accrual	0.3	1.8	0.3
Excess tax benefits from stock-based compensation	(9.6)	(13.1)	(3.4)
Research and development credit	(3.8)	(6.0)	(1.8)
Other, net	0.5	0.7	0.2
Effective tax rate on income before income taxes	(1.7)%	37.8 %	6.7 %

On July 4, 2025, the United States enacted the One Big Beautiful Bill Act, which allows for the immediate expensing of domestic research and development costs and certain capital expenditures, and changes the United States taxation of profits derived from foreign operations. As a result, it is no longer more-likely-than-not that we are able to utilize our federal corporate alternative minimum tax ("CAMT") credits, and we established a $1,321 million valuation allowance against our CAMT credit carryforwards and CAMT credits generated in the current fiscal year. Our policy is to not consider the impact of future years' CAMT in our valuation allowance assessment for regular deferred tax assets. Most of the provisions are effective beginning in our fiscal years ending November 1, 2026 or October 31, 2027, with the exception of immediate expensing of qualifying property being effective in fiscal year 2025.

The benefit from income taxes in fiscal year 2025 was primarily due to the recognition of uncertain tax benefits from expiration of statutes of limitations and audit settlements, and excess tax benefits from stock-based awards, partially offset by income from operations and a valuation allowance against our CAMT credits.

The increase in provision for income taxes in fiscal year 2024 compared to fiscal year 2023 was primarily due to the impact of a non-recurring intra-group transfer of certain IP rights to the United States as a result of supply chain realignment and the resulting shift in jurisdictional mix of income, partially offset by an increase in excess tax benefits from stock-based awards.

We derive the effective tax rate benefit attributed to foreign income taxed at different rates primarily from our operations in Singapore and Malaysia. Our tax incentives from the Singapore Economic Development Board provide that any qualifying income earned in Singapore is subject to tax incentives or reduced rates of Singapore income tax, subject to our compliance with the conditions specified in these incentives and legislative developments. These Singapore tax incentives are scheduled to expire through November 2030. We have also obtained a tax holiday on our qualifying income in Malaysia, which is scheduled to expire in fiscal year 2028. The tax holiday that we negotiated in Malaysia is also subject to our compliance with various operating and other conditions. Before taking into consideration the effects of the U.S. Tax Cuts and Jobs Act and other indirect tax impacts, the effect of these tax incentives and tax holiday was to decrease the provision for income taxes by approximately $2,709 million, $2,261 million and $2,104 million for fiscal years 2025, 2024 and 2023, respectively.

Significant components of our deferred tax assets and liabilities consisted of the following:

	November 2, 2025	November 3, 2024
	(In millions)	
Deferred income tax assets:		
Net operating loss, credits and other carryforwards	$ 4,261	$ 2,905
Capitalized research and development	3,581	2,459
Deferred revenue	490	776
Employee stock awards	474	291
Depreciation and amortization	80	81
Other deferred income tax assets	519	672
Gross deferred income tax assets	9,405	7,184
Less: valuation allowance	(3,983)	(2,218)
Deferred income tax assets	5,422	4,966
Deferred income tax liabilities:		
Depreciation and amortization	7,157	8,772
Unamortized debt discount and issuance costs	359	420
Foreign earnings not indefinitely reinvested	131	105
Other deferred income tax liabilities	286	210
Deferred income tax liabilities	7,933	9,507
Net deferred income tax liabilities	$ (2,511)	$ (4,541)

The valuation allowance disclosed in the table above relates to all CAMT credit carryforwards and substantially all U.S. state and foreign net operating loss carryforwards and research and development tax credits that may not be realized.

We continue to indefinitely reinvest $1,606 million of certain accumulated foreign earnings. The unrecognized deferred income tax liability related to these earnings is estimated to be $169 million. All other current and future earnings of all our foreign subsidiaries are not considered permanently reinvested.

As of November 2, 2025, we had tax effected U.S. state net operating loss carryforwards of $182 million and foreign net operating loss carryforwards of $151 million, all of which expire in various years beginning in fiscal year ended November 1, 2026 ("fiscal year 2026"). We had $2,504 million of state research and development tax credits which begin to expire in fiscal year 2026. We had $1,321 million of CAMT credits which do not expire under the current law.

Uncertain Tax Positions

The following table reconciles the beginning and ending balance of gross unrecognized tax benefits:

	Fiscal Year		
	2025	**2024**	**2023**
	(In millions)		
Beginning balance	$ 5,843	$ 4,655	$ 5,117
Lapses of statutes of limitations	(3,162)	(39)	(634)
Increases in balances related to tax positions taken during prior periods (including those related to acquisitions made during the year)	184	844	26
Decreases in balances related to tax positions taken during prior periods	(10)	(9)	(13)
Increases in balances related to tax positions taken during current period	371	447	170
Decreases in balances related to settlements with taxing authorities	(52)	(55)	(11)
Ending balance	$ 3,174	$ 5,843	$ 4,655

We recognize interest and penalties related to unrecognized tax benefits within the provision for (benefit from) income taxes. Accrued interest and penalties were included within other long-term liabilities. In fiscal year 2025, we recognized a benefit of $118 million related to interest and penalties within the benefit from income taxes. During fiscal years 2024 and 2023, we recognized interest and penalties of $144 million and $22 million, respectively, within the provision for income taxes. As of November 2, 2025 and November 3, 2024, the total accrued interest and penalties was approximately $583 million and $701 million, respectively. The decrease in total accrued interest and penalties was primarily the result of the lapses of statutes of limitations.

As of November 2, 2025 and November 3, 2024, approximately $3,757 million and $6,544 million, respectively, of the unrecognized tax benefits and accrued interest and penalties would, if recognized, benefit our effective income tax rate. We are subject to U.S. income tax examination for the fiscal years ended October 30, 2022 and later. Certain of our acquired companies are subject to tax examinations in major jurisdictions outside of the U.S. for the fiscal years ended October 31, 2005 and later. It is possible that our existing unrecognized tax benefits may change up to $841 million as a result of lapses of the statute of limitations for certain audit periods and/or audit examinations expected to be completed within the next 12 months.

13. Segment Information

Reportable Segments

We have two reportable segments: semiconductor solutions and infrastructure software. Each segment has separate financial information. The CODM considers actual and expected results of regularly provided net revenue and operating income by segment during the budgeting and forecasting processes to support strategic decision-making and to evaluate the performance of and allocate resources to each of the segments. Operating income by segment includes items that are directly attributable to each segment and shared expenses such as marketing, general and administrative activities, facilities and IT expenses. Shared expenses are primarily allocated based on revenue and headcount. The CODM does not evaluate each segment using discrete asset information. The reportable segments are also determined based on several factors including, but not limited to, customer base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Semiconductor solutions. Our semiconductor solutions are used in a wide array of environments, end products and applications such as enterprise and AI data centers, servers and networking and connectivity equipment, as well as storage systems, home connectivity devices, set-top boxes, broadband access, telecommunication equipment, wireless devices and base stations, factory automation, power generation and alternative energy systems, and electronic displays. Our semiconductor solutions segment also includes our IP licensing.

Infrastructure software. Our infrastructure software solutions include revenues from software arrangements, related support, and professional services that help enterprises simplify their IT environments. Our customers rely on our infrastructure and security software solutions to modernize, optimize, and secure the most complex private cloud, hybrid cloud and edge environments. This enables scalability, agility, automation, insights, resiliency and security, making it easy for customers to run their mission-critical workloads. We also offer mission-critical FC SAN products and related software.

84

Depreciation expense directly attributable to each reportable segment is included in the operating results of each segment. However, the CODM does not evaluate depreciation expense by segment and, therefore, it is not separately presented. Amortization of acquisition-related intangible assets, stock-based compensation expense, restructuring and other charges, and acquisition-related costs are not used in evaluating the results of, or in allocating resources to, our segments and therefore are not allocated to each segment. There was no inter-segment revenue for any of the periods presented. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	Fiscal Year		
	2025	2024	2023
	(In millions)		
Semiconductor solutions:			
Net revenue	$ 36,858	$ 30,096	$ 28,182
Cost of revenue	11,740	9,809	8,447
Research and development	3,407	3,140	2,896
Selling, general and administrative	479	388	353
Operating income	$ 21,232	$ 16,759	$ 16,486
Infrastructure software:			
Net revenue	$ 27,029	$ 21,478	$ 7,637
Cost of revenue	1,902	2,306	615
Research and development	2,550	2,707	844
Selling, general and administrative	1,812	2,488	539
Operating income	$ 20,765	$ 13,977	$ 5,639
Total:			
Net revenue	$ 63,887	$ 51,574	$ 35,819
Cost of revenue	13,642	12,115	9,062
Research and development	5,957	5,847	3,740
Selling, general and administrative	2,291	2,876	892
Unallocated expenses:			
Amortization of acquisition-related intangible assets	8,062	9,267	3,247
Stock-based compensation	7,568	5,670	2,171
Restructuring and other charges	667	1,787	248
Acquisition-related costs	216	549	252
Operating income	$ 25,484	$ 13,463	$ 16,207

Geographic Information

Net revenue by country is based primarily on the geographic shipment or delivery location as specified by the distributors, OEMs, contract manufacturers, channel partners, or software customers who purchased our products or services. For the majority of our products, title and control transfer to our customers in Penang, Malaysia. The products are then transported to the customer specific locations. Net revenue from the United States for fiscal years 2025, 2024 and 2023 was $16,506 million, $12,887 million and $6,975 million, respectively. Net revenue from China (including Hong Kong) for fiscal years 2025, 2024 and 2023 was $11,155 million, $10,483 million and $11,533 million, respectively. Net revenue from Singapore for fiscal years 2025, 2024 and 2023 was $10,796 million, $9,559 million and $4,479 million, respectively. Net revenue from Taiwan for fiscal year 2025 was $6,451 million (the amount was less than 10% for fiscal years 2024 and 2023). Net revenue from other foreign countries for fiscal years 2025, 2024 and 2023 was $18,979 million, $18,645 million and $12,832 million, respectively. These geographic delivery locations are not necessarily indicative of the geographic location of our end customers or the country in which our end customers sell devices containing our products. For example, we believe a substantial portion of our products shipped or delivered to China (including Hong Kong) is included in devices sold by our end customers in the United States and Europe.

Long-lived assets include property, plant and equipment and are based on the physical location of the assets.

	November 2, 2025		November 3, 2024
	(In millions)		
Long-lived assets:			
United States	$	1,697	$ 1,685
Taiwan		446	365
Other		387	471
Total long-lived assets	$	2,530	$ 2,521

Significant Customer Information

We sell our products through our direct sales force and a select network of distributors and channel partners globally. During fiscal years 2025, 2024 and 2023, one customer accounted for 32%, 28% and 21% of our net revenue, respectively. Revenue from this customer was included in our semiconductor solutions segment. One customer accounted for 44% and 18% of our net accounts receivable balance as of November 2, 2025 and November 3, 2024, respectively.

14. Commitments and Contingencies

Commitments

The following table summarizes contractual obligations and commitments as of November 2, 2025:

Fiscal Year:	Purchase Commitments		Other Contractual Commitments
	(In millions)		
2026	$	106	$ 777
2027		12	650
2028		10	624
2029		4	890
2030		—	300
Thereafter		—	873
Total	$	132	$ 4,114

Purchase Commitments. Represent unconditional purchase obligations to purchase goods or services, primarily inventory, that are enforceable and legally binding on us and specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty and unconditional purchase obligations with a remaining term of one year or less.

Other Contractual Commitments. Represent amounts payable pursuant to agreements related to IT and other service agreements.

Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our unrecognized tax benefits at November 2, 2025, we are unable to reliably estimate the timing of cash settlement with the respective taxing authorities. Therefore, $1,628 million of unrecognized tax benefits and accrued interest and penalties as of November 2, 2025 have been excluded from the table above.

Contingencies

From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our lines of business, including commercial disputes, employment issues, tax disputes and disputes involving claims by third parties that our activities infringe their patent, copyright, trademark or other IP rights, as well as regulatory investigations or inquiries. Legal proceedings and regulatory investigations or inquiries are often complex, may require the expenditure of significant funds and other resources, and the outcomes of such proceedings are inherently uncertain, with material adverse outcomes possible. IP property claims generally involve the demand by a third-party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing IP. Claims that our products or processes infringe or misappropriate any third-party IP rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. Moreover, from time to time, we pursue litigation to assert our IP rights. Regardless of the merit or resolution of any such litigation, complex IP litigation is generally costly and diverts the efforts and attention of our management and technical personnel.

Lawsuits Relating to VMware Backlog

On March 31, 2020, a securities class action lawsuit was filed against VMware and certain former officers of VMware in the United States District Court for the Northern District of California (the "California Court"). On September 18, 2020, the plaintiffs filed a consolidated amended complaint alleging that VMware's statements about backlog and the related internal controls during the period from August 2018 through February 2020 were materially misleading. The defendants filed a motion to dismiss, which was granted with leave to amend on September 10, 2021. On October 8, 2021, the plaintiffs filed their Second Amended Consolidated Complaint based on the same alleged disclosure deficiencies. The defendants' motion to dismiss the Second Amended Consolidated Complaint was filed on November 5, 2021. On April 2, 2023, the California Court denied the defendants' motion to dismiss finding that the plaintiffs had adequately stated claims under Sections 10 and 20A of the Securities Exchange Act of 1934. The parties have agreed to settlement terms and in March 2025 the California Court approved the settlement.

Other Matters

We are currently engaged in a number of legal actions in the ordinary course of our business.

Contingency Assessment

We do not believe, based on currently available facts and circumstances, that the final outcome of any pending legal proceedings, ongoing regulatory investigations or tax disputes, taken individually or as a whole, will have a material adverse effect on our consolidated financial statements. However, lawsuits may involve complex questions of fact and law and may require the expenditure of significant funds and other resources to defend. The results of litigation, regulatory investigations or tax disputes are inherently uncertain, and material adverse outcomes are possible. From time to time, we may enter into confidential discussions regarding the potential settlement of such lawsuits. Any settlement of pending litigation could require us to incur substantial costs and other ongoing expenses, such as future royalty payments in the case of an IP dispute.

During the periods presented, no material amounts have been accrued or disclosed in the accompanying consolidated financial statements with respect to loss contingencies associated with any other legal proceedings, regulatory investigations or tax disputes as potential losses for such matters are not considered probable and ranges of losses are not reasonably estimable. These matters are subject to many uncertainties and the ultimate outcomes are not predictable. There can be no assurances that the actual amounts required to satisfy any liabilities arising from the matters described above will not have a material adverse effect on our consolidated financial statements.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for IP claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liabilities or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

15. Restructuring and Other Charges

Restructuring Charges

The following table summarizes the significant activities within, and components of, the restructuring liabilities:

	Employee Termination Costs	Lease and Impairment Costs	Total
	(In millions)		
Balance as of October 30, 2022	$ 4	$ —	$ 4
Restructuring charges	20	24	44
Utilization	(22)	(24)	(46)
Balance as of October 29, 2023	2	—	2
Restructuring charges	1,510	277	1,787
Utilization	(1,393)	(277)	(1,670)
Balance as of November 3, 2024	119	— [a]	119
Restructuring charges	428	169	597
Utilization	(471)	(169)	(640)
Balance as of November 2, 2025	$ 76	$ — [a]	$ 76

(a) As of November 2, 2025 and November 3, 2024, outstanding restructured lease liabilities of $172 million and $192 million, respectively, were primarily included in long-term lease liabilities within other long-term liabilities.

In connection with the VMware Merger, we initiated restructuring activities to integrate the acquired business, align our workforce and improve efficiencies in our operations. Restructuring charges in fiscal years 2025 and 2024 primarily related to employee termination costs. We also recognized lease and impairment charges primarily related to lease assets and property, plant and equipment of $169 million and $277 million during fiscal years 2025 and 2024, respectively. We have substantially completed these restructuring activities. These charges were recognized primarily in operating expenses.

Other Charges

Restructuring and other charges in our consolidated statements of operations included a $70 million non-recurring impairment charge related to an asset held-for-sale during fiscal year 2025 and $204 million of non-recurring charges related to IP litigation during fiscal year 2023.

16. Subsequent Events

Cash Dividends Declared

On December 9, 2025, our Board of Directors declared a quarterly cash dividend of $0.65 per share on our common stock, payable on December 31, 2025 to stockholders of record on December 22, 2025.

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions to Allowances	Charges Utilized/ Write-offs	Balance at End of Period
	(In millions)			
Accounts receivable allowances:				
Distributor credit allowances [a]				
Fiscal year ended November 2, 2025	$ 94	$ 418	$ (439)	$ 73
Fiscal year ended November 3, 2024	$ 133	$ 351	$ (390)	$ 94
Fiscal year ended October 29, 2023	$ 125	$ 502	$ (494)	$ 133
Other accounts receivable allowances [b]				
Fiscal year ended November 2, 2025	$ 11	$ 11	$ (19)	$ 3
Fiscal year ended November 3, 2024	$ 4	$ 17	$ (10)	$ 11
Fiscal year ended October 29, 2023	$ 1	$ 5	$ (2)	$ 4
Income tax valuation allowances:				
Fiscal year ended November 2, 2025	$ 2,218	$ 1,867	$ (102)	$ 3,983
Fiscal year ended November 3, 2024	$ 1,789	$ 3,151	$ (2,722)	$ 2,218
Fiscal year ended October 29, 2023	$ 1,777	$ 117	$ (105)	$ 1,789

(a) Distributor credit allowances relate to price adjustments and other allowances.

(b) Other accounts receivable allowances primarily include sales returns and allowance for doubtful accounts.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures as of November 2, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of November 2, 2025, our CEO and CFO concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of us are being made only in accordance with authorizations of management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of November 2, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (2013)*. Based on this assessment, our management concluded that, as of November 2, 2025, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of November 2, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8. of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fourth quarter ended November 2, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated herein by reference from sections entitled "Board of Directors," "Corporate Governance" and "Proposal 1 — Election of Directors" in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders. Our executive officers are listed at the end of Item 1 of this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from sections entitled "Board of Directors — Director Compensation," "Board of Directors — Board Committees — Compensation Committee — Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," and "CEO Pay Ratio" in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated herein by reference from sections entitled "Stockholder Information — Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" and "Equity Compensation Plan Information" in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference from sections entitled "Board of Directors" and "Certain Relationships and Related Party Transactions" in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference from the section entitled "Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm" in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

The following consolidated financial statements are included in Item 8 of this Annual Report on Form 10-K:

	Page
Reports of Independent Registered Public Accounting Firm	46
Consolidated Balance Sheets	48
Consolidated Statements of Operations	49
Consolidated Statements of Comprehensive Income	50
Consolidated Statements of Cash Flows	51
Consolidated Statements of Stockholders' Equity	52
Notes to Consolidated Financial Statements	53

2. Financial Statement Schedules

The financial statement schedule of the Registrant and its subsidiaries for fiscal years 2025, 2024 and 2023 required by Item 15(a) (Schedule II, Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K:

	Page
Schedule II - Valuation and Qualifying Accounts	89

Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

3. Exhibits

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger, dated as of May 26, 2022, by and among Broadcom Inc., VMware, Inc., Verona Holdco, Inc., Verona Merger Sub, Inc., Barcelona Merger Sub 2, Inc. and Barcelona Merger Sub 3, LLC.	8-K	001-38449	2.1	05-26-2022	
3.1	Amended and Restated Certificate of Incorporation (including all amendments thereto).	10-Q	001-38449	3.1	09-11-2024	
3.2	Amended and Restated Bylaws.	8-K12B	001-38449	3.2	04-04-2018	
4.1	Form of Common Stock Certificate.	10-Q	001-38449	4.1	06-14-2018	
4.2	Description of Common Stock.	10-K	001-38449	3.1	12-20-2024	
4.3	Indenture, dated as of January 19, 2017, by and among the Broadcom Corporation and Broadcom Cayman Finance Limited (the "Co-Issuers"), the guarantors and Wilmington Trust, National Association, as trustee.	8-K	001-37690	4.1	01-20-2017	
4.4	First Supplemental Indenture to the January 2017 Indenture, dated as of April 9, 2018.	8-K	001-38449	4.1	04-09-2018	
4.5	Second Supplemental Indenture to the January 2017 Indenture, dated as of January 25, 2019.	8-K	001-38449	4.1	01-25-2019	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.6	Form of 3.875% Senior Notes due 2027 (included in Exhibit 4.3).	8-K	001-37690	4.1	01-20-2017	
4.7	Indenture, dated as of October 17, 2017, by and among the Co-Issuers, the guarantors and Wilmington Trust, National Association, as trustee.	8-K	001-37690	4.1	10-17-2017	
4.8	Supplemental Indenture to the October 2017 Indenture, dated as of April 9, 2018.	8-K	001-38449	4.2	04-09-2018	
4.9	Second Supplemental Indenture to the October 2017 Indenture, dated as of January 25, 2019.	8-K	001-38449	4.2	01-25-2019	
4.10	Form of 3.125% Senior Notes due 2025 (included in Exhibit 4.7).	8-K	001-37690	4.1	10-17-2017	
4.11	Form of 3.500% Senior Notes due 2028 (included in Exhibit 4.7).	8-K	001-37690	4.1	10-17-2017	
4.12	Indenture, dated as of April 5, 2019, by and among the Company as Issuer, Broadcom Technologies Inc., Broadcom Corporation and Broadcom Cayman Finance Limited, and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.1	04-05-2019	
4.13	Form of 4.750% Senior Notes due 2029 (included in Exhibit 4.12).	8-K	001-38449	4.1	04-05-2019	
4.14	Indenture, dated as of April 9, 2020, by and among the Company, as Issuer, Broadcom Technologies Inc. and Broadcom Corporation (the "2020 Guarantors"), and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.1	04-09-2020	
4.15	Form of 5.000% Senior Notes due 2030 (included in Exhibit 4.14).	8-K	001-38449	4.1	04-09-2020	
4.16	Indenture, dated as of May 8, 2020, by and among the Company as Issuer, the 2020 Guarantors, and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.1	05-08-2020	
4.17	Form of 3.150% Senior Notes due 2025 (included in Exhibit 4.16).	8-K	001-38449	4.1	05-08-2020	
4.18	Form of 4.150% Senior Notes due 2030 (included in Exhibit 4.16).	8-K	001-38449	4.1	05-08-2020	
4.19	Form of 4.300% Senior Notes due 2032 (included in Exhibit 4.16).	8-K	001-38449	4.1	05-08-2020	
4.20	Indenture, dated as of May 21, 2020, by and among the Company, the 2020 Guarantors and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.1	05-21-2020	
4.21	Form of 3.459% Senior Notes due 2026 (included in Exhibit 4.20).	8-K	001-38449	4.1	05-21-2020	
4.22	Form of 4.110% Senior Notes due 2028 (included in Exhibit 4.20).	8-K	001-38449	4.1	05-21-2020	
4.23	Indenture, dated as of January 19, 2021, by and among the Company, the 2020 Guarantors and Wilmington Trust, National Association, as Trustee.	8-K	001-38449	4.1	01-19-2021	
4.24	Form of 1.950% Senior Notes due 2028 (included in Exhibit 4.23).	8-K	001-38449	4.1	01-19-2021	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.25	Form of 2.450% Senior Notes due 2031 (included in Exhibit 4.23).	8-K	001-38449	4.1	01-19-2021	
4.26	Form of 2.600% Senior Notes due 2033 (included in Exhibit 4.23).	8-K	001-38449	4.1	01-19-2021	
4.27	Form of 3.500% Senior Notes due 2041 (included in Exhibit 4.23).	8-K	001-38449	4.1	01-19-2021	
4.28	Form of 3.750% Senior Notes due 2051 (included in Exhibit 4.23).	8-K	001-38449	4.1	01-19-2021	
4.29	Indenture, dated as of March 31, 2021, by and between the Company and Wilmington Trust, National Association, as Trustee.	8-K	001-38449	4.1	03-31-2021	
4.30	Form of 3.419% Senior Notes due 2033 (included in Exhibit 4.29).	8-K	001-38449	4.1	03-31-2021	
4.31	Form of 3.469% Senior Notes due 2034 (included in Exhibit 4.29).	8-K	001-38449	4.1	03-31-2021	
4.32	Indenture, dated as of September 30, 2021, by and between the Company and Wilmington Trust, National Association, as Trustee.	8-K	001-38449	4.1	09-30-2021	
4.33	Form of 3.137% Senior Notes due 2035 (included in Exhibit 4.32).	8-K	001-38449	4.1	09-30-2021	
4.34	Form of 3.187% Senior Notes due 2036 (included in Exhibit 4.32).	8-K	001-38449	4.1	09-30-2021	
4.35	Registration Rights Agreement, dated as of September 30, 2021, by and among the Company and BNP Paribas Securities Corp., J.P. Morgan Securities LLC and TD Securities (USA) LLC, as dealer-mangers in connection with the September 2021 exchange offer.	8-K	001-38449	4.4	09-30-2021	
4.36	Indenture, dated April 14, 2022, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.1	04-15-2022	
4.37	Form of 4.00% Senior Notes due 2029 (included in Exhibit 4.36).	8-K	001-38449	4.1	04-15-2022	
4.38	Form of 4.15% Senior Notes due 2032 (included in Exhibit 4.36).	8-K	001-38449	4.1	04-15-2022	
4.39	Registration Rights Agreement, dated as of April 14, 2022, between the Company and BofA Securities, Inc., HSBC Securities (USA) Inc., and RBC Capital Markets, LLC, as representatives of the several initial purchasers of the April 2022 Senior Notes.	8-K	001-38449	4.4	04-15-2022	
4.40	Indenture, dated April 18, 2022, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.1	04-18-2022	
4.41	Form of 4.926% Senior Notes due 2037 (included in Exhibit 4.40).	8-K	001-38449	4.1	04-18-2022	
4.42	Registration Rights Agreement, dated April 18, 2022, between the Company and Barclays Capital Inc., BBVA Securities Inc., BNP Paribas Securities Corp. and J.P. Morgan Securities LLC, as dealer-managers in connection with the April 2022 Exchange Offer.	8-K	001-38449	4.3	04-18-2022	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.43	Indenture, dated July 12, 2024, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.1	07-12-2024	
4.44	Supplemental Indenture No. 1, dated July 12, 2024, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.2	07-12-2024	
4.45	Form of 5.050% Senior Notes due 2027 (included in Exhibit 4.44).	8-K	001-38449	4.2	07-12-2024	
4.46	Form of 5.050% Senior Notes due 2029 (included in Exhibit 4.44).	8-K	001-38449	4.2	07-12-2024	
4.47	Form of 5.150% Senior Notes due 2031 (included in Exhibit 4.44).	8-K	001-38449	4.2	07-12-2024	
4.48	Supplemental Indenture No. 2, dated October 2, 2024, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.2	10-02-2024	
4.49	Form of 4.150% Senior Notes due 2028 (included in Exhibit 4.48).	8-K	001-38449	4.2	10-02-2024	
4.50	Form of 4.350% Senior Notes due 2030 (included in Exhibit 4.48).	8-K	001-38449	4.2	10-02-2024	
4.51	Form of 4.550% Senior Notes due 2032 (included in Exhibit 4.48).	8-K	001-38449	4.2	10-02-2024	
4.52	Form of 4.800% Senior Notes due 2034 (included in Exhibit 4.48).	8-K	001-38449	4.2	10-02-2024	
4.53	Supplemental Indenture No. 3, dated January 10, 2025, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.2	01-10-2025	
4.54	Form of 4.800% Senior Notes due 2028 (included in Exhibit 4.53).	8-K	001-38449	4.2	01-10-2025	
4.55	Form of 5.050% Senior Notes due 2030 (included in Exhibit 4.53).	8-K	001-38449	4.2	01-10-2025	
4.56	Form of 5.200% Senior Notes due 2032 (included in Exhibit 4.53).	8-K	001-38449	4.2	01-10-2025	
4.57	Supplemental Indenture No. 4, dated July 11, 2025, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.2	07-11-2025	
4.58	Form of 4.600% Senior Notes due 2030 (included in Exhibit 4.57).	8-K	001-38449	4.2	07-11-2025	
4.59	Form of 4.900% Senior Notes due 2032 (included in Exhibit 4.57).	8-K	001-38449	4.2	07-11-2025	
4.60	Form of 5.200% Senior Notes due 2035 (included in Exhibit 4.57).	8-K	001-38449	4.2	07-11-2025	
4.61	Supplemental Indenture No. 5, dated September 29, 2025, between the Company and Wilmington Trust, National Association, as trustee.	8-K	001-38449	4.2	09-29-2025	
4.62	Form of 4.200% Senior Notes due 2030 (included in Exhibit 4.61).	8-K	001-38449	4.2	09-29-2025	
4.63	Form of 4.800% Senior Notes due 2036 (included in Exhibit 4.61).	8-K	001-38449	4.2	09-29-2025	
4.64	Form of 4.900% Senior Notes due 2038 (included in Exhibit 4.61).	8-K	001-38449	4.2	09-29-2025	
10.1	Form of Indemnification and Advancement Agreement (effective 2018).	8-K12B	001-38449	10.1	04-04-2018	

Exhibit Number		Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
					Incorporated by Reference		
10.2		Lease Agreement dated August 10, 2017 between Five Point Office Venture I, LLC and Broadcom Corporation.	10-K	001-37690	10.29	12-21-2017	
10.3		First Amendment to Lease Agreement by and between Five Point Office Venture 1, LLC and Broadcom Corporation.	10-K	001-38449	10.18	12-18-2020	
10.4	+	Avago Technologies Limited 2009 Equity Incentive Award Plan.	S-1/A	333-153127	10.18	07-27-2009	
10.5	+	Broadcom Inc. Employee Stock Purchase Plan (as amended and restated on April 1, 2019).	Schedule 14A	001-38449	Appendix B-1	02-19-2019	
10.6	+	LSI Corporation 2003 Equity Incentive Plan, as amended.	S-8	333-195741	4.1	05-06-2014	
10.7	+	Amendment to the LSI Corporation 2003 Equity Incentive Plan (effective 2016).	10-K	001-37690	10.45	12-23-2016	
10.8	+	Amendment to the LSI Corporation 2003 Equity Incentive Plan (effective 2018).	8-K12B	001-38449	10.10	04-04-2018	
10.9	+	Broadcom Inc. 2012 Stock Incentive Plan (as amended and restated on April 5, 2021).	10-Q	001-38449	10.1	06-11-2021	
10.10	+	VMware, Inc. Amended and Restated 2007 Equity and Incentive Plan.	S-8	333-275702	99.1	11-22-2023	
10.11	+	Form of Annual Bonus Plan for Executive Employees.	10-K	001-37690	10.53	12-23-2016	
10.12	+	Form of Agreement for Multi-Year Equity Award of Restricted Stock Unit Award under the Avago Technologies Limited 2009 Equity Incentive Award Plan (effective 2017).	8-K	001-38449	10.1	12-06-2018	
10.13	+	Form of Agreement for Multi-Year Equity Award of Performance Stock Units under the Avago Technologies Limited 2009 Equity Incentive Award Plan (effective 2018).	8-K	001-38449	10.2	12-06-2018	
10.14	+	Form of Restricted Stock Unit Award Agreement under LSI Corporation 2003 Equity Incentive Plan, as amended (effective 2020).	10-K	001-38449	10.51	12-18-2020	
10.15	+	Form of Performance Stock Unit Award Agreement (Relative TSR) under LSI Corporation 2003 Equity Incentive Plan, as amended (effective 2020).	10-K	001-38449	10.52	12-18-2020	
10.16	+	Form of Restricted Stock Unit Award Agreement under Broadcom Inc. 2012 Stock Incentive Plan (effective 2021).	10-Q	001-38449	10.3	06-11-2021	
10.17	+	Form of Performance Stock Unit Award Agreement under the Broadcom Inc. 2012 Stock Incentive Plan (effective 2021).	10-Q	001-38449	10.4	06-11-2021	
10.18	+	Form of Performance Stock Unit Award Agreement (Price Contingency) under Broadcom Inc. 2012 Stock Incentive Plan.	8-K	001-38449	10.1	11-02-2022	
10.19	+	Form of Performance Stock Unit Award Agreement (Operating Metric) under Broadcom Inc. 2012 Stock Incentive Plan.	8-K	001-38449	10.1	09-09-2025	
10.20	+	Broadcom Inc. 2023 Inducement Plan.	S-8	333-276053	99.1	12-14-2023	
10.21	+	Form of Restricted Stock Unit Award Agreement under Broadcom Inc. 2023 Inducement Plan.	S-8	333-276053	99.2	12-14-2023	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.22 +	Form of Performance Stock Unit Award Agreement under Broadcom Inc. 2023 Inducement Plan.	S-8	333-276053	99.3	12-14-2023	
10.23 +	Policy on Acceleration of Executive Staff Equity Awards in the Event of Permanent Disability (as amended June 2, 2021).	8-K	001-38449	10.1	06-03-2021	
10.24 +	Policy on Acceleration of Equity Awards in the Event of Death (as amended January 1, 2023).	10-Q	001-38449	10.2	09-06-2023	
10.25 +	Amended and Restated Severance Benefits Agreement, dated December 10, 2020, between Broadcom Inc. and Hock E. Tan.	8-K	001-38449	10.1	12-10-2020	
10.26 +	Amended and Restated Severance Benefits Agreement, dated December 10, 2020, between Broadcom Inc. and Charlie B. Kawwas.	8-K	001-38449	10.2	12-10-2020	
10.27 +	Severance Benefits Agreement, dated September 26, 2017, between Broadcom Limited and Mark Brazeal.	10-Q	001-38449	10.18	06-16-2018	
10.28 +	Severance Benefits Agreement, dated December 10, 2020, between Broadcom Inc. and Kirsten M. Spears.	8-K	001-38449	10.5	12-10-2020	
19.1	Broadcom Inc. Insider Trading Compliance Policy					X
21.1	List of Subsidiaries.					X
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (see signature page to this Form 10-K).					X
31.1	Certification of Principal Executive Officer of Broadcom Inc. Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer of Broadcom Inc. Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Principal Executive Officer of Broadcom Inc. Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Principal Financial Officer of Broadcom Inc. Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Clawback Policy.	10-K	001-38449	97.1	12-14-2023	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Schema Document.					X
101.CAL	Inline XBRL Calculation Linkbase Document.					X
101.DEF	Inline XBRL Definition Linkbase Document.					X
101.LAB	Inline XBRL Labels Linkbase Document.					X

		Incorporated by Reference				
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
101.PRE	Inline XBRL Presentation Linkbase Document.					X
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					X

Notes:

+   Indicates a management contract or compensatory plan or arrangement.

*   Certain information omitted pursuant to a request for confidential treatment filed with the SEC.

ITEM 16.　　　　**FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROADCOM INC.

By: **/s/ Hock E. Tan**

       Name: Hock E. Tan

       Title: President and Chief Executive Officer

Date: December 18, 2025

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Hock E. Tan, Kirsten M. Spears and Mark D. Brazeal, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the Registrant in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ Hock E. Tan **Hock E. Tan**	President, Chief Executive Officer and Director (Principal Executive Officer)	December 18, 2025
/s/ Kirsten M. Spears **Kirsten M. Spears**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 18, 2025
/s/ Henry Samueli **Henry Samueli**	Chairman of the Board of Directors	December 18, 2025
/s/ Eddy W. Hartenstein **Eddy W. Hartenstein**	Lead Independent Director	December 18, 2025
/s/ Diane M. Bryant **Diane M. Bryant**	Director	December 18, 2025
/s/ Gayla J. Delly **Gayla J. Delly**	Director	December 18, 2025
/s/ Kenneth Y. Hao **Kenneth Y. Hao**	Director	December 18, 2025
/s/ Check Kian Low **Check Kian Low**	Director	December 18, 2025
/s/ Justine F. Page **Justine F. Page**	Director	December 18, 2025
/s/ Harry L. You **Harry L. You**	Director	December 18, 2025